04039749

24-10087

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
AUG 6 - 2004
1083

AMENDMENT NO. 2
to
FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

AUGUSTA ENTERTAINMENT, LLC
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization)

3480 Wrightsboro Road
Augusta, Georgia 30909
(706) 738-8000
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Frank J. Lawrence, Chief Executive Officer
3480 Wrightsboro Road
Augusta, Georgia 30909
(706) 738-8000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:
Douglas D. Batchelor, Jr.
Hull, Towill, Norman, Barrett & Salley, P.C.
801 Broad Street, 7th Floor
Augusta, Georgia 30901
(706) 722-4481

7941	20-0229550
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED
AUG 09 2004
THOMSON
FINANCIAL

PART I —NOTIFICATION

ITEM 1. Significant Parties

(a) Directors. As a manager-managed limited liability company organized under Georgia law, the issuer does not have directors, but management authority is vested in its sole manager. The manager has all authority to direct and supervise the operations of the company, generally with only limited restrictions for extraordinary transactions which require consent of a majority of the members. Currently, the issuer, Augusta Entertainment, LLC, is managed by its sole manager, whose name and business address is as follows:

Frank J. Lawrence
Bobby Jones Ford
3480 Wrightsboro Road
Augusta, Georgia 30909
(706) 738-8000

Upon consummation of the offering, the number of managers will be increased to seven. Mr. Lawrence will continue as a manager, and the following six individuals are expected to become managers:

William S. Morris III
Morris Communications Company, LLC
725 Broad Street
Augusta, Georgia 30901
(706) 724-0851

Carl Scheer
ScheerGame Sports Development, LLC
2215 S. Third Street, Suite 203
Jacksonville Beach, Florida 32250
(904) 242-7206

Paul S. Simon
Augusta Riverfront Center - Suite 340
One Tenth Street
Augusta, Georgia 30901
(706) 823-3302

Larry E. Sconyers
2250 Sconyers Way
Augusta, Georgia 30906
(706) 790-5411

James L. Kendrick
512 Reynolds Street
Augusta, Georgia 30901
(706) 722-6940

Rev. Otis B. Moss, III
Tabernacle Baptist Church
1223 Laney-Walker Boulevard
Augusta, Georgia 30901
(706) 724-1230

Concurrently with the consummation of this offering, the members of Augusta Entertainment, LLC will adopt the Amended and Restated Operating Agreement attached as Appendix A to the Offering Circular. These six individuals, along with Mr. Lawrence, are named as the managers of the issuer in this Amended and Restated Operating Agreement. The terms of two of these managers will expire on December 31 of each of 2005 and 2006 and the terms of three of the managers will expire on December 31, 2007. Upon the expiration of the terms of these managers, their replacements will be elected for staggered three year terms by vote of the members.

In addition to the managers described above, the managers have the authority to amend the Operating Agreement to expand the number of managers by up to three and to provide for the appointment of up to three additional managers by Augusta-Richmond County, Georgia, under such terms and conditions as the managers may approve, for so long as Augusta Entertainment is engaged to provide services for the design, construction and management of an arena for the City.

(b) Officers. The issuer's chief executive officer is Mr. Lawrence, the sole manager listed above.

While they do not currently have official titles with the issuer, William S. Morris III and Paul S. Simon (both listed above in paragraph (a) as proposed managers) currently perform supervisory management and business planning services for the issuer.

(c) General Partners. The issuer is a limited liability company and has no general partners. The issuer has two members, as listed in paragraph (d) below.

(d) Record Owners. Currently, the issuer has two members, each of which are record and beneficial owners of 50% of the membership interests, as listed below:

Frank J. Lawrence
Bobby Jones Ford
3480 Wrightsboro Road
Augusta, Georgia 30909
(706) 738-8000

Shivers Hockey Investment, LLC
c/o William S. Morris III, Chairman
725 Broad Street
Augusta, Georgia 30901
(706) 724-0851

The issuer has committed to issue membership interests equal to 5% of the equity of the issuer (which may increase to 10% under certain circumstances) to the following:

ScheerGame Sports Development, LLC
2215 S. Third Street, Suite 203
Jacksonville Beach, Florida 32250

(904) 242-7206

The interests of Mr. Lawrence and Shivers Hockey Investment, LLC will be diluted by the membership interests issued to ScheerGame and by the issuance of the membership units offered in this Offering Statement. The 5% (or up to 10%) interest to be issued ScheerGame will not be diluted by the issuance of the membership units offered in this Offering Statement. If all membership units offered in this Offering Statement are issued and if ScheerGame qualifies to receive a 10% interest, then the interests currently held by Mr. Lawrence and Shivers Hockey Investment, LLC will each represent a 5% ownership interest.

(e) Beneficial Owners. The owners listed above in paragraph (d) are both the record and beneficial owners.

(f) Promoters of the issuer. Mr. Lawrence and Mr. Morris (both listed in paragraph (a) above) are promoters of the issuer by reason of taking initiative in founding and organizing the business of the issuer. These individuals are referred to as the "founders" in this Offering Statement.

(g) Affiliates of the issuer. The issuer has no subsidiaries and does not possess any significant equity ownership interest in any other entity.

(I) Frank J. Lawrence. Affiliates of the issuer include its manager, Frank J. Lawrence (address listed in paragraph (a) above), and the following entities controlled by Mr. Lawrence:

Entity	State / Country of Formation or Organization
Bobby Jones Ford, Inc.	Georgia
Augusta Auto Auction, Inc.	Georgia
FJL LLC	Georgia
Lawrence Sports, Inc.	Georgia
Frank Lawrence Enterprises, Inc.	Georgia
Garden City Motors, LLC	Georgia

The business address for each of the above entities is:

P.O. Box 15398
Augusta, Georgia 30919
(706) 738-8000

(II) Shivers Hockey Investment, LLC ("Shivers Hockey" - address listed in paragraph (d) above) is one of two unrelated 50% owners of the issuer, but is not related to the sole manager, who is the other 50% owner. Because of Shivers Hockey's ownership interest, the working relationship between Shivers Hockey and its Chairman, Mr. Morris, and Mr. Morris' interests as a creditor to the issuer, for purposes of this offering statement, Shivers Hockey and Mr. Morris are assumed to be in control of the issuer; and Shivers Hockey, Mr. Morris and their affiliates are assumed to be affiliates of the issuer. The following is a description of Shivers Hockey and its affiliates.

Shivers Hockey has no subsidiaries. Shivers Hockey is a wholly owned subsidiary of Shivers Lending, LLC, which is a wholly owned subsidiary of Shivers Trading & Operating Company, a Georgia corporation ("Shivers Trading"). Shivers Trading is controlled by William S. Morris III and his spouse, Mary E. Morris, by virtue of their ownership of a majority of the voting stock of Shivers Trading. Shivers Trading controls and is the ultimate corporate parent of a large group of subsidiary entities, which have investments and are engaged in a variety of businesses, primarily newspaper publishing, outdoor advertising, magazines and specialized publications, book publishing and distribution, radio broadcasting, event management, online services, farming, hotels and other real estate. Shivers Trading and each of such subsidiary entities are assumed to be affiliates of the issuer for purposes of this offering statement. The following entities are Shivers Trading's primary operating subsidiaries (other non-operating and lower tier subsidiaries that operate as various divisions of one of the following operating subsidiaries are not listed) :

Entity	State / Country of Formation or Organization
Morris Communications Company, LLC	Georgia
Morris Publishing Group, LLC	Georgia
Best Read Guides, LLC	Georgia
Morris Book Publishing, LLC	Georgia
Southwestern Newspapers Company, L.P.	Texas
Athens Newspapers, LLC	Georgia
Southeastern Newspapers Company, LLC	Georgia
MCC Outdoor, LLC	Georgia
MCC Magazines, LLC	Georgia
MCC Radio, LLC	Georgia

The business address for William S. Morris III, Mary E. Morris, Shivers Trading and each of its subsidiaries is:

725 Broad Street
Augusta, Georgia 30901
(706) 724-0851

(III) ScheerGame Sports Development, LLC ("ScheerGame" - address listed in paragraph (d) above) will become a 5% equity owner. In addition, ScheerGame's ownership interest may be increased to 10% under certain circumstances. ScheerGame currently has no rights to manage or control the issuer. ScheerGame and Carl Scheer have provided substantial consulting and business planning services for the issuer, and have become trusted advisors. Following this offering, Carl Scheer, one of the principal owners and officers of ScheerGame, will become one of seven managers of the issuer. Therefore, for purposes of this offering statement, ScheerGame and Carl Scheer are assumed to be in control of the issuer; and ScheerGame, Mr. Scheer and their affiliates are assumed to be affiliates of the issuer. The following is a listing of the affiliates of Carl Scheer (including ScheerGame and its affiliates):

ScheerSports, LLC, a South Carolina limited liability company
650 N.Academy Street
Greenville, South Carolina 29601
(864) 250-4921

Greenville Professional Hockey, LLC, , a South Carolina limited liability company
650 N.Academy Street
Greenville, South Carolina 29601
(864) 467-4777

ScheerGame Sports Development, LLC, a South Carolina limited liability company
2215 South Third Street
Suite 203
Jacksonville Beach, Florida 32250
(904) 242-7206

Charlotte Checkers Professional Ice Hockey, LLC, a North Carolina limited liability company
2700 E. Indepdendence Blvd.
Charlotte, North Carolina 28205
(704) 342-4423

ScheerGame Real Estate Development, LLC, a Wisconsin limited liability company
2215 S. Third Street, Suite 203
Jacksonville Beach, Florida 32250
(904) 242-7206

College Town, LLC, a Wisconsin limited liability company
2215 S. Third Street, Suite 203
Jacksonville Beach, Florida 32250
(904) 242-7206

(IV) While he does not currently have an official title with the issuer, Paul S. Simon currently performs supervisory management and business planning services for the issuer. Following this offering, Paul S. Simon will become one of seven managers of the issuer. Therefore, for purposes of this offering statement, Mr. Simon is assumed to be in control of the issuer; and Mr. Simon and his affiliates are assumed to be affiliates of the issuer. The following is a listing of the affiliates of Mr. Simon:

Southeastern Accomodation 2001-{14}, L.L.C., a South Carolina limited liability company
Augusta Riverfront Center - Suite 340
One Tenth Street
Augusta, Georgia 30901
(706) 823-3302

(V) Following this offering, Larry E. Sconyers will become one of seven managers of the issuer. Mr. Sconyers has not been an active participant in the business or planning activities of the issuer. As such, Mr. Sconyers does not believe he controls the issuer. The following is a listing of the affiliates of Mr. Sconyers, but this does not constitute a statement that Mr. Sconyers' affiliates are affiliates of the issuer:

Sconyers, Inc.
2250 Sconyers Way
Augusta, Georgia 30906
(706) 790-5411

(VI) Following this offering, James L. Kendrick will become one of seven managers of the issuer. Mr. Kendrick has not been an active participant in the business or planning activities of the issuer. As such, Mr. Kendrick does not believe he controls the issuer. The following is a listing of the affiliates of Mr. Kendrick, but this does not constitute a statement that Mr. Kendrick's affiliates are affiliates of the issuer:

Augusta Blueprint, Inc., a Georgia corporation
512 Reynolds Street
Augusta, Georgia 30901
(706) 722-6940

Creative Colors, Inc., a Georgia corporation
512 Reynolds Street
Augusta, Georgia 30901
(706) 722-6940

(VII) Following this offering, Rev. Otis B. Moss, III will become one of seven managers of the issuer. Rev. Moss has not been an active participant in the business or planning activities of the issuer. As such, Rev. Moss does not believe he controls the issuer.

(h) Counsel to the issuer with respect to the proposed offering:

Hull, Towill, Norman, Barrett & Salley, P.C.
801 Broad Street, 7th Floor
Augusta, Georgia 30901
(706) 722-4481
Attn: Douglas D. Batchelor, Jr.
Mark S. Burgreen

(i)-(m) Underwriter information. There are no underwriters with respect to the proposed offering.

ITEM 2. Application of Rule 262

(a)-(b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities will not be offered by underwriters, dealers or salespersons.

(b) The securities will be offered by the issuer (other than by underwriters, dealers or salesmen) only in the State of Georgia; provided, however, we may offer and sell to an investor outside the

State of Georgia only if we determine that the offer and sale would be in compliance with all applicable state and Federal securities laws, and may require additional undertakings or representations from the subscriber. The securities will be offered by delivery of an Offering Circular by the issuer to potential investors who have indicated an interest. The securities will be exempt from registration under the state securities laws of the State of Georgia as an offering under Regulation A, pursuant to Section 10-5-9(5) of the Official Code of Georgia Annotated, and therefore will not be registered in the State of Georgia.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The issuer was formed on August 15, 2003 by its two members, Frank J. Lawrence and Shivers Hockey. Each of the two members became 50% owners and agreed to contribute 50% of the capital initially required by the issuer. In addition, the founders (Mr. Lawrence and Mr. Morris) agreed to guarantee some of the issuer's indebtedness. To date, the two members have each contributed over $100,000 in cash to the capital of the issuer and have agreed to continue to make capital contributions until their total capital contributions are $150,000 each. The capital contributions by the two members have been and will be in cash, except that a portion of the capital contribution by Mr. Lawrence, valued by the two members at $35,000, has been made in the form of personal property consisting of equipment and other items used in the operations of the hockey team. This personal property was valued based upon the members' opinion of the fair market value of the property. Further, the agreed upon value approximates Mr. Lawrence's cost basis, net of accumulated depreciation, of the personal property contributed.

In connection with this offering, the percentage interests of the original members will be classified as membership units on a basis equivalent to the units offered to investors in this offering. The contributions by the two original members of $150,000 each will be classified as 150 units, at the rate of $1,000 per unit. The units being offered to investors in this offering will also be priced at $1,000 per unit. If all membership units offered in this Offering Statement are issued and if ScheerGame qualifies to receive a 10% interest, then the interests currently held by Mr. Lawrence and Shivers Hockey will each represent a 5% ownership interest. The membership units of the two original members will be of the same class and type issued to investors in this offering. The units sold to investors in this offering will be subject to redemption at their issue price (plus any net earnings, after fees and expenses on an escrow account) no later than December 31, 2005, if the managers of Augusta Entertainment determine in their sole discretion that Augusta Entertainment will not be able to enter into a satisfactory memorandum of understanding with Augusta, Georgia with respect to the design, construction and management of a new multi-purpose entertainment and sports arena or, if the minimum number of units are not sold.

The issuer has retained the services of ScheerGame for planning and implementation of the issuer's business plan and, in the future, intends to engage ScheerGame to oversee the design and construction of a new multi-purpose entertainment and sports arena and to manage the new arena, in satisfaction of the issuer's duties under a proposed contract with Augusta, Georgia. In addition to the cash fees paid to ScheerGame, the issuer has agreed to issue 5% of the issuer's membership interests (after taking into consideration the shares issued in this offering) as further compensation for its services rendered. The equity interest of ScheerGame will be increased to 10% upon certain conditions, including the successful negotiation of agreements for the development of a new arena and passage of a special purpose local option sales tax referendum providing funds for the proposed new arena project. These units will be of the same class and type issued to investors in this offering. If fully earned, and if all units in this offering are sold, the 10% capital interests that may be issued to ScheerGame will be the equivalent of 300 units valued at $1,000 per unit, for a total value (assuming all units in this offering are sold) of

$300,000.

Except as stated in the two preceding paragraphs, the issuer has not issued or sold any registered or unregistered securities within one year prior to the filing of this Form 1-A. The issuer has no predecessors or affiliated issuers.

For a description of an unrelated issuance of notes by an affiliate for its separate business, see Item 6.

(b) No director, officer, promoter or principal security holder of the issuer has sold any unregistered securities of the issuer within one year prior to the filing of this Form 1-A. Further, no securities of the issuer have ever been sold or transferred, except the securities described in paragraph (a) above.

(c) The membership interests issued to the original members upon formation of Augusta Entertainment, and the membership interests agreed to be issued to ScheerGame as compensation for services, were exempt from registration under section 4(2) of the Securities Act, as transactions by an issuer not involving any public offering.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A; except that in an unrelated transaction, affiliates of Shivers Hockey, one of the two original members, have filed a Registration Statement on Form S-4 relating to an offer to exchange registered notes for unregistered notes. This exchange occurred on June 14, 2004.

The unrelated offering by the affiliate of Shivers Hockey is described as follows: Morris Publishing Group, LLC ("MPG") is a lower tier subsidiary of Shivers Trading, but is not a subsidiary or a parent of Shivers Hockey. MPG is primarily in the newspaper business. In the third quarter of 2003, MPG and its wholly-owned subsidiary, Morris Publishing Finance Co., issued $300 million aggregate principal amount of their 7% senior subordinated notes due 2013, the proceeds of which were used to repay existing indebtedness that had been outstanding for years. These notes are guaranteed on a senior subordinated basis by all of MPG's subsidiaries. These notes were issued to institutional initial purchasers, which re-sold the notes to Qualified Institutional Buyers (QIBs) in Rule 144A transactions. MPG and its subsidiaries have filed a registration statement on Form S-4 (see Registration No. 333-112246) for the registration of MPG's Series B 7% senior subordinated notes due 2013 in the aggregate principal amount of $300 million, as well as the related guarantees by MPG's subsidiaries. None of the proceeds of the original issuance of the notes in the third quarter 2003 were or will be used by or for the benefit of Shivers Hockey (or the issuer) and MPG will receive no proceeds from the exchange offer with respect to the securities currently being registered on Form S-4. The business and operations of MPG and its subsidiaries are totally unrelated to the business and operations of the issuer. The institutional initial purchasers were the following entities, each of which is a QIB and an accredited investor:

J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
BNY Capital Markets, Inc.
Fleet Securities, Inc.
McDonald Investments Inc.
SunTrust Capital Markets, Inc.
Stephens Inc.

In this regard, we note that the issuance of notes by MPG to refinance its indebtedness and the issuance of the membership interests by the issuer in this offering: (1) are unrelated, not inter-dependent and are not part of a single plan of financing; (2) do not involve issuance of the same class of securities or the same issuer; and (3) are not made for the same general purpose.

ITEM 7. Marketing Arrangements

(a) There are no arrangements known to the issuer or to any person named in response to Item 1 above for any of the following purposes:

> (1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;
>
> (2) To stabilize the market for any of the securities to be offered; or
>
> (3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) No underwriter is involved in this offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, manager, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

Publications authorized by Rule 254 were used prior to the filing of the Form 1-A notification. The dates of publication were as follows:

(a) Letters inviting select groups of prospective purchasers known to management of the issuer to an informational presentation were mailed on November 10, 2003 and March 5, 2004.

(b) Written documents (copies of Power Point presentation slides used in oral information presentations) were delivered to a select group of prospective purchasers known to management of the issuer on November 25, 2003.

(c) Newspaper advertisements were published in the *Augusta Chronicle* on the following dates: March 7, 2004, March 10, 2004 and March 11, 2004.

Following the date of the original Form 1-A, March 25, 2004, the issuer has not published or distributed any written documents (including the Preliminary Offering Circular) to prospective investors. The issuer has made oral presentations to prospective investors, or groups of prospective investors, describing the project, without soliciting funds or subscriptions. The date of the last communication with prospective purchasers was May 27, 2004.

PART II— OFFERING CIRCULAR

Preliminary Offering Circular, subject to completion, dated August 5, 2004

The information in this prospectus is not complete and may be changed.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Augusta Entertainment, LLC

2,400 Membership Units

This Offering Circular relates to the sale by Augusta Entertainment, LLC of up to 2,400 of its membership units, at an offering price of $1,000 per unit. The minimum number of units to be sold is 1,500.

The membership units are being offered by the issuer, Augusta Entertainment, LLC, a Georgia limited liability company. The mailing address and telephone number for the issuer's principal executive office is:

3480 Wrightsboro Road
Augusta, Georgia 30909
(706) 738-8000
Attention: Frank J. Lawrence

Each membership unit represents a percentage interest in the single class of equity of Augusta Entertainment, which owns the Augusta Lynx minor league hockey team, and proposes to enter into contractual arrangements with Augusta, Georgia for the design, construction and management of a new multi-purpose entertainment and sports arena. The 2,400 units offered by this Offering Circular will have rights equal to the 600 units authorized for issuance to three other members.

Funds from the sale of units will be held by SouthTrust Bank, as escrow agent, until both (1) the minimum number of units are sold (1,500 units), and (2) our managers notify the escrow agent that we have entered into a satisfactory memorandum of understanding (MOU) with the City with respect to the design, construction and management of a new arena. The funds in escrow will be promptly returned to the investors if both such conditions have not been met by December 31, 2005, or earlier if our managers notify the escrow agent that in their opinion we will be unable to meet the minimum sale requirement or to enter into such a memorandum of understanding. In determining whether an MOU is "satisfactory", the managers shall use their business judgment in their sole discretion to determine whether the MOU is in Augusta Entertainment's best interests - but an MOU that is satisfactory to the managers may not be in an investor's best interests.

These securities involve a high degree of risk and should be purchased only by investors who can afford the loss of their entire investment. See "Risk factors" beginning on page 11 for a discussion of certain risks that you should consider in connection with an investment in the membership units.

The units have not been registered under the Securities Act of 1933 or the securities laws of the State of Georgia or any other place. The units will not be listed on any securities exchange and will not be readily tradable on any securities exchange or other established market. Accordingly, you may be required to bear the financial risks of investing in the units for an indefinite period of time.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to public	Underwriting discount and commissions	Proceeds to issuer*
Per Unit	$1,000	$0	$1,000
Total Minimum	$1,500,000	$0	$1,500,000
Total Maximum	$2,400,000	$0	$2,400,000

* The issuer will use the proceeds to pay (or to repay indebtedness incurred to pay) the expenses of this offering, estimated to be $100,000.

The approximate date of commencement of the proposed sale of membership units pursuant to this Offering Circular is [________], 2004. This offering will terminate no later than December 31, 2005.

The date of this Offering Circular is August [__], 2004

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any such sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

In making your investment decision, you should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

You should not assume that the information contained in this Offering Circular is accurate as of any date other than the date on the front cover of this Offering Circular.

Table of contents

In this Offering Circular, "Augusta Entertainment," "we," "us" and "our" refer to Augusta Entertainment, LLC. We were formed in August 2003 by our two original members, Frank Lawrence and Shivers Hockey Investment, LLC, referred to as "Shivers Hockey". Shivers Hockey is controlled by William S. Morris III. Mr. Morris and Mr. Lawrence are referred to as our "founders". We propose to enter into agreements with Augusta, Georgia, which is a consolidated city-county governmental unit. We may refer to Augusta, Georgia as "Augusta" or "the City".

Summary

This summary highlights the information contained elsewhere in this Offering Circular. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire Offering Circular and the documents to which this Offering Circular refers. You should read the following summary together with the more detailed information and financial statements and the notes to those statements included elsewhere in this Offering Circular. Unless otherwise indicated, financial information included in this Offering Circular is presented on an historical basis.

Overview

Augusta Entertainment was formed in August, 2003 by its two members to purchase the Augusta Lynx minor league hockey team based in Augusta, Georgia and to propose to develop, construct and operate a new multi-purpose entertainment and sports arena for the City. We have submitted a proposal to the Board of Commissioners of Augusta, Georgia for us to design, construct and manage a new arena for the City, for which we would earn fees. No agreements or understandings have been reached with the City and we can give no assurances that we will reach satisfactory agreements in the future or that the City will have funds available for the project.

The former owners of the Augusta Lynx were losing money from the operation of the hockey team in the existing Augusta Civic Center and were believed to be considering moving the team from Augusta, Georgia. The two founders of Augusta Entertainment are residents of Augusta and have an interest in community events and the quality of life for residents of Augusta. Augusta Entertainment was founded by Frank Lawrence and an entity controlled by William S. Morris III (Shivers Hockey Investment, LLC).

History

Augusta Entertainment was formed in August, 2003 and purchased the Augusta Lynx hockey team for $1,045,000 (plus assumed liabilities) in September 2003, with an effective date of August 14, 2003, using borrowed funds. The $1,045,000 purchase price reflects a $100,000 reduction in the initially negotiated purchase price, with Augusta Entertainment agreeing that if the home arena for the Lynx hockey team moves to the proposed new arena prior to October 15, 2007, Augusta Entertainment will pay seller a pro rata portion of the $100,000 reduction equal to the percentage of the period from October 1, 2003 to April 30, 2008 that has not elapsed.

Augusta Entertainment purchased the Augusta Lynx and commenced operations with little or no equity capital and has relied on borrowed funds and letters of credit guaranteed by Mssrs. Lawrence and Morris. Specifically, Mssrs. Lawrence and Morris guaranteed Augusta Entertainment's $1,150,000 loan used to purchase the team, guaranteed Augusta Entertainment's $150,000 irrevocable standby letter of credit to the East Coast Hockey League, guaranteed Augusta Entertainment's $46,000 irrevocable standby letter of credit for workers compensation and guaranteed Augusta Entertainment's $250,000 line of credit for working capital for hockey operations. In 2004, we obtained two additional lines of credit for working capital totaling $750,000 (for total working capital lines of credit of $1,000,000), again guaranteed by Mssrs. Lawrence and Morris. We will likely continue to be dependent on the willingness of these two founders to continue to guarantee our indebtedness beyond the current due date of September 1, 2004, and even after we receive the proceeds from this offering - we expect them to continue their guarantees but they are under no legal obligation to do so.

Each of the two original members have advanced as capital contributions over $100,000 in expenses related to the organization of Augusta Entertainment, studies and proposals relating to the proposed new arena, and expenses of this offering. Mr. Lawrence has also contributed personal property we valued at $35,000 used in the hockey team operations. The two original members have agreed to continue to fund expenses or make capital contributions until each has contributed $150,000, and each will receive 150 membership units in Augusta Entertainment (at the same price per unit as offered to investors in this Offering Circular).

We believe that we will sustain significant losses from hockey operations as long as our team continues to play its home games in the existing Civic Center. If we reach a satisfactory arrangement with the City with respect to a new arena, we believe we can become profitable through development and management fees, concession income and hockey operations.

Our founders have (or had in the past) interests in other events, such as equestrian events and arena football, held in the existing Civic Center, which was built in the 1970s. One of the major shifts in arena development over the last 20 years has been the inclusion of premium seating in the design of arenas, in order to significantly increase revenues. After visiting and studying the operations of newer arena facilities in comparable cities, the founders concluded that other comparable cities have significantly more and higher quality entertainment, family shows, and concerts, and their local sports franchises are able to achieve greater economic and operational success. With this in mind, the founders retained the services of ScheerGame Sports Development, LLC to provide feasibility and pre-development consulting services with respect to a proposed new arena in Augusta, Georgia. In view of our purchase of the Augusta Lynx (and our ability to keep the team in Augusta), and based upon economic analyses and estimates of projected arena costs and operating revenues prepared by ScheerGame, we have submitted to the City a proposal we believe could be financially feasible for Augusta-Richmond County to build a new, larger arena with modern amenities, premium seating and suites. Our proposal to the City emphasizes both the potential economic benefit to the City from arena operations and the potential to enhance the quality of life in the community with opportunities to bring world-class entertainment, family shows, concerts and sports to Augusta.

We propose to charge fees to the City to develop and manage the proposed arena, and we would also expect to benefit from a more favorable operating environment with opportunities for greater revenue streams for our hockey team if the proposed arena is built by the City.

The proposed arena

Augusta Entertainment retained the services of ScheerGame, whose principals have experience in developing and managing arenas in other communities, including development of arenas in Jacksonville, Florida, Greenville, South Carolina and Manchester, New Hampshire, and management of the arena in Greenville. We have presented proposed plans for a new arena to the City.

The proposed arena would have a general seating capacity of approximately 10,000 for hockey, arena football, basketball and equestrian events and up to 12,000 for concerts and family shows. It would feature both fixed and retractable/moveable seating sections, as well as a moveable curtaining system allowing configurations for a variety of events, including hockey games, arena football games, horse shows, rodeos, ice shows, tractor pulls, center, end-stage and half-house concerts and family entertainment shows. The proposed arena would also include a minimum of 20 luxury suites, other forms of premium seating (such as club, loge, special circle seats), a family section at all events, concession areas, other forms of food service ranging from portable stands to a full service club/restaurant, video and auxiliary scoreboards, message boards, high quality sound system and other amenities and features of a modern, first class sports and entertainment facility.

The City of Augusta would own the site and the structures constituting the proposed arena. Augusta Entertainment proposes to enter into various agreements with Augusta for the design, construction and operation of the proposed arena. In addition, a trustee, to be designated by Augusta (the "Trustee"), would act under one or more trust indentures and serve as the fiscal agent for the construction and financing of the proposed arena, including any purchase of land required for the project. We propose locating the new arena on approximately 85 acres of real estate currently privately owned, at the intersection of Deans Bridge Road and Gordon Highway, and commonly known as "Regency Mall".

We propose that the cost of the project be paid with funds provided by Augusta from:

- Proceeds of general obligation bonds in the amount of $60 million funded by collections of the Special Purpose Local Option Sales Tax V ("SPLOST") to be submitted to a referendum to be held in the autumn of 2004. If the SPLOST referendum fails, any agreement with the City would terminate and the project would not commence;

- Proceeds of revenue bonds in the principal amount of $24 million to be repaid from Augusta's existing hotel and motel tax and alcohol and beverage taxes; and

- Proceeds of $10 million in principal amount of revenue bonds to be repaid out of revenues generated by the operation of the arena.

Offering proceeds held in escrow

Pursuant to an Escrow Agreement with SouthTrust Bank, to be executed substantially in the form of Appendix B, we will not accept any Subscription Agreements for the purchase of membership units until we have received aggregate subscriptions for at least 1,500 units. Funds from the sale of units will be held by SouthTrust Bank, as escrow agent, until both (1) funds from the sale of the minimum number of units are actually received, and (2) our managers notify the escrow agent that we have entered into a satisfactory memorandum of understanding (MOU) with Augusta, Georgia with respect to the design, construction and management of a new arena. The determination of whether a memorandum of understanding with the City is "satisfactory" shall be determined by our managers in their sole discretion - but an MOU that is satisfactory to the managers may not be in an investor's best interests. For further details see the section titled "Description of the membership units - Escrow agreement and redemption". The funds in escrow will be promptly returned to the investors if both such conditions have not been met by December 31, 2005, or earlier if our managers notify the escrow agent that in their opinion we will be unable to meet the minimum sale requirement or to enter into such an MOU.

The offering

The following summary contains basic information about the membership units and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the membership units, please refer to the section of this Offering Circular entitled "Description of membership units."

Issuer	Augusta Entertainment, LLC.
Securities offered	2,400 membership units. No funds will be accepted until we have accepted Subscription Agreements for at least 1,500 units, and any funds received will be returned to investors if funds from the sale of the minimum number of units are not actually received by December 31, 2005. Only whole units will be issued - no fractional interests are allowed.
Issue price	$1,000 per unit.
Classification of units	Each membership unit represents a percentage interest in the equity of the issuer. Each unit is part of the single class of equity securities of Augusta Entertainment, with rights equal to those of the existing members in all respects.
Other outstanding units	At the time of the offering, up to 442 additional units will be outstanding - 150 units owned by each of Frank Lawrence and Shivers Hockey. ScheerGame will own 5% of the total outstanding units (up to 142 units if all membership units offered in this Offering Circular are sold). In addition, ScheerGame will be entitled to an additional 5% (up to an additional 158 units if all membership units offered in this Offering Circular are sold), for a total of 10% of the membership units, upon successful passage of the SPLOST referendum and our reaching a satisfactory memorandum of understanding with Augusta for the design, construction and management of a new arena for the City.Thus, if all units are issued, the membership units offered in this Offering Circular will represent 84% of the outstanding units upon completion of this offering, and will represent 80% of the equity interests if ScheerGame receives the additional 158 units. The founders, the proposed managers or other affiliates of Augusta Entertainment will be permitted to purchase units in this offering, without limitation, for investment purposes, but not for resale purposes.

Escrow of offering proceeds

All offering proceeds will be held by SouthTrust Bank as escrow agent pending the receipt of proceeds for the sale of the minimum number of units offered (1,500 units). If the minimum proceeds have not been received by December 31, 2005, or earlier if our managers determine in their discretion that the minimum will not be attained, then the escrow agent will promptly return the offering proceeds to the subscribers and the membership units will not be issued.

Following the receipt of the minimum offering proceeds, we will issue the membership units to the subscribers who have fully paid for their units, but the offering proceeds will continue to be held in escrow by the escrow agent until our managers notify the escrow agent that we have entered into a satisfactory memorandum of understanding with Augusta, Georgia with respect to the design, construction and management of a new arena. The determination of whether a memorandum of understanding with the City is "satisfactory" shall be determined by our managers in their sole discretion - but an MOU that is satisfactory to the managers may not be in an investor's best interests. For further details see the section titled "Description of the membership units - Escrow agreement and redemption". In the event of a failure to reach a satisfactory Memorandum of Understanding by December 31, 2005, or earlier if our managers notify the escrow agent that in their opinion we will be unable to enter into such a memorandum of understanding, then Augusta Entertainment shall promptly redeem such membership units by directing the Escrow Agent to pay $1,000 per membership unit to the then current holder of record of each such unit.

In the event funds are returned under the escrow agreement, the subscribers or holders of record will also receive any net earnings on the escrow account, after deducting the fees and expenses associated with the escrow agreement,

After we reach agreement on a satisfactory memorandum of understanding, you will not be entitled to a redemption or other return of your funds, even if the arena project fails for any other reason, such as failure of the voters of Augusta to approve the SPLOST referendum. The form of Escrow Agreement is included as Appendix B to this Offering Circular.

Redemption rights	Augusta Entertainment has no right to redeem membership units without the member's consent, except as described in the previous section in the event the offering proceeds held in escrow are used to redeem units sold in this offering.
Voting rights	The business and affairs of Augusta Entertainment are conducted by managers elected by the members. Upon consummation of this offering, we will have seven (7) managers already in office, serving staggered terms expiring on December 31 of either 2005, 2006 or 2007. When a manager's term expires, members have the right to elect a manager to fill that position for a three year term - approximately one-third of the managers will be elected each year beginning in December 2005. The number of managers may be set by the managers, but shall not be less than six (6) nor more than eleven (11). In addition to the managers described above, the managers have the authority to amend the Operating Agreement to expand the number of managers by up to three and to provide for the appointment of up to three additional managers by Augusta-Richmond County, Georgia, under such terms and conditions as the managers may approve, for so long as Augusta Entertainment is engaged to provide services for the design, construction and management of an arena for the City. The members would not have the right to vote for or against these three managers. The members also have the right to approve extraordinary company matters, such as liquidation, sale of substantially all of our assets, or amendment of our Articles of Organization or Operating Agreement, by vote of the holders of a majority of the outstanding membership units.
No management rights	The members have no rights to participate in the management of Augusta Entertainment.
Distribution rights	The holder of each membership unit is entitled to its pro rata share of all distributions when and if declared by the managers.
Capital call obligations	Members will not be subject to capital calls or any other obligations to make capital contributions to Augusta Entertainment.

Preemptive rights	If, after this offering, additional membership units are sold for cash to raise more capital, the members will have preemptive rights to purchase their pro rata share of such additional units.
Withdrawal rights	Members have no right to withdraw from Augusta Entertainment and receive payment for their membership units.
Liabilities	Members have no obligation to satisfy the liabilities of Augusta Entertainment.
Eligible owners	To be eligible to purchase or own a membership unit, you must agree that you will not own an interest in another professional hockey team in a league other than the ECHL that plays its home games within 50 miles of Augusta, Georgia.
Transfer restrictions	The units may not be sold or transferred unless the proposed transferee agrees to be bound by our Operating Agreement and specifically that the transferee does not and will not own an interest in another professional hockey team in a league other than the ECHL that plays its home games within 50 miles of Augusta, Georgia. Moreover, the units have not been registered under the Securities Act of 1933 or the securities laws of the State of Georgia or any other place. The units will not be listed on any securities exchange and will not be readily tradable on any securities exchange or other established market. You may transfer membership units only in transactions exempt from registration under applicable securities laws. For more details, see "Transfer restrictions and procedures." Accordingly, you may not be able to sell your units and you may be required to bear the financial risks of investing in the units for an indefinite period of time.
Income tax considerations . .	Augusta Entertainment will elect to be taxed as a corporation for federal income tax purposes, effective upon this offering. Accordingly, members will be taxed in the same manner as shareholders of Subchapter C corporations, and subject to tax on distributions received and amounts realized upon transfer. After this offering, members will not be entitled to deduct any of our losses.

Use of proceeds	Proceeds of this offering will initially be held by SouthTrust Bank as escrow agent until we receive the minimum offering proceeds of $1.5 million, and further until we reach agreement on a memorandum of understanding with the City for the design, construction and management of the proposed arena. After these funds are released from escrow, the proceeds will be used to pay (or to repay indebtedness incurred for payment of) expenses of this offering; to repay about $1 million of indebtedness on our lines of credit used to fund operations; and to provide a working capital fund (of up to $1,300,000) to pay operating expenses for hockey operations and arena development costs and premium seat and advertising marketing campaign expenses. If our managers determine that we will not be able to reach agreement on a memorandum of understanding with the City, then the proceeds of this offering will be used to promptly redeem the membership units sold in this offering at their issue price of $1,000 per unit, plus any net earnings of the escrow fund after payment of fees and expenses related to the escrow arrangement.
Underwriters	No underwriters are participating in this offering. Accordingly, we will not pay underwriting or sales commissions or any other type of finder's fee or similar payment, with respect to the sale of membership units.
Subscription Agreement . . .	If you would like to purchase one or more membership units, you should complete a Subscription Agreement in the form attached to this Offering Circular as Appendix D, and return it to Augusta Entertainment. You will be notified if and when we accept your Subscription Agreement in whole or in part.

Risk factors. See "Risk factors" on page 11 of this Offering Circular for a discussion of certain factors that you should carefully consider before investing in the membership units.

Summary historical financial data

The summary historical financial data of Augusta Entertainment, LLC set forth below should be read in conjunction with our financial statements, including the notes thereto, and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this Offering Circular.

WE DO NOT HAVE AUDITED FINANCIAL STATEMENTS. The balance sheet data as of March 31, 2004 and December 31, 2003 is derived from our unaudited financial statements included elsewhere in this Offering Circular. The operating data for the three month period ended March 31, 2004 is derived from our unaudited financial statements also included elsewhere in this Offering Circular. The pro forma operating data for the year ended December 31, 2003 is derived from our pro forma statement of operations prepared as if our acquisition of the Augusta Lynx had been consummated on January 1, 2003, and is based largely upon unaudited financial and other data supplied by the previous owner of the Augusta Lynx hockey team. The operating data for the year ended December 31, 2002 is derived from the unaudited financial statements of the previous owner. We acquired the Augusta Lynx in September 2003, effective August 14, 2003. The pro forma results may not be comparable to the data for subsequent periods and should not be considered indicative of results for any other periods. See "Risk factors."

The following is a summarized balance sheet as of March 31, 2004 and December 31, 2003, a summarized statement of operations for the three month period ended March 31, 2004 (the "First Quarter 2004"), a summarized pro forma statement of operations for the year ended December 31, 2003 and a summarized statement of operations of the prior owner of the Augusta Lynx for the year ended December 31, 2002.

	March 31, 2004	December 31 2003
Current assets	$ 209,949	$ 173,974
Non-current assets	1,461,227	1,463,217
	$1,671,176	$1,637,191
Current liabilities	$2,369,972	$2,076,171
Non-current liabilities	0	0
Members' equity (deficit)	(698,796)	(438,980)
	$1,671,176	$1,637,191

	First Quarter 2004	Year Ended 2003	Year Ended 2002
Revenues :		(pro forma)	(prior owner)
Ticket Sales	$332,480	$506,995	$889,470
Sponsorships	346,257	390,022	510,384
Other	6,297	19,945	29,734
	685,034	916,962	1,429,588
Operating expenses	939,067	2,018,328	1,814,052
Loss from operations	(254,033)	(1,101,366)	(384,464)
Other expenses	12,420	50,108	4,450
Net loss	$(266,453)	$(1,151,474)	$ (388,914)

Risk factors

Investing in Augusta Entertainment involves a high degree of risk. In deciding whether to purchase membership units in Augusta Entertainment, you should carefully consider the risks described below, as well as other information and data included in this Offering Circular.

Risks related to our business

Currently the Lynx hockey team is our only business, and is expected to incur significant operating losses.

Currently, our only business is the Augusta Lynx, a minor hockey league team playing in the East Coast Hockey League (ECHL). The team has been operating at a loss for several years and we expect continued losses as long as the team continues to play its home games in the Augusta-Richmond County Civic Center. We expect our losses to be significant - likely up to an aggregate of $1.5 million to $2 million in our first three hockey seasons. Should our proposal for the construction of a new arena not be approved and proceed as projected, we anticipate the hockey team will continue to be our sole asset and we will continue to operate at a loss. Even if we can reach a satisfactory agreement with the City for building a new arena, there are many and significant obstacles and contingencies that could prevent or delay successful completion of a new arena.

Our substantial indebtedness could limit our ability to conduct or expand our business or could force us out of business.

We have, and after this offering will continue to have, a substantial amount of short term indebtedness guaranteed by Mssrs. Lawrence and Morris. We expect to renew or continue our $1,150,000 loan used to purchase the team. Our substantial indebtedness may have important consequences to you, including:

- limiting cash flow available to fund our working capital, capital expenditures, or other general business requirements;
- increasing our vulnerability to rising interest rates;
- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, potential opportunities or other general corporate requirements;
- limiting our flexibility in planning for, or reacting to, changes in our business and industry; and
- placing us at a competitive disadvantage compared to our competitors with less indebtedness.

Our substantial short term indebtedness may require us to seek additional capital on unfavorable terms, or may make us dependent upon the willingness of our founders to continue guarantees of our indebtedness.

We owe $2,150,000 to SouthTrust Bank, all of which is guaranteed by Mssrs. Lawrence and Morris, and all of which is currently due September 1, 2004. We expect SouthTrust to renew or extend our existing indebtedness and we expect our founders to continue to guarantee our indebtedness after September 1, 2004, although none of such parties are legally obligated to do so. If we sell all 2,400 membership units offered and the proceeds are released from escrow, we will repay $1 million of this debt and seek to cause our lender to release Mssrs. Lawrence and Morris from their guarantees of our indebtedness (although it may be unlikely that the lender would agree to do so). If our lender refuses to release the guarantors, we may continue to be dependent on the credit-worthiness and banking relationships of Mssrs. Lawrence and Morris, and their willingness to continue these guarantee arrangements. If the founders do not continue to guarantee our indebtedness, we may be unable to obtain alternate financing on favorable terms or at all.

We may be required to sell our assets or our business may fail if we are unable to obtain any needed additional capital to conduct our business.

We expect substantial operating losses from hockey operations for at least the next two hockey seasons and may not be able to arrange for adequate fee income related to the arena development to fund these losses. Thus, we may need to seek additional capital to make these payments or undertake alternative financing plans, such as refinancing or restructuring our debt or selling assets. We cannot assure you that such additional capital or alternative financing will be available on favorable terms, if at all. Our inability to generate sufficient cash flow from operations or obtain additional capital or alternative financing on acceptable terms could cause our business to fail.

Strained relations with the Coliseum Authority that manages the existing Civic Center may hinder our ability to maintain an acceptable lease for hockey operations.

At times, we and the former owner of the Lynx have had strained relations with the Coliseum Authority that manages the Augusta-Richmond County Civic Center, including disputes with respect to lease rates, rights to advertising revenues and additional charges imposed by the Authority. We can not provide assurances that we will be able to maintain an acceptable lease to continue to operate at the Augusta-Richmond County Civic Center.

Our limited experience in operating a hockey team may result in poor management decisions that a more experienced operator would not make, and may make us dependent upon the services of others.

We were formed in August 2003, and did not have any business operations before our acquisition of the Augusta Lynx minor league professional hockey team effective as of August 14, 2003. Our founders had no experience in operating a hockey team prior to our acquisition of the Augusta Lynx. We may be dependent upon the continued services of our general manager and the principals of ScheerGame for their expertise in operations of hockey teams.

Our hockey operations could fail if we are unable to maintain the standards and meet the obligations in our League Affiliation Agreement with the East Coast Hockey League, or if the league fails.

The ECHL is a minor league professional hockey league consisting of 31 teams. Our operations must comply with the ECHL governing documents, or else we may be subject to substantial liabilities and/or expulsion from the league. Should we lose our franchise, if the league suffers difficulties or fails, or if the number of games or teams is reduced, we would likely suffer an adverse impact on our business.

If we cannot increase revenues from attendance, our hockey operations will continue to lose money and may fail.

To be successful, the Lynx hockey team must increase revenues from attendance. Attendance revenues are dependent upon the local economy, the popularity of hockey and our team, our team's performance, the overall success of the venue where our games are played and other factors. The current Civic Center was not designed to accommodate premium seating, which could substantially increase revenues. If the proposed arena is completed, we anticipate generating revenue from the sale of more than 20 premium suites and 500 club seats at the hockey games. We expect continued operating losses from hockey operations so long as the team continues to play its home games in the existing Civic Center. Further, declines in attendance generally result in lower revenues from concession and merchandise sales.

Deterioration in the condition of the current Civic Center could hurt attendance.

The current Civic Center has suffered deterioration and is not as conducive to attracting attendance as the newer arenas of many of our competitors. Recently, safety problems with some of the better seats made them temporarily unusable. Further deterioration could prevent or impede our use of some or all of the seats or facilities in the Civic Center, thereby further hurting revenues.

If we cannot increase revenues from sponsorship or advertising, our hockey operations will continue to lose money and may fail.

A significant source of our income is the sale of advertising rights in programs and for signage at our home games. A reduction in demand for advertising could result from a general decline in economic conditions, nationally or in Augusta, a decline in attendance, or competition from other forms of advertising.

A significant increase in players' salaries or a players' strike or other work stoppage would adversely impact our ability to become profitable, and may threaten the viability of our team or the ECHL.

The Lynx hockey players are union members of the Professional Hockey Players Association (PHPA). These players just completed the first year of a three-year collective bargaining agreement with the ECHL that specifically addresses a $10,000 per week salary cap, insurance premiums that are the responsibility of the teams, playoff bonuses, and other day-to-day expenses to be borne by the teams. A significant increase in players' salaries or a players' strike or other work stoppage, before or after the expiration of the current collective bargaining agreement, would have an adverse effect upon our operations. We participate in a workers compensation program with the ECHL whereby we self-insure the costs associated with injuries of Augusta Lynx players. We and other ECHL members are also contingently liable for significant injuries of players of other teams in the ECHL that participate in the program. We will be adversely effected if our claims are higher than projected.

Our insurance may not be adequate to cover the risks of operating a hockey team and any substantial excess or uninsured losses could cause our business to fail.

We maintain insurance in the types and amounts we believe are reasonable for our business and our employees. We use our discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to obtaining appropriate insurance on our hockey team at a reasonable cost and on suitable terms. Nevertheless, in some circumstances our insurance coverage may not be sufficient to cover liabilities, and the insurance proceeds we receive may not be adequate to restore our economic position with respect to the hockey team. Furthermore, certain losses may be uninsurable or not economically insurable.

Should we lose our affiliation with a National Hockey League team, we may be at a competitive disadvantage, which could hurt our ability to obtain players and maintain attendance levels.

In an attempt to obtain high quality hockey players, we seek to maintain an affiliation agreement with a National Hockey League team. Currently, we have an affiliation agreement with the NHL's Florida Panthers, who provide players and pay much of their salaries until the player is called up to a higher league. If we are unable to maintain an affiliation agreement with an NHL team, we may be at a competitive disadvantage to other ECHL teams, which could result in poorer team performance and lower attendance.

Minor league hockey teams are generally illiquid, and we may not be able to sell the team quickly if we have an immediate need for cash.

Minor league hockey teams are, in general, relatively difficult to sell. League approval is required for all transfers. Our asset illiquidity will tend to limit our ability to promptly repay (rather than refinance) indebtedness or to respond to changes in economic or other conditions. This illiquidity may exacerbate our losses if a creditor forces us to sell the team.

We may enter into conflicting interest transactions with our managers that may not be consummated on an arms'-length bases, and therefore may not be viewed as favorable.

The interests of the managers (or their affiliates) may differ from or conflict with the interests of our business. Mssrs. Lawrence and Morris, or their affiliates, have engaged, and may in the future engage, in transactions with us or involving use of the arena, some of which may be viewed as significant. Further, we expect to engage Mr. Scheer's affiliate, ScheerGame, to provide extensive management and operational services with respect to the planning, design, construction and management of the new arena. These transactions may not necessarily be consummated by arms'-length bargaining and therefore may not be as favorable to us as those that could be negotiated with non-affiliated third parties. Please see the section entitled "Interest of management and others in certain transactions" for a discussion of currently known potential conflicting interest transactions involving affiliates.

The City of Augusta may obtain the right to appoint three of our managers, and those managers may not have interests aligned with our members.

In our discussions with the City for a memorandum of understanding relating to our proposal to design, construct and manage a new arena, we have offered to the City the right to appoint three managers. Our Operating Agreement will permit our managers to increase the size of our board of managers by up to three and to provide for a mechanism for the City to appoint up to three managers, under such terms and conditions as our managers may approve, without further consent of our members, for so long as Augusta Entertainment is engaged to provide services for the design, construction and management of an arena for the City. Any managers appointed by the City may not have the same motivation and incentives for profits as our members, and may support actions that our members believe are not in our members' best interests.

Neither our financial statements nor the prior owners' financial statements have been audited and you will not be able to recover damages from an auditor for errors in the financial data.

The financial statements for the operation of the Augusta Lynx by the prior owner, from which our pro forma financial statements are derived, were not audited and we do not have adequate records to verify their accuracy. With no audit of our, or the prior owner's financial data, the financial statements have not been subjected to the testing and procedures designed to provide assurances of their accuracy, especially with respect to the periods prior to the acquisition of the team in September 2003, retroactively effective to August 14, 2003. While we believe that the financial statements included in this Offering Circular have been accurately prepared in accordance with generally accepted accounting principles, we can provide no assurances that an audit would not reveal accounting deficiencies or errors.

Risks related to our business plan for a proposed new arena

The proposed arena may not be built and may even be doubtful, and we expect our business to continue to suffer significant losses without the proposed arena project.

We can give no assurances that Augusta will be willing or able to construct a new arena or that the City will agree to acceptable arrangements for us to design, construct and manage a new arena. Even if we reach a memorandum of understanding with the City, many contingencies must be resolved and agreements with third parties must be negotiated and entered into for our business plan to be successful.

We may not be able to negotiate a satisfactory Memorandum of Understanding (in which event we will redeem the membership units) or other definitive agreements with Augusta for us to design, construct and operate the proposed arena, in which event we expect to continue to incur significant operating losses.

We submitted a proposed MOU to Augusta, but have not yet completed substantive discussions or negotiations. We have no assurances or understandings that Augusta is willing to enter into any form of agreement with us to develop a new arena. For economic or political reasons, Augusta may be unwilling to reach an agreement acceptable to us. If we reach agreement on a satisfactory MOU with the City, the amount you pay for the membership units will be released from escrow (assuming we have received the minimum offering proceeds of $1,500,000), and you will not be entitled to a return of your investment. However, even if we reach agreement on an MOU, we may not be able to agree upon the final details of definitive agreements related to the design, construction and operation of the proposed arena. If the arena project fails for any reason after proceeds are released from escrow, we would expect to continue to incur significant losses from operations of the hockey team and the working capital funds provided by the offering proceeds would be depleted. In such an event, we may attempt to find other alternatives for the development of a new arena, or we may seek to move or sell the team to mitigate our losses.

Augusta's Board of Commissioners may not propose to use adequate SPLOST funds for the proposed new arena or the voters may not approve the SPLOST funding, and in either event our arena proposal would almost certainly fail.

Proceeds from the SPLOST (special purpose local option sales tax) are anticipated to be the primary funding source to acquire, develop, construct and, prior to opening, to initially operate the proposed arena. The Augusta SPLOST is a one-cent sales tax program that, subject to public approval, is used to fund specific projects. Other projects will be included in the proposed SPLOST presented to the voters. To receive SPLOST funds, Augusta must propose to use a specific amount of SPLOST funds for the acquisition, design, construction and operation of the proposed arena, a public vote must be held and the public must approve the entire SPLOST proposal. There is the risk that our project may not be included in a SPLOST ballot approved by Augusta or that the SPLOST ballot will not be approved in a timely manner. In addition, even if the City approves a SPLOST ballot including the arena project, there is a risk that the SPLOST referendum may not be approved by the voters. Even if the SPLOST is approved including the project, there is no guarantee that acceptable bond financing will be available to meet our projections.

We may not be able to arrange acceptable bond or loan financing for the project, in which event we will be unable to commence construction of the proposed arena.

Projected proceeds from the sale of SPLOST, excise tax and project revenue bonds are expected to generate substantially all of the proposed arena's project budget. Without such financing, we do not expect that the City would have funds available for the project (at least not for several years). If such financing is not obtained, it is unlikely that the new arena will be built as proposed.

If we cannot work out satisfactory arrangements for the existing Civic Center to be retired from service and for the retirement of the bonds used to finance it; we would probably not be able to obtain suitable bond or loan financing for the proposed new arena.

In order to obtain financing for the proposed new arena that is dependent upon repayments to be made from the revenues of the proposed arena, we expect that lenders or bondholders would require the existing Civic Center to be retired from service, so that it would not compete with the new arena. In order to obtain financing for the proposed arena that is dependent upon repayments from the City's excise tax revenues, the City must arrange to retire the existing bonds used to finance the Civic Center, or to release or defease its pledge of excise tax collections currently devoted to debt service on these bonds. Without willing lenders to provide bond financing, the arena project may be substantially delayed or terminated, resulting in continued losses and likely causing our business plan to fail.

Site location and acquisition difficulties may increase the cost of the project beyond the available resources, result in costly delays, or may cause the arena project to fail.

We plan to build the proposed arena in south Augusta on the site to be acquired by Augusta commonly known as the Regency Mall site. Currently, Augusta does not own this property. Augusta may be unable to acquire the proposed site at an acceptable price or without significant delay. Further, the property must be free from title and environmental defects and must otherwise be suitable for development.

If the proposed Regency Mall site is not available, an alternative location may be selected. The costs associated with the acquisition, development, construction and operation of the proposed arena at an alternative site may be more expensive than budgeted for the Regency Mall site and the location may not be as favorable. If an alternative site is used, we most likely would be unable to meet our development and construction schedule and this may delay our ability to generate revenues to meet our debt obligations or become profitable.

Site development difficulties or construction cost overruns may increase the cost of the project beyond the available resources, result in costly delays, or may cause the arena project to fail.

Even if Augusta purchases the proposed arena site, unanticipated development costs may exceed our proposed development contingency budget of $10 million. There can be no guarantee that this contingency budget is sufficient to cover all unexpected development costs, such as site demolition difficulties in preparing the site, condition difficulties, weather delays, construction and design issues, contractor issues and other matters.

Construction delays may delay our ability to generate revenues to meet our debt obligations or become profitable.

We anticipate construction to commence in 2005 with the proposed arena opening in the Fall of 2006. This is an ambitious construction schedule and we may be unable to meet these dates, especially if each of the projected acquisition, funding, development and construction components are not timely met. We expect our losses from hockey operations to continue so long as our home games are played in the existing Civic Center, and any delays may cause us to remain in the existing Civic Center for part or all of the 2006-2007 hockey season.

We may not be able to reach satisfactory agreement with a contractor for construction of the proposed arena with the available funds, and we may be financially responsible for unanticipated changes in our construction contract

We expect to enter into a guaranteed maximum price contract for the construction of the proposed arena with Turner Construction, an unrelated third party that has substantial experience with arena construction. The term "guaranteed maximum price contract" means that unless the scope or conditions of the project are altered, the construction contractor will guarantee that the project construction costs will not exceed the guaranteed maximum price. This negotiated price may not be as favorable as planned, there may be exceptions or disagreements with respect to the scope of work or specifications covered by the contract, or additional changes may be requested after the contract has been agreed upon. Further, the contractor may be unable to perform or deliver the building when promised, and any contractual damages may not be adequate or available to us. We could be liable, directly or indirectly, for unanticipated costs, depending upon the final terms of a contract with the City.

Our success is dependent upon successful negotiation of, and performance under, proposed agreements with the City.

Our business plans are dependent upon fees from the City for the design, construction and operation of the proposed arena. However, negotiations with the City may not yield agreements that are as profitable as we project, or may yield no agreements at all. Should we reach agreements with the City, but fail to perform to the City's satisfaction or otherwise breach the terms of our agreement, we may be replaced and we would have no further prospects for income (other than our hockey operations). We have not yet completed negotiations of the terms of a memorandum of understanding or any definitive agreements with the City, and thus do not know the level of difficulty of complying with the terms of any such agreements.

We have no experience in the construction of an arena and our success is dependent upon the services and expertise of others.

The founders have no experience in constructing arenas and we are dependent upon the expertise of third parties, including ScheerGame Sports Development, LLC, for planning, development and supervision of the construction process. We plan to contract with experienced third parties to design and construct the proposed arena and our success will largely depend upon the successful negotiation of contracts with these entities and their performance under these agreements.

Risks associated with operating the proposed new arena

We may not receive revenues sufficient to cover our expenses if the operations of the proposed new arena are not profitable.

Our proposal to the City would make our compensation for the operation of the proposed arena dependent upon the arena's profits - we would share in the net income after various adjustments of the arena. Many factors, including factors beyond our control, could adversely effect the proposed arena's profitability.

Our founders have no experience in the operation of arenas and our success is dependent upon the services and expertise of third parties.

Our founders have no experience in developing or operating arenas or concessions and we are dependent upon the expertise and services of third parties, including ScheerGame Sports Development, LLC. We plan to contract with experienced third parties to operate and manage the proposed arena (perhaps including concessions) and our success will largely depend upon the successful negotiation of contracts with these entities and their performance under these agreements.

The arena's profitability could be adversely effected by poor performance or discontinuation of the equestrian events regularly held in the existing Civic Center.

Currently, we project horse events (the Augusta Cutting Horse Futurity and the National Barrel Horse Association World Championships) will comprise 17 of the arena's annual rental days (about 15% of our projected event rental days). The success of horse events is dependent upon the local economy, the popularity of cutting horse and barrel racing events, the overall success of the arena and other factors. Further, the success of the horse events may be dependent upon the interest and influence demonstrated by Mr. Morris. If Mr. Morris were to no longer be involved in these events for any reason, it is possible that they may not continue to be successful or economically viable.

The proposed site for the arena may prove to be unpopular, leading to poor attendance.

The proposed site for the arena is in south Augusta at the former site of Regency Mall. Regency Mall closed several years ago largely because of poor financial results. Since that time the site has remained largely vacant. Most other comparable arenas are located in downtown metropolitan areas. Our proposed site is not within Augusta's downtown area and currently is in an area that may be considered blighted. We expect the development generated by the proposed arena to revitalize the area, but there can be no guarantee that the proposed site will be successful or that patrons will be willing to attend events at this site.

Lack of seating capacity in the arena may limit our ability to attract performers and conventions.

While we believe the proposed arena will be competitive with arenas of mid-sized markets in the southeast, many modern arenas have more seating capacity than our projected 10,000 seats for hockey games and 12,000 seats for other performances.

The lack of seating capacity may limit our ability to attract performers and conventions and may reduce our ticket revenues.

Our share of concession sales, if any, has not been negotiated, and actual operations may not generate profits.

As manager of the proposed arena, we propose to operate and receive a substantial portion of the revenues generated from concession sales. Alternatively, we could sell or license the concession rights to a third party in exchange for lump sum payments and/or royalties from concession sales. At the proposed arena, many of the users, including our hockey team, are also expected to receive a percentage of revenues generated from concession sales during their respective events. Should the revenues generated from concession sales or our share be less than projected, we may not be able to generate profits from this activity.

Risks involved in the operation of the concession business include liabilities related to food and beverage handling, liability from alcohol sales, health risks, as well as operating risks such as menu popularity and pricing concerns.

We may not be able to generate funds by selling naming rights for the proposed arena.

We plan to market and sell the right to name the arena. Not all comparable mid-market arenas have been successful in their attempts to sell the right to name their venues. The failure to sell the right to name the proposed arena at all or at a price lower than projected or for a shorter period than projected would likely have an adverse effect upon our projected cash flow.

Loss of jobs in the area, may adversely affect our sales, thereby reducing our revenues.

We anticipate generating revenues through ticket sales to local and regional patrons. Fort Gordon and the Savannah River Site are large employers in the area. Currently, the Base Realignment and Closure Commission (BRAC) is looking at the nation's military installations to determine those that it will recommend for closure or realignment. We currently have no information on the status of Fort Gordon relative to this study. Fort Gordon is Augusta's largest employer with approximately 17,000 employees, and its closure could have an adverse effect on our revenues. The list of recommended base closings and realignment is anticipated to be made public by BRAC in 2005, but may be delayed until 2007.

The Savannah River Site (SRS), a federal nuclear-weapons facility, also is a large area employer. The SRS employment base has been significantly reduced in recent years, and recent announcements disclose further plans to reduce funding and to lay off roughly 300 employees. These and other layoffs as well as cutbacks could have an adverse effect upon our operations.

The proposed arena may become subject to liabilities under environmental laws.

Our operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, including the cleanup of contamination, as well as the cost of complying with future legislation. In connection with the City's acquisition of the proposed arena property, we will obtain a Phase I assessment, and if recommended additional assessments, in order to evaluate potential environmental liabilities at the proposed site. Although these assessments may identify certain matters that may require the City to delay or terminate the project or to incur costs to remedy, based on the provided information, we or the City may determine that none of these matters appears likely to have an adverse effect on our business, assets, results of operations or liquidity. However, because these assessments cannot give full and complete knowledge of environmental liability and compliance matters, we cannot assure you that the costs of complying with environmental laws and of defending against claims of liability arising under environmental laws will not have an adverse effect on our financial condition and results of operations.

Risks related to transferability of our membership units

There is no established market for the sale of our membership units and you may be unable to find a buyer if you wish to sell your units.

If you desire to sell your membership units, you may not be able to find a buyer. The membership units will not be listed for sale on any securities exchange or any other established market. If a buyer is located, the buyer may discount the price the buyer is willing to pay because of the lack of marketability of the units.

Transfers of membership units must comply with any applicable federal or state securities laws, or qualify for an exemption from registration, such that methods of finding a buyer for your units may be limited.

The units are not registered under any federal or state securities laws. In absence of registration, you may sell or transfer your units only in transactions that are exempt from registration. Prior to a transfer, we may require you to deliver a legal opinion that a proposed transfer qualifies for an exemption. The costs and burdens of registration or a legal opinion regarding an exemption may be prohibitive or disproportionately high in relation to the value of your units.

The membership units may not be transferred to any person that owns an interest in another professional hockey team in a league other than the ECHL that plays its home games within 50 miles of Augusta, such that finding a willing buyer for your units may be more difficult.

To be admitted as a member, you must agree (and any proposed transferee must also agree) not to acquire an interest in such a hockey team. This restriction is designed to comply with ECHL league rules. Thus, the pool of potential purchasers of units could be limited, making it more difficult to sell your units, with the limitation on transferability potentially adversely effecting the price a purchaser is willing to pay.

Disclosure regarding forward-looking statements

This Offering Circular contains forward-looking statements and discussions of proposed transactions. These are statements that relate to future periods and include statements regarding our anticipated performance and proposed transactions that have not been agreed to by any of the other required parties. You may find discussions containing such forward-looking statements in the sections titled "Management's discussion and analysis of financial condition and results of operations" and "Business," and within this Offering Circular generally. All discussions related to the proposed new arena are forward-looking statements.

Generally, the words anticipates, believes, expects, intends, estimates, projects, plans, proposes and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results, to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors are disclosed under "Risk factors" and elsewhere in this Offering Circular, including, without limitation, in conjunction with the forward-looking statements included in this Offering Circular.

Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that these statements will be realized. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this Offering Circular. We assume no obligation to update or revise them or provide reasons why actual results may differ. Important factors that could cause our actual results to differ materially from our expectations include, without limitation:

- inability to reach suitable agreements with local governmental units for the construction and management of a new arena;

- the failure of Augusta to include the proposed arena as a project to be funded from the special purpose local option sales tax (SPLOST) proceeds;

- the voters' rejection of the SPLOST referendum to approve sales tax to be used to help finance the arena project;

- the cost of the proposed arena project may be higher than projected; sources of funds, such as excise tax revenues, may not be available to fund the arena project or suitable bond financing may not be available or may be available only at interest rates substantially higher than our projections;

- environmental, demolition and construction risks and uncertainties could delay or prevent successful completion of the arena project;

- general economic or business conditions, either nationally or locally in the Augusta, Georgia area, may deteriorate and have an adverse impact on ticket sales, concessions, advertising revenues or on our business strategy;

- we may not be able to retain management and other employees or contractors; and

- other risks and uncertainties, including those listed under the caption "Risk factors."

Additional disclosures

We have prepared this Offering Circular and we are solely responsible for its contents. You are responsible for making your own examination of us and your own assessment of the merits and risks of investing in the membership units. You may contact us if you need any additional information. Summaries of documents contained in this Offering Circular may not be complete. We will make copies of actual documents available to you upon request.

We are not providing you with any legal, business, tax or other advice in this Offering Circular. You should consult with your own advisors as needed to assist you in making your investment decision.

We may reject any offer to purchase the membership units in whole or in part, sell less than the entire principal amount of the membership units offered or allocate to any purchaser less than all of the units for which that purchaser has subscribed.

THE MEMBERSHIP UNITS ARE SUBJECT TO RESTRICTIONS ON RESALE AND TRANSFER AS DESCRIBED UNDER "TRANSFER RESTRICTIONS AND PROCEDURES." YOU MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF INVESTING IN THE MEMBERSHIP UNITS FOR AN INDEFINITE PERIOD OF TIME.

Dilution

Dilution is the amount by which the offering price of $1,000 per unit paid by the purchasers of the membership units in this offering will exceed the net tangible book value per membership unit after the offering. The net tangible book value per unit is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of our membership units outstanding as of March 31, 2004 (assuming the percentage interests of our two original members were classified as 300 membership units as of such date). After giving effect to the sale of membership units in this offering at an offering price of $1,000 per unit and after deducting estimated offering expenses, but before giving effect to the issuance of 5% of our units to ScheerGame in satisfaction of our commitment, our pro forma net tangible book value as of March 31, 2004 would have been $294,431, or $109 per membership unit, if all units are sold. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $6,794 per unit to existing members and an immediate dilution in net tangible book value of $891 per unit to new investors, assuming all units offered hereby are sold.

The following table illustrates this per share dilution, as well as the effect of issuing 5% of our units to ScheerGame in satisfaction of our commitment to them which is reflected on our March 31, 2004 balance sheet as a debt of $150,000:

	If 1,500 units (the minimum) are sold:	If 2,400 units (the maximum) are sold:
Offering price per unit	$1,000	$1,000
Net tangible book deficit per unit before this offering	(6,685)	(6,685)
Increase per unit attributable to this offering	6,349	6,794
Pro forma net tangible book (deficit) value per unit after this offering	(336)	109
Dilution per unit to new investors	1,336	891
Increase (Decrease) to net tangible book (deficit) value upon conversion of debt to ScheerGame to equity upon this offering	150,000	150,000
Units issued to ScheerGame for conversion of debt	95	142
Pro forma net tangible book (deficit) value per unit upon conversion of debt to ScheerGame to equity after this offering	(240)	156
Dilution per unit to new investors upon conversion of debt to ScheerGame to equity	1,240	844

Use of proceeds

The gross proceeds of this offering will be immediately delivered to SouthTrust Bank as escrow agent of an Escrow Agreement (which is not yet executed) substantially in the form attached as Appendix B. This Escrow Agreement will be executed and effective before we accept any funds or Subscription Agreements in this offering. The gross proceeds will be used to redeem the units issued in this offering at their issue price of $1,000 per unit in the event we do not enter into a satisfactory memorandum of understanding with Augusta, Georgia with respect to the design, construction and management of a new arena by December 31, 2005, or earlier if the managers determine in their sole discretion that we will not be able to enter into such a memorandum of understanding. Upon execution of such a memorandum of understanding, the trustee will deliver the gross proceeds to our general account, which will be used as follows.

The proceeds from this offering will be used first to pay offering expenses estimated to be approximately $100,000, or to reduce or repay indebtedness incurred to pay such offering expenses. The net proceeds after such offering expenses are expected to be approximately $2.3 million if all membership units are sold. These net proceeds will be used:

- To repay all outstanding indebtedness with SouthTrust Bank on our three lines of credit totaling $1 million, which have been used to fund working capital needs. These three lines of credit are guaranteed by our founders and evidenced by notes dated (i) September 16, 2003 with a revolving credit limit of $250,000 with interest at 3.56%; (ii) February 3, 2004 with a revolving credit limit of $500,000 with interest at 3.37%; and (iii) July 21, 2004 with a revolving credit limit of $250,000 with interest at 3.49%. Interest only payments are required quarterly. These notes are currently scheduled to mature on September 1, 2004, but we expect to renew or refinance these notes until the offering proceeds are released from escrow. If practicable, we intend to terminate these lines of credit or terminate the guarantees of these loans by Frank Lawrence and William S. Morris III.

- To provide a working capital fund (of about $1.3 million). We expect our primary needs for working capital will be to fund anticipated operating losses and to pay arena development costs and premium seat and advertising marketing campaign expenses (if we reach agreement to develop the arena project with Augusta). Because it could be many months (as late as December 31, 2005) before the offering proceeds are released from escrow, we may have incurred additional debt to fund working capital, in which case the offering proceeds could be used to repay this additional debt.

- We expect to renew or refinance our existing indebtedness to SouthTrust Bank incurred on September 16, 2003 in connection with the acquisition of the Augusta Lynx hockey team in the amount of $1,150,000. The purchase price was $1,045,000 and the remainder of this loan was used to pay closing costs and to fund various organizational, business plan and operating expenses. Interest is payable on the note at 3.56% per annum. Interest only payments are required quarterly. This loan matures on September 1, 2004. If we are unable to renew or refinance this indebtedness, we may be required to use substantially all of our working capital fund to repay this debt.

If less than all of the membership units are sold, the net proceeds will be a minimum of $1,400,000 if 1,500 membership units are sold, net of offering expenses of $100,000. The net proceeds would be used first to repay or reduce the indebtedness on our lines of credit for operations, but the lines of credit may not be terminated. The proceeds would then be applied to provide the working capital fund.

Capitalization

The following table sets forth the capitalization of Augusta Entertainment as of March 31, 2004 and the capitalization as of such date as adjusted to reflect the issuance of 5% of our membership units to ScheerGame in payment for services rendered and to reflect consummation of all of the transactions described under "Use of proceeds". The table assumes the minimum number of units are sold (1,500 units) under this Offering Circular. This table should be read in conjunction with our financial statements and the notes thereto included in this Offering Circular. See "Use of proceeds."

If 1,500 membership units are sold:

	Actual at March 31, 2004	Pro Forma	% Pro Forma Capitalization
Cash	$ 57,621	$ 672,621	
Team acquisition loan	1,150,000	900,000	51.4%
Lines of credit	535,000	-	-
Other debt	150,000	-	-
Total debt	1,835,000	900,000	51.4%
Members' equity (deficit)	(698,796)	851,204	48.6%
Total capitalization	$ 1,136,204	$ 1,751,204	100.0%

Selected historical financial data

The selected historical financial data of Augusta Entertainment, LLC set forth below should be read in conjunction with our financial statements, including the notes thereto, and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this Offering Circular.

WE DO NOT HAVE AUDITED FINANCIAL STATEMENTS. The balance sheet data as of March 31, 2004 and December 31, 2003 is derived from our unaudited financial statements included elsewhere in this Offering Circular. The operating data for the 3 month period ended March 31, 2004 (the "First Quarter 2004") is derived from our unaudited financial statements included elsewhere in this Offering Circular. The pro forma operating data for the year ended December 31, 2003 is derived from our pro forma statement of operations prepared as if our acquisition of the Augusta Lynx had been consummated on January 1, 2003, and is based largely upon unaudited financial data supplied by the previous owner of the Augusta Lynx hockey team. The operating data for the year ended December 31, 2002 is derived from the unaudited financial statements of the previous owner. We acquired the Augusta Lynx in September 2003, effective August 14, 2003. The pro forma results may not be comparable to the data for subsequent periods and should not be considered indicative of results for any other periods. See "Risk factors."

Following are summarized balance sheets as at March 31, 2004 and December 31, 2003, a summarized statement of operations for the three month period ended March 31, 2004 (the "First Quarter 2004"), a summarized pro forma statement of operations for the year ended December 31, 2003 and a summarized statement of operations of the prior owner of the Augusta Lynx for the year ended December 31, 2002.

	March 31 2004	December 31 2003
Current assets	$ 209,949	$ 173,974
Non-current assets	1,461,227	1,463,217
	$1,671,176	$1,637,191
Current liabilities	$2,369,972	$2,076,171
Non-current liabilities	0	0
Members' equity (deficit)	(698,796)	(438,980)
	$1,671,176	$1,637,191

	First Quarter 2004	Year Ended 2003	Year Ended 2002
Revenues:		(pro forma)	(prior owner)
Ticket sales	$332,480	$ 506,995	$ 889,470
Sponsorships	346,257	390,022	510,384
Other	6,297	19,945	29,734
	685,034	916,962	1,429,588
Operating expenses	939,067	2,018,328	1,814,052
Loss from operations	(254,033)	(1,101,366)	(384,464)
Other expenses	12,420	50,108	4,450
Net loss	$(266,453)	$(1,151,474)	$ (388,914)

Management's discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

Augusta Entertainment purchased a business whose future was uncertain. After the end of the 2002-2003 hockey season, there was a great deal of public discussion, including comments by the previous owner of the business, about whether or not the business would operate for and during the 2003-2004 season. Staff was reduced, marketing of season tickets, individual game tickets, sponsorships and advertising was greatly diminished. The combination of a lack of certainty of performance and a smaller staff were major contributors to the decline of both ticket revenues and sponsorship income when the adjusted pro forma 2003 results are compared to 2002's results. The lack of certainty also contributed to the inability of the team to attract and sign desired players in a timely manner thereby contributing to the team's overall on-ice performance. The team failed to make the post-season playoffs in the 2003-2004 season.

We purchased the business approximately two weeks before the 2003-2004 season began. The new General Manager began his employment on the day before the season opener. At the time of the General Manager's employment, there was one sales person, one person to handle all accounting, bookkeeping and financial responsibilities, there was one game day operations person and there were only two computers for the whole company. Management has subsequently hired three new ticket sales persons devoted to group, season and partial season ticket plans and sales.

As a result of this extraordinarily late start, combined with the uncertainty within the community that the hockey team would even operate and the decline in local and regional economic conditions, we believe that calendar year 2003 results compared to 2002 and hockey season 2003-2004 results compared to 2002-2003 are not representative of future results. However, we do not believe that the hockey team will regain profitability unless and until it plays all of its home games in the proposed new arena.

Pro forma year ended December 31, 2003 compared to the year ended December 31, 2002

Augusta Entertainment reported net losses from operations for the unaudited pro forma adjusted calendar year 2003 of $1,101,366, an increase of $716,902 of net operating losses from those reported by the previous owner of the hockey team for the 2002 calendar year of $384,464. We reported a pro forma net loss of $1,151,474 in 2003 compared to the $388,914 loss reported by the former owner of the hockey team for 2002. Declines in operating revenues partially offset by declines in certain operating expenses and the existence of non-recurring startup expenses accounted for the $765,560 increase in reported pro forma net losses.

We reported operating revenues for the unaudited pro forma adjusted calendar year 2003 of $916,692. This represents a decline of $512,626 from unaudited 2002 operating revenues of $1,429,588 reported by the previous owner of the hockey team. 74.6% of this decline was attributable to a 43% decline in revenues from ticket sales.

While all of the reasons cited above were contributors to this decline, we cannot account for or explain the entire decline since we do not have all of the financial and accounting records of the former owner. Hockey team season ticket sales are at the level of approximately $400,000 for the 2003-2004 season. The previous owners did not provide certain information with respect to last and current season ticket sales to Augusta Entertainment. The decline of $120,362 in sponsorship sales represented 23.48% of the total revenue decline.

Operating expenses for the unaudited pro forma adjusted 2003 calendar year increased $204,276 from $1,814,052, as reported by the previous owner, to $2,018,328. Operating expenses for the unaudited pro forma adjusted 2003 calendar year included start-up expenses of $353,404 associated with developing a business plan, performing market analysis, and obtaining professional services for planning, predevelopment and contract negotiation. Had these start-up expenses not been incurred, the operating expense of Augusta Entertainment for 2003 would have shown a decrease of $149,128 from operating expenses reported for 2002. For 2003, total hockey team operating expenses (excluding start-up expenses) were below the reported league average of all ECHL teams. Reductions in personnel costs accounted for the majority of the reduction in overall expenses. Player costs declined 13.4%. Non-player personnel costs, due to the cutbacks in the number of staff, as discussed above, declined $80,869 or 16.9%. Marketing and broadcasting expenses increased for the year by $69,240. We implemented this increase in reaction to the lack of marketing that had occurred from the end of the 2002-2003 season to the time of purchase. Current management made the decision to increase broadcasting and advertising expenses in order to reestablish the credibility of the team in the market and to begin a long-term redevelopment of the ticket buyer and advertiser/sponsor revenue bases.

Reported in our unaudited pro forma statement of operations is interest expense of $50,108 in 2003, which represents an increase of $45,658 over 2002. The increase is attributable to debt incurred to acquire the Augusta Lynx and to provide working capital to fund the operations of the team.

For the three month period ended March 31, 2004

Financial statements as of and for the three month period ended March 31, 2003 were not provided by the former owners of the Augusta Lynx. Because such financial statements were not provided, a comparative analysis of the operating results for the three month period ended March 31, 2004 to the three month period ended March 31, 2003 is not available.

Revenues were $685,034 for the three month period ended March 31, 2004. Game attendance during the same period was 58,617 covering 20 games, for an average attendance of 2,931 per game. Game attendance during October through December of 2003 totaled 39,558 covering 15 games, for an average attendance of 2,637 per game. The reasons for the significant increase in per game attendance include: the purchase of new computers and the hiring of additional office staff to work the phones and promote ticket sales. Also, a new coach was hired that put a hard working team on the ice.

The net loss from operations for the three month period ended March 31, 2004 was $254,033, which included costs of $169,817 associated with start-up activities of promoting the business and efforts to raise capital through this offering. The net operating loss exclusive of these start-up costs would have been $84,216 for the three month period ended March 31, 2004.

As of March 31, 2004, we had pre-sold season ticket sales of $188,909 for the 2004-2005 hockey season. We had no pre-sold sponsorships as of the period ended March 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

We purchased a business that was incurring significant operating losses. If our hockey team continues playing its home games at the Augusta-Richmond County Civic Center, we expect to continue to operate at a loss. Since our inception, we have lacked liquid or capital resources needed for acquisition expenses or to fund operating losses. Upon formation, we received little or no equity contributions and have maintained our ability to pay expenses only through the capital contributions of the original members and the proceeds of debt guaranteed by Frank Lawrence (one of our original members) and William S. Morris III (the Chairman of Shivers Hockey Investment, LLC, our other original member).

Until such time as the offering proceeds are released from escrow and we arrange for the refinancing of our remaining indebtedness (or become sufficiently profitable to repay our remaining indebtedness), we will need to continue to rely on the financial resources of Mr. Lawrence and Mr. Morris for our future liquidity. We expect both of these founders to renew their guarantees of our indebtedness, but neither is legally obligated to do so. After the offering proceeds are released from escrow and used as described in "Use of proceeds", we would still expect to have at least $1.1 million of indebtedness remaining on our team acquisition loan from SouthTrust Bank. We intend to seek to refinance the remaining indebtedness without the guarantees of Mr. Lawrence or Mr. Morris. However, we would likely still be dependent on loan guarantees by Mr. Lawrence and Mr. Morris.

We used cash in operating activities of $310,078 during the period from August 14, 2003 (inception) to December 31, 2003. During the same period, we used cash in investing activities of $1,139,169 to purchase the hockey team and various property and equipment. During the three month period ended March 31, 2004, we used cash in operating activities of $381,528, and we used cash in investing activities of $6,646. These cash outflows from inception to March 31, 2004 were funded, for the most part, with the proceeds of debt totaling $1,685,000.

As of March 31, 2004, our debt consisted of:

- a note payable to SouthTrust Bank dated September 16, 2003 with a revolving credit limit of up to $250,000 and a principal amount outstanding of $250,000. Interest on the outstanding principal of this note is payable at 3.56% per annum. Interest only payments are required quarterly. This note matures on September 1, 2004.

- a note payable to SouthTrust Bank dated September 16, 2003 with a principal amount of $1,150,000. Interest is payable on the note at 3.56% per annum. Interest only payments are required quarterly. This note also matures on September 1, 2004.

- a note payable to SouthTrust Bank dated February 3, 2004 with a revolving credit limit of up to $500,000 and a principal amount outstanding of $285,000. Interest on the outstanding principal of this note is payable at 3.37% per annum. Interest only payments are required quarterly. This note also matures on September 1, 2004.

All three notes are collateralized by substantially all of our assets and personal guarantees of the Mr. Lawrence and Mr. Morris.

In September 2003, we entered into letter of credit arrangements with SouthTrust Bank to (i) issue a $150,000 letter of credit expiring in October 2004, but containing annual renewal provisions, for the benefit of the East Coast Hockey League and (ii) issue a $46,000 letter of credit expiring in June 2004, for the benefit of a workers compensation insurance provider. The letters of credit are collateralized by substantially all of our assets and personal guarantees of Mr. Lawrence and Mr. Morris.

As of March 31, 2004, we had borrowed $535,000 on the two lines of credit, leaving $215,000 of available borrowings. However, we have now increased our borrowings under these two lines of credit to $750,000, the maximum principal amount currently available under the lines of credit. In July 2004, we added a third line of credit in the amount of $250,000 and have borrowed the full amount. We have no further borrowing capacity (without further loan guarantees by Mr. Lawrence and Mr. Morris). Pending the release of the offering proceeds from escrow, we expect that we will need additional loans guaranteed by Mr. Lawrence and Mr. Morris of at least $100,000 to $500,000 (depending upon the number of months until the MOU with the City is signed) for working capital.

We will not be able to use the proceeds of this offering until they are released from escrow after both (i) the minimum number of units are sold (1,500 units), and (2) our managers notify the escrow agent that we have entered into a satisfactory memorandum of understanding with Augusta with respect to the design, construction and management of a new arena. If we do not meet such conditions by September 1, 2004 (the due date of substantially all of our indebtedness), then we will need to refinance our debt and the proceeds of this offering will continue to be held in escrow pending satisfaction of such conditions (but will not be held later than December 31, 2005). We owe $2,150,000 to SouthTrust Bank, all of which is guaranteed by Mssrs. Lawrence and Morris, and all of which is currently due September 1, 2004. We expect SouthTrust to renew or extend our existing indebtedness and we expect our founders to continue to guarantee our indebtedness after September 1, 2004, although none of such parties is legally obligated to do so. If we sell all 2,400 membership units offered and the proceeds are released from escrow, we will repay $1 million of this debt and seek to cause our lender to release Mssrs. Lawrence and Morris from their guarantees of our indebtedness (although it may be unlikely that the lender would agree to do so). If our lender refuses to release the guarantors, we may continue to be dependent on the credit-worthiness and banking relationships of Mssrs. Lawrence and Morris, and their willingness to continue these guarantee arrangements. Assuming we can successfully renew or refinance our $1,150,000 of indebtedness related to the acquisition of the hockey team, we expect that the proceeds of this offering would provide sufficient working capital (when released from escrow) to meet our operating requirements for the next twelve months, but if only the minimum number of units are, we would expect to require additional borrowings of up to $300,000 in the following twelve months.

Augusta Entertainment has no material commitments for capital expenditures and has no current need to make material capital expenditures.

OFF-BALANCE SHEET ARRANGEMENTS

We lease office space and use of the Augusta-Richmond County Civic Center under an agreement dated September 26, 2003. The agreement provides for monthly lease payments of $250 for office space, and for the use of the Civic Center at a lease rate per game of the greater of $2,775 or 8% of net ticket sales, not to exceed a maximum per game rent of $3,330, plus a staffing charge. Including the staffing charge, the per game rent averages approximately $4,600 per game.

In connection with our purchase of the hockey team, we agreed to pay the seller of the hockey team a fee if we move the hockey team to the proposed arena prior to October 15, 2007. Under the agreement, this fee would be a pro rata portion percentage of $100,000, equal to the percentage of the period from October 1, 2003 to April 30, 2008 that has not elapsed.

In September 2003, we entered into an amended licensing agreement with the Augusta-Richmond County Coliseum Authority which provides us the exclusive right to sell advertising within the Civic Center for an annual fee as indicated in the following table:

License Period	
October 2003 to September 2004	$ 30,000
October 2004 to September 2005	30,000
October 2005 to September 2006	40,000
October 2006 to September 2007	50,000
October 2007 to September 2008	50,000
	$ 200,000

We are obligated to issue 5% of our equity to ScheerGame in exchange for their services provided in connection with the planning and development of the proposed new arena. We also have agreed to increase ScheerGame's ownership percentage to 10%, contingent on the outcome of certain events. In either event, ScheerGame will receive the number of membership units sufficient to provide these membership percentages after giving effect to the sale of the units pursuant to this Offering Circular.

We participate in a workers compensation program with the ECHL whereby we are generally self insured for costs associated with injuries of Augusta Lynx players. ECHL members, including Augusta Entertainment, are also contingently liable for significant injuries of players of the teams in the ECHL that participate in the program. We accrue a liability for estimated costs associated with claims incurred in the workers compensation program when amounts are material and estimable.

Plan of distribution

The membership units are offered directly by the issuer, Augusta Entertainment, without underwriters, brokers or dealers, and without discounts or commissions. Frank Lawrence and Paul Simon will sell the membership units on our behalf, without compensation therefor.

Securities will be sold beginning as soon as practicable after qualification of the Offering Statement on Form 1-A, of which this Offering Circular is a part, filed with the SEC. Sales will continue until all securities are sold, or until we voluntarily terminate the offering, but will not extend beyond December 31, 2005.

Description of Subscription Agreement

If you would like to purchase one or more membership units, you should complete a Subscription Agreement in the form attached to this Offering Circular as Appendix "D", and return it to us in care of Paul S. Simon at the following address:

Paul S. Simon
Augusta Riverfront Center - Suite 340
One Tenth Street
Augusta, Georgia 30901
(706) 823-3302

We may accept or reject any subscription agreement in whole or in part and no such agreement will be binding until signed and accepted by us. We will not accept any Subscription Agreement unless and until all of the following conditions have been met: (i) the original members have each fully paid their capital contributions of $150,000, (ii) we have executed the Amended and Restated Operating Agreement substantially in the form included as Appendix A and (iii) we have executed the Escrow Agreement with SouthTrust Bank substantially in the form included as Appendix B, and (iv) we have simultaneously accepted Subscription Agreements for at least 1,500 membership units.

By signing the Subscription Agreement, you are committing to pay $1,000 per membership unit purchased. All subscriptions are irrevocable by the subscriber. Payment for membership units will be due immediately upon our acceptance of your Subscription Agreement. *Please do not send payment when you return your Subscription Agreement.*

On your Subscription Agreement, please indicate the number of units you will commit to purchase and whether you would be willing to accept less than all of the units for which you commit. If you submit a Subscription Agreement, we will notify you when we have accepted the minimum number of subscriptions and whether we have accepted your Subscription Agreement in whole or in part and the number of units we have agreed to sell to you. You will be required to pay for your units within 5 days of our acceptance of your Subscription Agreement, by delivering payment to SouthTrust Bank as escrow agent under an Escrow Agreement to be executed substantially in the form included as Appendix B to this Offering Circular. Upon receipt of your payment (along with our receipt of aggregate payments for the minimum subscription amount of $1.5 million), you will become a member of Augusta Entertainment owning the membership units covered by your Subscription Agreement. Payments are irrevocable. If we do not actually receive payment for 1,500 units, the minimum subscription amount, by

December 31, 2005, then the escrow agent will return your funds.

All funds received from subscribers will be held in escrow for Augusta Entertainment by SouthTrust Bank pending both (i) the receipt of $1.5 million of funds pursuant to this offering, and (ii) the approval and execution of a satisfactory memorandum of understanding with the City for the design, construction and management of the proposed new arena. The funds in escrow will be promptly returned to the investors if both such conditions have not been met by December 31, 2005, or earlier if our managers notify the escrow agent that in their opinion we will be unable to meet the minimum sale requirement or to enter into such a memorandum of understanding. See "Description of the membership units - Escrow agreement and redemption".

A "satisfactory" memorandum of understanding (MOU) must provide an understanding that the City would retain Augusta Entertainment to provide services relating to the design, construction and management of the proposed arena, under terms and conditions that our managers believe are reasonably designed to enable Augusta Entertainment to earn a profit over the life of the agreements. The MOU must provide for fees for our services in each of the areas of design, construction and management, although there is no minimum level of services or fees required for any particular area of service and the MOU need not provide for each and every one of the agreements described in our proposed MOU submitted to the City. In the determination of whether an MOU is "satisfactory", the managers shall use their business judgment in their sole discretion to determine whether the MOU is in Augusta Entertainment's best interests. The managers may determine that a memorandum of understanding is satisfactory even if the terms are substantially different from our proposal to the City as described under the heading "Business - The proposed arena". An MOU deemed satisfactory and entered into by the managers may not be in your best interests. After we reach agreement on a satisfactory memorandum of understanding, you will not be entitled to a redemption or other return of your funds, even if the arena project fails for any other reason, such as our inability to reach definitive agreements based upon the memorandum of understanding or the failure of the voters of Augusta to approve the SPLOST referendum. See "Risk factors" for additional risks relating to the development of the proposed arena.

If we issue less than all 2,400 units offered, we may continue to accept Subscription Agreements for the sale of membership units at the same price per unit until all units are sold, but not later than December 31, 2005.

The Subscription Agreement requires you to agree to be bound by the terms of Augusta Entertainment's Operating Agreement and requires you to make certain representations regarding your legal ability and authorization to sign the Subscription Agreement, your ability to understand this Offering Circular and your opportunity to review this Offering Circular with legal and investment advisors, and your understanding that this is a risky investment and that you may lose all or part of your investment. In the Subscription Agreement, you must represent that you do not, and agree that you will not, own an interest in another professional hockey team in a league other than the ECHL that plays its home games within 50 miles of Augusta, Georgia.

The Subscription Agreement requires you to certify that you are a resident of the State of Georgia, or an entity organized in the State of Georgia or an entity qualified to do business and having a place of business in the State of Georgia. We intend to offer and sell units only in the State of Georgia. We will offer and sell to an investor outside the State of Georgia only if we determine that the offer and sale would be in compliance with all applicable state securities laws, and may require additional undertakings or representations from the subscriber.

Qualification of persons deemed not to be brokers under Securities Exchange Act

Frank Lawrence and Paul Simon will sell the membership units on our behalf, without compensation therefor. Mssrs. Lawrence and Simon qualify under Rule 3a4-1 under the Securities Act of 1934 as persons deemed not to be brokers. The basis for each of their qualification under this rule is as follows:

(1) Neither is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act.

(2) Neither is compensated in connection with his participation by the payment of commissions or other remuneration based directly or indirectly on transactions in securities.

(3) Neither is an associated person of a broker or dealer.

(4)(ii) Both meet all of the following conditions: (A) both primarily perform substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; (B) neither was a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (C) neither participates in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1.

Business

Overview

Augusta Entertainment was formed in August, 2003 by its two current members in order to purchase the Augusta Lynx minor league hockey team based in Augusta, Georgia and to propose to design, construct and manage a new multi-purpose entertainment and sports arena for the City. Augusta Entertainment was formed by Frank Lawrence and an entity controlled by William S. Morris III (Shivers Hockey Investment, LLC).

The former owners of the Augusta Lynx were losing money from the operation of the hockey team in the existing Augusta Civic Center and were believed to be considering moving the team from Augusta, Georgia. Our founders are residents of Augusta and have an interest in community events and the quality of life for residents of Augusta, and caused us to purchase the team rather than risking Augusta's loss of the team. A primary motivation for our purchase of the hockey team was to keep the Augusta Lynx in Augusta, so that the proposed arena would have an anchor tenant to improve the project's prospects to be economically feasible.

We have submitted a proposed memorandum of understanding to the Board of Commissioners of the City for us to design, construct and manage a new arena, for which we would earn fees. The Board of Commissioners has discussed our proposal in two meetings, but has not approved or rejected our proposal. No agreements or understandings have been reached with the City and we can give no assurances that we will reach suitable agreements in the future or that the City will have funds available for the project.

Our plan of operations for the next twelve months includes the continued operation of the Augusta Lynx hockey team and the continued negotiation of and potentially performance under the proposed memorandum of understanding with the City. We owe $2,150,000 to SouthTrust Bank, all of which is guaranteed by Mssrs. Lawrence and Morris, and all of which is currently due September 1, 2004. We expect SouthTrust to renew or extend our existing indebtedness and we expect our founders to continue to guarantee our indebtedness after September 1, 2004, although none of such parties is legally obligated to do so. See the discussion in the section entitled "Management's discussion and analysis of financial condition and results of operations - Liquidity and capital resources" for further discussion of our indebtedness.

History

Augusta Entertainment was formed in August, 2003 and purchased the Augusta Lynx hockey team for $1,045,000 (plus assumed liabilities) in September 2003, effective as of August 14, 2003, with borrowed funds. The $1,045,000 purchase price reflects a $100,000 reduction in the initially negotiated purchase price, with Augusta Entertainment agreeing that if the home arena for the Lynx hockey team moves to a new arena prior to October 15, 2007, Augusta Entertainment will pay seller a pro rata portion of the $100,000 reduction equal to the percentage of the period from October 1, 2003 to April 30, 2008 that has not elapsed. In connection with the purchase, we assumed liabilities related to team operations of $726,168 and acquired accounts receivable of $427,537 - a net of approximately $300,000 of liabilities in excess of accounts receivable.

Augusta Entertainment purchased the Augusta Lynx and commenced operations with little or no capital and has relied on borrowed funds and letters of credit guaranteed by Mssrs. Lawrence and Morris. Specifically, Mssrs. Lawrence and Morris guaranteed our $1,150,000 loan used to purchase the team, guaranteed our $150,000 irrevocable standby letter of credit to the East Coast Hockey League, guaranteed our $46,000 irrevocable standby letter of credit for workers compensation and guaranteed our three lines of credit aggregating $1 million for working capital.

Each of our two current members have advanced over $100,000 in expenses related to the organization of Augusta Entertainment, studies and proposals relating to the proposed new arena, and expenses of this offering. Mr. Lawrence has also contributed personal property valued at $35,000 used in the hockey team operations. The two original members have agreed to continue to fund expenses or make capital contributions until each has contributed $150,000, and each has received 150 membership units in Augusta Entertainment (at the same price per unit as offered to investors in this Offering Circular). All contributions (including the payment of expenses) by these two members have been and will be made in cash, except for the $35,000 of property contributed by Mr. Lawrence.

We believe that we will sustain significant losses from hockey operations as long as our team continues to play its home games in the existing Civic Center, but that we can become profitable through development and management fees, concession income and hockey operations, if we reach a suitable arrangement with the City.

Our founders have (or had in the past) interests in other events, such as equestrian events and arena football, held in the existing Civic Center, which was built in the 1970s. One of the major shifts in arena development over the last 20 years has been the inclusion of premium seating in the design of arenas, in order to significantly increase revenues. After visiting and studying the operations of newer arena facilities in comparable cities, the founders concluded that other comparable cities have significantly more and higher quality entertainment, family shows, and concerts, and their local sports franchises are able to achieve greater economic and operational success. With this in mind, the founders retained the services of ScheerGame Sports Development, LLC to provide feasibility and pre-development consulting services with respect to a proposed new arena in Augusta, Georgia. In view of our purchase of the Augusta Lynx (and our ability to keep the team in Augusta), and based upon economic analyses and estimates of projected arena costs and operating revenues prepared by ScheerGame, we have submitted to the City a proposal we believe could be financially feasible for Augusta-Richmond County to build a new, larger arena with modern amenities, premium seating and suites. Our proposal to the City emphasizes both the potential economic benefit to the City from arena operations and the potential to enhance the quality of life in the community with opportunities to bring world-class entertainment, family shows, concerts and sports to Augusta.

We propose to charge fees to the City to develop and manage the proposed arena, and we would also expect to benefit from a more favorable operating environment with opportunities for greater revenue streams for our hockey team if the proposed arena is built by the City.

Since the inception of our business effective August 14, 2003 through March 31, 2004, we incurred start-up costs of approximately $523,000 related to developing a business plan, performing feasibility analysis, performing market analysis, and obtaining professional services for planning, predevelopment and contract negotiation. Such items constitute our only research and development expenses during such period.

Hockey operations

The Augusta Lynx are composed of two separate groups of employees - the hockey operations staff and the administrative staff. Currently, we have eight full time employees consisting of a General Manager, an Assistant General Manager, two sales persons (tickets and corporate sales), a Ticket Manager, a receptionist, a Controller, and a Game Day Operations director. Each of these employees may sell tickets and corporate sponsorships in the off-season, which runs from May to October. During the hockey season, we have about 20 to 25 additional employees, including our hockey players.

The hockey operations or on-ice staff includes a maximum of 20 players who are union members of the Professional Hockey Players Association (PHPA). These players have just completed the first year of a three-year Collective Bargaining Agreement (CBA) with the ECHL that specifically addresses a $10,000 per week salary cap, insurance premiums that are the responsibility of the teams, playoff bonuses, and other such day-to-day expenses to be borne by the teams.

The coaches, equipment manager and athletic trainer are hired each year to round out the on-ice staff.

At the end of the CBA, the league will negotiate another contract as they have in the past. To date, the CBA between the union and the league has always been reached prior to the season start date, causing no financial harm to the league. While there is a possibility of not reaching a settlement, we do not believe it is likely.

The ECHL has a strong ownership base and has operated for the past 16 years while growing to 31 teams. The league's members have been able to attract both national sponsors and affiliate sponsors and affiliation agreements with National Hockey League teams, giving it the distinction of being the premier Double A hockey league in North America.

The administrative staff consists of eight staff members who, except for the receptionist and controller, sell both tickets and sponsorships. These employees are basically people who wish to advance to the next level in hockey with a goal to become proficient in sales.

Quality staff members are difficult to find and the good ones are difficult to retain. In many cases, newly hired staff members must be trained. Good salespeople are in very high demand and are heavily recruited by all professional and college teams.

The proposed arena

Augusta Entertainment and its founders retained the services of ScheerGame Sports Development, LLC to provide feasibility and pre-development consulting services with respect to the conceptualization, siting and pre-development of the proposed arena, covering a period of time from initiation of a feasibility study in 2002 through an election by voters of Richmond County to consider the extension of the Special Purpose Local Option Sales Tax ("SPLOST") to provide funds for the proposed arena (which we propose to occur on November 2, 2004). ScheerGame's principals have experience in developing and managing arenas in other communities, including development of arenas in Jacksonville, Florida, Greenville, South Carolina and Manchester, New Hampshire, and management of the arena in Greenville. We have also entered into a Memorandum of Understanding with ScheerGame wherein ScheerGame would provide development, construction oversight, arena management and associated services to Augusta Entertainment assuming both (i) Augusta Entertainment enters into agreements with the City with respect to the design, construction and management of a new arena, and (ii) the approval of funding for the proposed arena project in the contemplated SPLOST referendum.

As of March 31, 2004, we had incurred $360,042 in services and expenses to ScheerGame, $210,042 of which has been paid in cash. To satisfy the remainder of this amount, we have committed to issue to ScheerGame a 5% ownership interest in Augusta Entertainment, undiluted by the units issued pursuant to this Offering Circular - this obligation is recorded as "Amounts payable to related party" of $150,000 on our balance sheet. The agreement also provides for ScheerGame to assist in negotiations with the City and other political bodies and to assist us with the implementation of our business plan. Upon the passage of a public referendum for a special purpose local option sales tax in Augusta that includes an allocation for the construction of the proposed arena and our entering into a memorandum of understanding with the City, we will issue to ScheerGame additional membership units to increase their ownership interest to 10%, undiluted by the units issued pursuant to this Offering Circular. We expect to continue to retain ScheerGame in the future to provide extensive management and operational services with respect to the planning, design, construction and management of the proposed arena, in return for fees previously agreed upon. We will pay ScheerGame $150,000 per year to operate the new arena in satisfaction of our obligations to the City under our proposed Arena Operating Agreement. In addition, we will retain ScheerGame to provide services on our behalf under our proposed Development and Construction Agreement for the proposed new arena - we expect that payments for its services and for reimbursements for its expenses will be approximately $1.7 million from November 2004 through April 2007 to be paid from the City's development budget, rather than from funds of Augusta Entertainment. These expectations regarding future services and payments are based upon our preliminary conversations and a memorandum of understanding with ScheerGame relating to the expected terms of proposed future definitive agreements, the details of which have not yet been determined.

With the assistance of ScheerGame, we have presented to the City proposed plans for a new arena and a proposed Memorandum of Understanding (MOU) detailing the terms of the proposed agreement between Augusta Entertainment and the City. The following is a description of the project and the MOU as proposed by Augusta Entertainment. THE CITY HAS NOT APPROVED THE PROPOSED PLANS, AND MAY NOT ACCEPT OUR PROPOSAL OR MAY REQUIRE SUBSTANTIAL CHANGES.

Description of the proposed arena. Under our proposal, the proposed arena would have a general seating capacity of approximately 10,000 for hockey, arena football, basketball and equestrian events and up to 12,000 for concerts and family shows. It would feature both fixed and retractable/moveable seating sections, as well as a moveable curtaining system allowing configurations for a variety of events, including hockey games, arena football games, horse shows, rodeos, ice shows, tractor pulls, center, end-stage and half-house concerts and family entertainment shows. The proposed arena would also include a minimum of 20 luxury suites, other forms of premium seating (such as club, loge, special circle seats), a family section at all events, concession areas, other forms of food service ranging from portable stands to a full service club/restaurant, video and auxiliary scoreboards, message boards, high quality sound system and other amenities and features of a modern, first class sports and entertainment facility.

The intent is to design, construct and operate a facility that will be both fan-friendly producing a rich experience for those who attend an event and efficient for those who produce or promote the event. The arena is intended to allow the Greater Augusta Metropolitan area to be a more competitive and attractive destination and provide new sports and family entertainment opportunities for Central Savannah River Area residents.

Project Concept.

Augusta would own the site and the structures constituting the proposed arena. Our proposed MOU provides that Augusta Entertainment and the City would enter into the various agreements described below for the design, construction and management of the proposed arena. (If we reach a satisfactory memorandum of understanding with the City, such MOU need not call for each and every one of the proposed agreements described below, if our managers believe the MOU is in our best interests). In addition, a trustee, to be designated by Augusta, would act under one or more trust indentures and would serve as the fiscal agent for the construction and financing of the proposed arena, including any purchase of land required for the project.

The proposed arena would be located on approximately 85 acres of real estate currently privately owned, at the intersection of Deans Bridge Road and Gordon Highway, and commonly known as "Regency Mall". Our proposal would require Augusta to investigate the suitability of the site for the construction of the proposed arena, which investigation shall include a title examination, taking soil samples and test borings to assess various construction conditions and performing the necessary and appropriate environmental testing. If such investigation determines that the site is suitable and satisfactory as a location for the proposed arena and that it could be constructed thereon without encountering any undesirable condition which would drive up the cost of the project, then Augusta would acquire the site using all means available to it, in the most cost-effective manner possible.

We propose that the arena would be constructed pursuant to a Development and Construction Agreement between Augusta and Augusta Entertainment. In our proposal, Augusta Entertainment would subcontract program management for the construction to ScheerGame Sports Development, LLC with certain approval rights over design and other matters to be retained by Augusta, such approval not to be unreasonably withheld. Augusta Entertainment as development manager would then enter into a design/build contract with the team of Turner Construction Sports Group and HOK Sport+Venue+Event to execute the design of the proposed arena and to provide construction management services for the proposed arena.

Project financing. Augusta would own the proposed arena and would pay the costs of construction and development of the project. In our proposal, the project would be funded by the proceeds of three sets of bonds described as follows:

● Proceeds in the amount of $60 million of general obligation bonds (the "SPLOST Bonds") to be funded by the Special Purpose Local Option Sales Tax V ("SPLOST") which we propose be submitted to the voters of Augusta in a referendum on November 2, 2004. The City would issue the SPLOST Bonds, if approved, as soon as practicable after voter approval of the referendum. If the referendum fails, any MOU that we may enter into with the City would terminate.

● Proceeds of revenue bonds in the principal amount of $24 million, which would be repaid from the hotel and motel tax and alcohol and beverage taxes currently being used to fund operating deficits and pay the outstanding debt service of bonds issued by the Augusta-Richmond County Coliseum Authority (the Excise Tax Bonds and the SPLOST Bonds collectively are herein referred to as the "Bonds"); and

● Proceeds of $10 million in principal amount of revenue bonds to be issued jointly by Augusta Entertainment and the City, which would be repaid out of revenues generated by the operation of the proposed arena (the "Revenue Bonds"). The revenues that would support the payment of the Revenue Bonds would consist of revenues of the proposed arena, as follows:

-Seat fees, assessed on the sale of tickets for the proposed arena. Fees would be assessed on general admission and premium seat tickets and license fees.

- Gross revenues from the operation of the proposed arena including those derived from the project agreements described below. Said gross revenues would specifically include premium seat license fees, naming, pouring, advertising and other commercial rights and additional forms of multi-year contractual arena revenues.

We would expect interest on a significant portion of the Bonds to be exempt from Federal income tax. The interest on the Revenue Bonds is expected to be taxable. We would propose to issue the maximum amount of tax-exempt Bonds that is legally permissible. None of these bonds are currently outstanding - prior to issuance, these bonds must be approved by the City and properly validated under Georgia law, purchasers must be identified, and, with respect to the Excise Tax Bonds, the City must defease (or otherwise be released from) its pledge of a portion of its collections of Hotel/Motel taxes and Beer/Alcohol taxes securing the payment of approximately $6 million of existing bonds which were issued by the Richmond County Coliseum Authority to finance the existing Civic Center.

Following defeasance or release of the City's pledge of portion its collections of Hotel/Motel taxes and Beer/Alcohol taxes, we propose that, for the term of the Excise Tax Bonds or the proposed Arena Operating Agreement, whichever is longer, the City pledge the same portion of such taxes to the Trustee for payment of debt service on the Excise Tax Bonds and capital maintenance and improvements of the proposed arena.

In our proposal, Augusta Entertainment would not be entitled to any incentive management fees to the extent arena funds are required for the payment of operating expenses or the payment of debt service on the Revenue Bonds; and we would pledge to the Trustee, as additional security for the Revenue Bonds, all of our right, title and interest in and to the Project Agreements described below, including our rights to manage the operations of the proposed arena under the proposed Arena Operating Agreement. We would be contractually obligated to limit the City's construction costs and to meet the completion date of the proposed arena, defined as substantial completion and the issuance of a Certificate of Occupancy. We intend to satisfy these obligations through a guaranteed maximum price contract for the construction of the proposed arena with Turner Construction, an unrelated third party that has substantial experience with arena construction. Under a "guaranteed maximum price contract", unless the scope or conditions of the project are altered, the construction contractor will guarantee that the project construction costs will not exceed the guaranteed maximum price. If the contractor is unable to deliver, our fees may be reduced to cover any of the City's damages, or we may otherwise be liable for damages (but may not have funds available to pay). We have had preliminary discussions with Turner Construction but have not entered into a guaranteed maximum price contract, and have no assurances that we will be able to reach a satisfactory agreement.

In our proposal, the net proceeds from the operation of the proposed arena would be divided equally between the City and Augusta Entertainment in the manner described below for the proposed Arena Operating Agreement, subject to tax law and the requirements of the Revenue Bond holders.

Project Agreements. In our proposed MOU, we have proposed the following Project Agreements to be executed on or before, and as a condition to, the consummation of the sale of the Bonds and the Revenue Bonds:

- Development and Construction Agreement. The proposed Development and Construction Agreement would set forth the development and construction arrangements between Augusta Entertainment and the City. Prior to execution of this agreement certain preliminary studies would be completed including the financing plan, site plans, preliminary design and construction estimates. Prior to the issuance of the Bonds and the Revenue Bonds, pre-development agreement costs of up to $2.5 million, not including the City's costs with respect to the site, would be borne equally by the City and Augusta Entertainment. Our share of these costs would be funded with working capital, to the extent available, or we may be required to arrange for additional debt or equity financing. Said pre-financing and pre-development agreement costs would be reimbursable to each party from the proceeds of the Bonds and the Revenue Bonds. The Trustee would control the disbursement of monies for construction. Augusta Entertainment would be responsible for the design and construction of the proposed arena. Augusta Entertainment would develop a program to actively and aggressively encourage minority participation in the design, construction and operation of the project. The pre-design construction cost estimate for the proposed arena and site improvements is projected to be $59 million. Augusta Entertainment would expect to obtain a fully bonded guaranteed maximum price contract from Turner Construction for the construction of the proposed arena. The Trustee would deposit Bond and Revenue Bond proceeds in designated accounts pursuant to one or more trust indentures for disbursement.

- Arena Operating Agreement. The proposed Arena Operating Agreement would set forth the contractual arrangements between Augusta Entertainment and the City for management of the operation of the proposed arena as well as the existing Civic Center. The term of this agreement would be 25 years commencing upon substantial completion of the proposed arena. The City would warrant that, if the existing Civic Center is not demolished, it would be operated in such a manner that it in no way stages, promotes, advances or otherwise causes events to occur in its facilities or on its grounds that in any way may be considered as competition with the proposed arena for events that are or could be held at the proposed arena. Augusta Entertainment would have the right to approve any use of the Civic Center. Subject to the proposed Arena Operating Agreement, Augusta Entertainment would have the sole responsibility and full control and discretion over the operation, direction, management and supervision of the proposed arena for the term of the proposed Arena Operating Agreement. The proposed Arena Operating Agreement would include provisions for Augusta Entertainment to be paid fixed and incentive fees for its management services, and would set forth the manner in which the City and Augusta Entertainment would divide the net proceeds from the operation of the proposed arena. Under the proposed Arena Operating Agreement, Augusta Entertainment would be responsible for the following:

- Financial

(i) Payment out of proposed arena revenues and, if necessary excise taxes not expended for debt service payments on the Excise Tax Bonds all operating expenses of the proposed arena, including the cost of maintenance and Augusta Entertainment base management fees thereof and any operational taxes applicable thereto.

(ii) Payment of all net operating revenues to the Trustee for disbursement under the trust indenture(s), which would provide for payments as follows:

(a) Payment of Revenue Bond debt service;

(b) Payment of incentive management fees;

(c) Payment of agreed upon amounts into a Renewal and Replacement Fund;

(d) Payment of net income of the proposed arena, after all of the previous payments, and any accruals thereon, to the City, Augusta Entertainment and the Revenue Bond holders for partial prepayment of the Revenue Bonds until that debt is retired and thereafter equally to the City and Augusta Entertainment, subject to approval of tax counsel.

(iii) Preparation and submission to the City of an annual operating budget and report, projecting the estimated revenues and expenses of the project during the next fiscal year.

(iv) Preparation and submission to the City of an annual capital improvements budget and report, projecting the estimated needs and costs of capital improvements, repairs, replacements and/or expenditures required by and for the proposed arena.

(v) Provision of audited financial statements to meet requirements of Trustee, the City and regulatory agencies.

- Administrative

    (i) Employing, paying and supervising all personnel Augusta Entertainment determines are necessary to operate the proposed arena.

    (ii) Maintaining the proposed arena in good, clean order and repair.

    (iii) Planning and supervising all advertising, public relations and other promotional programs for the proposed arena.

    (iv) Arranging for and booking events for the proposed arena.

    (v) Entering into leases of retail, office and other space in the proposed arena, licenses and other agreements pertaining to the operation of the proposed arena we deem appropriate.

- Civic Center

    (i) The City would agree that it would not provide, directly or indirectly, economic assistance to facilities or events competing with the proposed arena without the approval of Augusta Entertainment. Augusta Entertainment would agree that the current calendar of events held at Lake Olmstead Stadium promoted by the Augusta GreenJackets and others would be exempt from this condition. Augusta Entertainment and the City would meet on an annual basis to schedule dates for governmental and/or non-profit sponsored events, such as high school graduations, arts events, etc., not to exceed twenty (20) dates per year. Fees charged for those twenty (20) events would cover only direct, out-of-pocket operations expenses of the proposed arena and/or Augusta Entertainment.

    (ii) Augusta Entertainment would use its best efforts to hire and retain employees of the existing Civic Center who may be displaced as a result of the project.

We propose that the Arena Operating Agreement would contain provisions providing for the Trustee to have the power to replace Augusta Entertainment as manager in the event of a default under the Revenue Bonds.

- Hockey Agreement. Augusta Entertainment would cause the Augusta Lynx to play all of its home games in the proposed arena. The Hockey Agreement would provide for this use of the proposed arena and would set out the rights to certain game day revenues as well as its obligations with respect to certain game day expenses.

- Horse Show Agreements. Augusta Entertainment would enter into an agreement with the National Barrel Horse Association to hold its World Championship in the proposed arena and an agreement with the Atlantic Coast Cutting Horse Association, Inc. to hold the Augusta Futurity in the proposed arena. These agreements would obligate each contracting entity to hold its competition in the proposed arena for a term coterminous with the maturity of the Revenue Bonds. These agreements would also define the rights of each organization to certain event day revenues and its obligations with respect to certain event day expenses.

- Premium Seat Licensing Agreements. These agreements would set forth the contractual arrangements for Augusta Entertainment to license individual suites, club seats, loges or other specially designated seating areas in the proposed arena to individuals or companies, and would stipulate the form of the license agreements to be employed in such connection.

- Advertising and Commercial Rights Agreements. These agreements would set forth the arrangements between the City and Augusta Entertainment to sell advertising, naming, pouring, signage and other commercial rights in the proposed arena. These arrangements may cover both permanent and temporary advertising. We propose that the City explicitly authorize Augusta Entertainment to seek to license the name of the proposed arena to a private person or corporation.

- Concession Agreement. This agreement would set forth the understandings between Augusta Entertainment and concessionaires to install kitchen, fixed stand, portable and restaurant cooking, warming and service equipment and operate the food, beverage and merchandising activities at the proposed arena, including any restaurant and lounge. We propose to provide food and beverage concession and catering services as well as merchandising services at the proposed arena. Collectively, these services are known as the "concessions business." Delivering affordable, quality food and drinks to patrons in a friendly, prompt manner, whether on the concourse (concessions) or in the club or suites (catering) is the objective of our concessions business in the proposed new arena.

We have proposed a program of concessions stands, portables, kitchen facilities, vendor and suite pantries, and commissary and staff facilities that would enable us to deliver desired food items quickly to patrons upon request. The food and beverage plan for the proposed arena would initially contemplate one fixed point-of-sale for every 250 potential general admission attendees. We currently estimate that half of the concession stands (each would have multiple points-of-sale) would serve made-to-order grilled or cooked food. The other stands would serve prepared or ready-to-serve food. The program would also include an additional 6 points of sale at portable stands to be located at convenient places on the main concourse. This combination of points-of-sale would enable us to deliver a varied menu – of traditional arena food such as hot dogs, popcorn, nachos, etc. but also a mix of local and specialty items such as barbecue, fried fish, and sausage dogs.

Catering services comprise the second component of food and beverage services. Catering would be provided to purchasers of premium seat licenses – this would likely include, at a minimum, wait-service in the suites and the club seats and special services to licensees with seats in the club lounge. We would evaluate the possibility of opening the club lounge/restaurant for service to the public on non-event days. "Back-stage" catering would also be provided to users and performers – to teams, concert and show staff and performers as well as the media. Finally, the building would likely host numerous small and mid-sized meetings that would require a range of catered food and beverage options.

The preliminary arena program contemplates a 600-person club lounge that would provide buffet and seated menus. Food for the club lounge would be prepared in the main kitchen on the service level (the same 8,000 square foot kitchen that supports concourse food service) of the proposed arena, as well as a smaller finishing kitchen immediately adjacent to it. Food for the suites would also be prepared in the main kitchen and finished in dedicated pantries on each side of the main concourse.

Beverages of all kinds, including alcoholic beverages and non-alcoholic beverages, would be available in all locations (with the exception of an alcohol-free "family zone"). We anticipate entering into one or more agreements with non-alcoholic beverage providers, potentially of soft drinks, water, and juices wherein they would obtain exclusive rights to pour their beverages in the proposed arena in return for an investment in equipment, a payment for said contractual rights, team and other event advertising and sponsorships, premium seating licensing, and a payment of a defined commission rate on all sales (the "pouring rights" agreement). Revenues from the pouring rights agreement would be considered operating revenues of the proposed arena and be included in any gross revenue pledge of arena revenues to repay project revenue debt.

We anticipate that a variety of partnerships may be developed in the concessions business to enrich and expand the nature of the experience in the building. We would consider partnering with nationally recognized "brands" such as Subway or McDonalds, or with local restaurants, food or beverage companies for particular items such as ice cream or steak sandwiches to make the proposed arena "Augusta's". We would explore the development of relationships with not-for-profit organizations to staff certain points-of-sale on a volunteer basis and for them to receive a share of the receipts from sales made there.

The sale of novelty items – from hockey team paraphernalia to concert performer T-shirts – would occur at numerous locations. In addition to two fixed merchandising locations on the main concourse and as many as 6 portable merchandising stands, we would anticipate the development of a 500 square foot retail store, adjacent to the main entrance to the building. This team store would be a major focus of novelty sales – the hockey team, and its opponents and affiliates would be the primary drivers of sales, but merchandise of Georgia and South Carolina collegiate and professional teams would also be displayed.

Under our proposal, we would expect to enter into a long-term, assignable concessions agreement wherein we would commit to deliver services described above and remit to the proposed arena and, when appropriate, the anchor tenants, agreed-upon shares of gross food, beverage and merchandising revenues. We would not expect to make a capital investment in food and beverage equipment to be used at the proposed arena. In return, we would anticipate paying to the proposed arena a greater share of gross food and beverage revenues. We would be required to acquire, store, prepare, serve and sell all concession goods. We would be required to maintain defined levels of insurance required and customary for such operations including, property, liability, fidelity, liquor liability and product liability coverage. We would be required to obtain and maintain all required governmental permits, licenses and other conformances to public regulations, laws, statutes or ordinances. We would be required to, at all times, store and handle all food and beverages in a manner consistent with the highest standards of sanitation, preservation and purity.

- Additional Leases. Other tenants, such as retail users, restaurants or other compatible commercial interests may enter into leases or use agreements for space within the proposed arena or on the site. Said agreements may occur prior to or after the sale of the Bonds and the Revenue Bonds.

- Parking Agreement. To the extent not addressed in either the proposed Arena Operating Agreement or the proposed Use Agreements with long-term tenants, this agreement would set forth the rights and obligations of Augusta Entertainment with respect to the operation of on-site parking for the proposed arena. The City would grant Augusta Entertainment the right to operate the parking facilities on the proposed arena site and receive revenue therefrom and to enter into agreements with owners of off-site parking areas to lease or operate such facilities during events held in the proposed arena, if required. It is not currently anticipated that off-site parking would be required for arena events.

- Financing Agreements. These agreements would provide for the public sale of the Bonds and the Revenue Bonds and the rights and responsibilities of the various parties thereto.

None of the proposed project agreements described above (and described in our proposed memorandum of understanding submitted to the Board of Commissioners) have been agreed upon with the City. The Board of Commissioners has discussed our proposal in two meetings, but has not approved or rejected our proposal. No agreements or understandings have been reached with the City and we can give no assurances that we will reach suitable agreements in the future. If we do not reach agreement on a satisfactory memorandum of understanding by December 31, 2005, we will redeem your membership units at their issue price of $1,000 per unit. See the section titled "Description of the membership units - Escrow agreement and redemption" for further details". If we reach agreement on a satisfactory memorandum of understanding, but are unable to execute the definitive agreements contemplated by the MOU, then the survival of our business would likely be in jeopardy and you may lose your investment.

Project Schedule. Our proposal calls for completion of the proposed arena in time to be in operation for the hockey season beginning in October 2006. Time is of the essence. This proposal is based upon the current timelines proposed for critical points including voter approval of a SPLOST referendum on November 2, 2004, issuance of Bonds and Revenue Bonds early in 2005 and beginning of construction within four weeks thereafter. We can give no assurance that a referendum providing funding for the proposed project will be held on November 2, 2004 or that such a referendum would be successful, or that other events will not delay our proposed schedule.

Business plan if arena proposal fails

Funds from the sale of units will be held by SouthTrust Bank, as escrow agent, until both (1) the minimum number of units are sold (1,500 units), and (2) our managers notify the escrow agent that we have entered into a satisfactory memorandum of understanding (MOU) with the City with respect to the design, construction and management of a new arena. The funds in escrow will be promptly returned to the investors if both such conditions have not been met by December 31, 2005, or earlier if our managers notify the escrow agent that in their opinion we will be unable to meet the minimum sale requirement or to enter into such a memorandum of understanding. In determining whether an MOU is "satisfactory", the managers shall use their business judgment in their sole discretion to determine whether the MOU is in Augusta Entertainment's best interests - but an MOU that is satisfactory to the managers may not be in an investor's best interests.

If we reach a memorandum of understanding with the City, many contingencies must be resolved and agreements with third parties must be negotiated and entered into for our business plan to be successful. We may not be able to agree upon the final details of definitive agreements related to the design, construction and operation of the proposed arena. If the arena project fails for any reason after proceeds are released from escrow, you will not be entitled to a return of your funds and you may incur significant losses on your investment. In such event, we would expect to continue to incur significant losses from operations of the hockey team and the working capital funds provided by the offering proceeds would be depleted. We may attempt to find other alternatives for the development of a new arena, or we may seek to move or sell the team to mitigate our losses.

Description of property

We do not own any real estate or any other significant property, except miscellaneous personal property related to our hockey team, such as uniforms and equipment. For our administrative staff, we lease approximately 2,000 square feet in the basement of the Bell Auditorium, which is adjacent to the Augusta-Richmond County Civic Center, for a fee of $250 a month. We paid for all renovations to convert the portion of the basement into a working office.

We also rent the existing Civic Center for home hockey games (36 games plus playoffs) for a fee of approximately $4,600 per game, which includes all staffing. The coach also has an office in the Civic Center which is included in the contract at no extra charge. We may also use the Civic Center for a practice facility, at certain times if available.

Environmental concerns

We do not anticipate any material affects upon our capital expenditures, earnings or competitive position related to compliance with any environmental laws, rules or regulations. In our proposal regarding the development of the proposed arena, the City would be responsible for all environmental liabilities associated with the project and we do not expect any material affects on us. However, environmental concerns related to the proposed arena site could delay or cancel the proposed arena project, or require a different location - such a delay could adversely affect our business activities and our ability to earn fees from the City. Additionally, if the proposed arena project becomes obligated to make payments related to compliance with environmental laws, then our share of any profits would be reduced or eliminated, even though we would not expect to have direct liability for any such obligations.

Tax classification of Augusta Entertainment

Prior to the consummation of this offering, Augusta Entertainment has been treated as a partnership for federal income tax purposes. As a result, our losses will pass through to the two original members until the date of consummation of this offering. Federal tax rules treat certain publicly traded partnerships (or limited liability companies taxed as partnerships) as corporations. Because of the possibility of the application of these rules to Augusta Entertainment upon consummation of this offering, we intend to file an election to be taxed as a corporation effective on the date of the first sale of membership units pursuant to this Offering Circular.

Either as a result of our election to be taxed as a corporation or as a result of becoming a publicly traded partnership if those rules are applicable to us, the following tax effects will occur:

- Augusta Entertainment (the existing partnership) will be treated as if it transferred all of its assets to a newly created corporation in exchange for the stock of the new corporation. Any gain or loss recognized on this transaction by Augusta Entertainment must be reported by the original members.

- Augusta Entertainment (the existing partnership) will be treated as if it distributed such stock in the newly created corporation to the original members in liquidation of their partnership interests. Augusta Entertainment will not recognize any gain or loss on this distribution, but the original members may recognize gain or loss on this deemed liquidation.

- Each purchaser of units in this offering will have a basis in the membership units equal to the purchase price ($1,000 per unit).

Arena operating analysis

We have included as Appendix C an analysis of the potential arena operations, with various estimates and expectations applicable to arena operations, assuming that the arena is developed pursuant to a memorandum of understanding similar to the MOU proposed by us to the City. This discussion is subject to many assumptions and contingencies. We must emphasize that we can provide no assurances that our hypothetical assumptions will in fact occur. This analysis should not be treated as a projection of our financial performance or as a projection of the financial performance of the arena. Rather, it is a discussion of various financial considerations that may be relevant in the operations of the proposed arena and is similar to the projections submitted to the City along with our proposal. Under our proposal, we may be entitled to one-half of any net income from arena operations, after certain defined adjustments.

Managers, executive officers and significant employees

Managers

Currently, the issuer has one manager, Frank Lawrence. Upon the sale of units pursuant to this Offering Circular, the issuer will have the following seven managers, each of whom have agreed to serve and who are named in the Operating Agreement to serve terms set forth below:

Frank Lawrence – Mr. Lawrence currently is our sole manager and chief executive officer and has served in such capacity since our formation in September of 2003. Mr. Lawrence is 63 years old and since 1991 has been the President of Bobby Jones Ford, an automobile dealership. Mr. Lawrence has been active in the community and from 2000 to 2003 was the owner of the Augusta Stallions, a professional arena football team. Mr. Lawrence has also served on the board of directors of Georgia Bank Financial Corp. since December 2001 and on the board of Augusta State University since May 1999. Mr. Lawrence's term ends December 31, 2007.

William S. Morris III – Mr. Morris is 69 years old and is the Chairman of Shivers Hockey Investment, LLC. He has worked for more than 47 years in the newspaper industry and has served as the chairman of the board of directors of Morris Communications Company, LLC for more than 30 years. Morris Communications Company and its subsidiaries are engaged in a variety of businesses, primarily newspaper publishing, outdoor advertising, magazines and specialized publications, book publishing and distribution, radio broadcasting, event management, and online services. He is the chairman of the board of directors of Morris Publishing Group, LLC and Shivers Trading & Operating Company, and various subsidiaries of these companies. Mr. Morris is active in the community and state affairs, as well as in the newspaper and outdoor advertising industries. Mr. Morris has a journalism degree from the University of Georgia. Mr. Morris' term ends December 31, 2007.

Carl Scheer – Mr. Scheer is 67 years old and the Chairman and a managing director of ScheerGame Sports Development, LLC. Mr. Scheer has more than 35 years experience in sports marketing. Mr. Scheer practiced law for six years in Greensboro, North Carolina, before becoming professionally involved in sports marketing. Mr. Scheer has owned interests in numerous minor league sports teams, including two ECHL teams – the Charlotte Checkers and the Greenville Grrrowl. In 1999, Mr. Scheer participated in the creation of ScheerGame Sports Development, LLC. ScheerGame's principals have been involved either as a partner or developer in the development of the BI-LO Center arena in Greenville, South Carolina, the Verizon Wireless Arena in Manchester, New Hampshire, and the Veterans Memorial Arena and Baseball Grounds in Jacksonville, Florida. Upon the consummation of this Offering Circular, Mr. Scheer will serve as a manager, as the appointee of ScheerGame Sports Development, LLC. Mr. Scheer's term ends December 31, 2006.

Paul S. Simon - Mr. Simon is 72 years old and was born and raised in Augusta, Georgia. He is a graduate of the Academy of Richmond County and Augusta State University. He obtained a BBA degree from the University of Georgia and became a Certified Public Accountant. In 1968, he joined Southeastern Newspapers Corporation as Vice President and Treasurer. From 1983 until his retirement in August 1996, he served as President of Morris Communications, the parent company of Southeastern Newspapers Corporation, and Shivers Trading & Operating Company, the ultimate parent of Shivers Hockey (one of the two original members of Augusta Entertainment). Since 1989, has been and continues to serve as President of Azalea Development Corporation, a Morris Communications affiliate involved in real estate activities, primarily owning and operating hotels and office buildings. Since his retirement from Morris Communications, he has served for a period of approximately five years as Chairman of the Board of the National Science Center, a non-profit organization. During this period, he also served as Chairman of the Board of Fore! Augusta Foundation, Inc, which is also non-profit organization. He has served on state and national boards and committees in affiliated publishing industry associations, CPA organizations, and other church and civic organizations. He served on the faculty of Augusta State University for nine years and is actively involved in civic, community and religious organizations. Mr. Simon's term ends December 31, 2005.

Larry E. Sconyers - Mr. Sconyers is 62 years old and since 1978 has served as the President and CEO of Sconyers, Inc., which operates Sconyers Bar-B-Que, a restaurant in Augusta. Mr. Sconyers served as Mayor of Augusta from 1996-1998, and prior to that he was a member and chairman of the Richmond County Commission. Mr. Sconyers has been active in civic and community matters. Mr. Sconyers' term ends December 31, 2005.

James L. Kendrick - Mr. Kendrick is 61 years old and since 1993 has been the CEO of Creative Colors, Inc. and since 1971 has been the President of Augusta Blueprint & Microfilm, Inc. These are local Augusta businesses involved in the printing, graphic design, imaging, blueprint and microfilm businesses. Mr. Kendrick is the Chair Elect of the Augusta Metro Chamber of Commerce, and has been active in many civic and community activities. Mr. Kendrick has also been appointed to various state and local governmental commissions, councils and task forces. Mr. Kendrick's term ends December 31, 2006.

Reverend Otis B. Moss, III - Rev. Moss is 34 years old and since 1997 has been the Pastor of The Historic Tabernacle Baptist Church, in Augusta, Georgia. Rev. Moss received his BA in Religion and Philosophy from Morehouse College and graduated from Yale University with a Master of Divinity degree with a concentration in Ethics and Theology. Rev. Moss is active in civic, community and religious organizations. Rev. Moss' term ends December 31, 2007.

Additional managers - In addition to the managers described above, the managers have the authority to amend the Operating Agreement to expand the number of managers by up to three and to provide for the appointment of up to three additional managers by Augusta-Richmond County, Georgia, under such terms and conditions as the managers may approve, for so long as Augusta Entertainment is engaged to provide services for the design, construction and management of an arena for the City. The members would not have the right to vote for or against these three managers.

Executive officers

Our chief executive officer is our sole manager, Frank Lawrence (listed above). While they do not currently have official titles, William S. Morris III and Paul S. Simon (both listed above as proposed managers) perform supervisory management and business planning services for us. Upon consummation of this offering, Mr. Lawrence will continue to serve as our sole executive officer, as our Operating Manager/CEO.

Remuneration of managers and executive officers

Our managers and executive officers have received no compensation for their services. We have no current plans to pay compensation to managers and executive officers, although we may do so in the future. The managers have the authority to set and pay reasonable compensation to managers and executive officers.

Significant Employees

Our significant employees serve at the discretion of the managers, who can add, remove and replace them at any time. Paul Gamsby currently is our only significant employee.

Paul C. Gamsby -- Mr. Gamsby is 55 years old and is the General Manager of the Lynx. He launched the Lynx franchise in Augusta 1998 when the team relocated from Raleigh, N.C. Mr. Gamsby remained as General Manager through May 2001, when he accepted a position as the General Manager of the Richmond Renegades of the ECHL. He served in that capacity from 2001-03 and returned to Augusta as Lynx General Manager on October 16, 2003. Prior to 1998, Mr. Gamsby managed arenas and was the owner of an amusement park in Binghamton, N.Y., for 20 years. During that period, he also was President of Target Market Concepts, a marketing firm located in 44 states. Target Market Concepts marketed to children at skating centers for companies such as Hasbro, Warner Lambert, Coca-Cola, Pepsi, Disney Records, A&W and many other national companies.

Security ownership of management and certain security holders

Currently, the issuer has two members, each of which are record and beneficial owners of 50% of the membership interests, as follows: Frank J. Lawrence and Shivers Hockey Investment, LLC.

The issuer has committed to issue membership interests equal to 5% of the equity of the issuer, which will not be diluted by the units offered in this Offering Circular and which may increase to 10% under certain circumstances, to ScheerGame Sports Development, LLC.

Currently, our members' interests are stated as percentage interests, rather than as a number of membership units. Upon consummation of this offering and their prior payment of any remaining capital contributions required to reach aggregate contributions of $150,000 each, the membership percentages held by the two members will be restated as 150 membership units each. Further, upon consummation of this offering, we will issue 5% of our membership units to ScheerGame in satisfaction of our commitment. After giving effect to these transactions, assuming issuance of all of the membership units offered, the following table reflects the ownership of membership units by our managers, executive officers and 10% members.

Title Of Class	Name And Address of Owner	Amount Owned Before The Offering	Amount Owned After The Offering (1)	Percent Of Class
Membership Units	Frank J. Lawrence Bobby Jones Ford 3480 Wrightsboro Road Augusta, Georgia 30909 (706) 738-8000	150	150	5.28%
Membership Units	Shivers Hockey Investment, LLC c/o William S. Morris III, Chairman 725 Broad Street Augusta, Georgia 30901 (706) 724-0851	150	150	5.28%
Membership Units	ScheerGame Sports Development, LLC 2215 S. Third Street, Suite 203 Jacksonville Beach, Florida 32250 (904) 242-7206	0	142	5.00%
Membership Units	All managers and executive officers as a group (2)	300	300	10.56%

(1) Assumes none of the units offered are purchased by these persons. There is no restriction or limit on purchases by such persons for investment purposes. Also assumes 2,400 units are sold. Does not include the effect of potential units that will be issued to ScheerGame upon certain conditions.

(2) This does not treat Carl Scheer currently as a manager, even though he is a proposed manager, effective upon this offering.

Interest of management and others in certain transactions

Initially, the managers will include Frank Lawrence, William S. Morris III, Paul S. Simon and Carl Scheer. The interests of the managers (or their affiliates) may differ from or conflict with the interests of our business.

Mssrs. Lawrence and Morris, or their affiliates, have engaged, and may in the future engage, in transactions with us or involving use of the proposed arena, some of which may be viewed as significant. Mr. Simon is the President of an affiliate of Shivers Hockey (one of our two original members) controlled by Mr. Morris. Further, we have engaged Mr. Scheer's affiliate, ScheerGame, to provide extensive management and operational services with respect to the planning, design, construction and management of the new arena. These transactions may not necessarily be consummated on an arms'-length basis and therefore may not be as favorable to us as those that could be negotiated with non-affiliated third parties. We currently contemplate or engage in transactions involving affiliates including the following:

- The Atlantic Coast Cutting Horse Association, a non-profit entity of which Mr. Morris is the President, currently rents the Civic Center for ten rental days annually, and expects to sign a long-term agreement for the use of the proposed arena under terms similar to the arms-length existing arrangement for the Civic Center. The current base rent is about $2,800 per day, plus $3,700 of reimbursable expenses.

- The National Barrel Horse Association, owned by an affiliate of Mr. Morris, currently rents the Civic Center for seven rental days annually, and expects to sign a long-term agreement for the use of the proposed arena under terms similar to the arms-length existing arrangement for the Civic Center. The current base rent is about $2,800 per day, plus $3,700 of reimbursable expenses.

- Mr. Lawrence and Mr. Morris have guaranteed indebtedness of Augusta Entertainment to SouthTrust Bank for borrowed money, lines of credit and and for letters of credit. For further details on these guarantees, see "Management's discussion and analysis of financial condition and results of operations - Liquidity and capital resources". These two officers expect us to use the proceeds of this offering to pay-off or refinance this debt and letters of credit in a manner that no longer requires their guarantees, to the extent practicable. If they are called upon to pay on their guarantees, they will become creditors of Augusta Entertainment and will have rights to collect their guarantee payments from Augusta Entertainment.

- An entity controlled by Mr. Lawrence has previously operated the Augusta Stallions, an arena football team, in the Civic Center. This entity still maintains rights to operate the arena football team in the Augusta market, but has no current plans to resume football operations. In the future, this entity or Mr. Lawrence may seek to enter into agreements with respect to the use of the arena for arena football.

- Our Operating Agreement provides no restrictions on members or managers acquiring property located near the proposed arena for personal, investment or business purposes, without first offering the opportunity to Augusta Entertainment. We know of no such proposals currently, but recognize that managers or members may wish to make such acquisitions in the future.

• We retained ScheerGame, an affiliate of Carl Scheer to provide consulting, business planning and marketing services with respect to our business plan for the new arena. As of March 31, 2004, we had incurred $360,042 in services and expenses to ScheerGame, $210,042 of which has been paid in cash. To satisfy the remainder of this amount, we have committed to issue to ScheerGame a 5% ownership interest in Augusta Entertainment, undiluted by the units issued pursuant to this Offering Circular - this obligation is recorded as "Amounts payable to related party" of $150,000 on our balance sheet. The agreement also provides for ScheerGame to assist in negotiations with the City and other political bodies and to assist us with the implementation of our business plan. Upon the passage of a public referendum for a special purpose local option sales tax in Augusta that includes an allocation for the construction of the proposed arena and our entering into a memorandum of understanding with the City, we will issue to ScheerGame additional membership units to increase their ownership interest to 10%, undiluted by the units issued pursuant to this Offering Circular. We expect to continue to retain ScheerGame in the future to provide extensive management and operational services with respect to the planning, design, construction and management of the proposed arena, in return for fees previously agreed upon. We will pay ScheerGame $150,000 per year to operate the new arena in satisfaction of our obligations to the City under our proposed Arena Operating Agreement. In addition, we will retain ScheerGame to provide services on our behalf under our proposed Development and Construction Agreement for the proposed new arena - we expect that payments for its services and for reimbursements for its expenses will be approximately $1.7 million from November 2004 through April 2007 to be paid from the City's development budget, rather than from funds of Augusta Entertainment.

• Affiliates of Mr. Morris have sold and may continue to sell newspaper or magazine advertisements with respect to our hockey operations, the proposed arena development and operations, or this offering. Rates charged will be no greater than the usual and customary rates charged by these publications.

• In 2003, Mr. Lawrence transferred miscellaneous personal property used in our hockey operations as a capital contribution. This property was valued by the two original members at $35,000 and Mr. Lawrence received credit for a $35,000 capital contribution. This personal property was valued based upon the members' opinion of the fair market value of the property. Further, the agreed upon value approximates Mr. Lawrence's cost basis, net of depreciation, of the personal property contributed.

• The current members, the individuals named as proposed managers, and/or their affiliates may subscribe for and purchase membership units offered in this Offering Circular. We may accept or reject subscriptions from such persons in preference to subscriptions from others in our absolute discretion.

Georgia Code section 14-11-307 shall govern any transaction that may give rise to conflicts of interest for members or managers of Augusta Entertainment, with the following general effects. A member's or manager's conflicting interest transaction may not be enjoined, set aside, or give rise to an award of damages or other sanctions on the ground of a conflicting interest in the transaction, if:

(1) The transaction, judged in the circumstances at the time of commitment, is established to have been fair to the limited liability company; or

(2) The transaction received the approval of a majority of the disinterested members or managers who expressed approval or disapproval of the transaction, after disclosure to them (to the extent the information was not known by them) of the conflict.

Description of membership units

The following summary sets forth the material terms and provisions of the limited liability company membership units of Augusta Entertainment offered in this Offering Circular. This summary is qualified in its entirety by reference to the terms and provisions of our Operating Agreement, which is attached as Appendix A.

Membership units

We are offering 2,400 limited liability company membership units for an issue price of $1,000 per unit. Only whole units will be issued - no fractional interests will be sold. We have a single class of membership units, each unit representing a pro rata share of our equity. Ownership of a membership unit will be evidenced by book entry in Augusta Entertainment's Member Interests Register, which shall be the official record of the members. We will not recognize anyone as a member for any purpose unless and until that person is listed on the Member Interests Register. The managers have the authority, but do not currently intend, to issue Membership Certificates evidencing ownership of the units.

Augusta Entertainment, LLC currently has two original members, each of which owns 50% of our membership interests. Upon consummation of this offering, the members will adopt the Operating Agreement attached as Appendix A, and will classify their interests as 300 membership units - 150 units owned by each of Frank Lawrence and Shivers Hockey Investment, LLC. In addition, we have committed to issue to ScheerGame Sports Development, LLC membership interests representing a 5% ownership interest (up to 142 units if all units offered are sold). ScheerGame will also be entitled to additional units increasing its ownership percentage to 10% (up to 158 additional units if all units offered are sold), upon successful passage of the SPLOST referendum. Thus, if all units are issued, the membership units offered in this Offering Circular will represent 84% of the outstanding units at closing, and will represent 80% of the equity interests if ScheerGame receives the additional 158 units upon passage of the SPLOST referendum and our entering into a memorandum of understanding with the City. However, no units will be sold unless Subscription Agreements for at least 1,500 units have been tendered and accepted by Augusta Entertainment and payment therefor has been received by SouthTrust Bank as escrow agent.

Escrow agreement and redemption

All offering proceeds will be held by SouthTrust Bank as escrow agent pending the receipt of proceeds for the sale of the minimum number of units offered (1,500 units). If the minimum proceeds have not been received by December 31, 2005, or earlier if our managers determine in their discretion that the minimum will not be attained, then the escrow agent will promptly return the offering proceeds to the subscribers and the membership units will not be issued.

Following the receipt of the minimum offering proceeds, we will issue the membership units to the subscribers who have fully paid for their units, but the offering proceeds will continue to be held in escrow by the escrow agent until our managers notify the escrow agent that we have entered into a satisfactory memorandum of understanding with The City with respect to the design, construction and management of a new arena. If we have not entered into such a memorandum of understanding by December 31, 2005, or earlier if our managers determine that we will not be able to reach such an agreement, then the funds held in escrow will be used to promptly redeem the membership units sold in this offering at their issue price of $1,000 per unit, plus any net earnings of the escrow fund after payment of fees and expenses related to the escrow arrangement. The escrow agent will deliver the offering proceeds to us for our unrestricted use when our managers deliver a notice to the escrow agent stating that we have reached agreement with The City, on a satisfactory memorandum of understanding for Augusta Entertainment to design, construct and manage the proposed Arena.

A satisfactory MOU must provide an understanding that the City would retain Augusta Entertainment to provide services relating to the design, construction and management of the proposed arena, under terms and conditions that our managers believe are reasonably designed to enable Augusta Entertainment to earn a profit over the life of the agreements. The MOU must provide for fees for our services in each of the areas of design, construction and management, although there is no minimum level of services or fees required for any particular area of service. The MOU need not provide for each and every one of the agreements described in our proposed MOU submitted to the City, and need not contain the terms and fees as submitted. In the determination of whether an MOU is "satisfactory", the managers shall use their business judgment in their sole discretion to determine whether the MOU is in Augusta Entertainment's best interests. The managers may determine that a memorandum of understanding is satisfactory even if the terms are substantially different from our proposal to the City as described under the heading "Business - The proposed arena". An MOU deemed satisfactory and entered into by the managers may not be in your best interests. After we reach agreement on a satisfactory memorandum of understanding, you will not be entitled to a redemption or other return of your funds, even if the arena project fails for any other reason, such as our inability to reach definitive agreements based upon the memorandum of understanding or the failure of the voters of Augusta to approve the SPLOST referendum. The form of Escrow Agreement is included as Appendix B to this Offering Circular.

Augusta Entertainment has no right to redeem membership units without the member's consent, except as described in the previous paragraph in the event the offering proceeds held in escrow are used to redeem units sold in this offering. You will have no right to demand a return of the funds paid to the escrow agent or for Augusta Entertainment to redeem your membership units. You will have no right to withdraw as a member and receive any payment or other distribution with respect to your units.

Voting

Members will have the right to elect managers, who have broad authority to manage the business and affairs of Augusta Entertainment - members who are not also managers have no authority to manage the business. Managers need not be members. Effective upon the first issue of units offered in this Offering Circular, we will have seven managers. The number of managers may be increased or decreased by action of the managers, but any reduction in the number of managers will not shorten the term of any manager then in office. The number of managers shall not be less than six nor more than eleven.

Managers generally serve for staggered three year terms. Upon consummation of this offering, we will have seven managers already in office, two of whose terms expire on December 31 of each of 2005, 2006 and three of whose terms expire on December 31, 2007. When a manager's term expires, members have the right to elect a manager to fill that position for a three year term - approximately one-third of the managers will be elected each year beginning in December 2005. If the managers increase the number of managers, the managers will appoint the individuals to fill such positions to serve until the next election of managers by the members. The managers shall also designate the length of the initial term of such position following the first election by the members which shall be done so as to preserve the staggered term system for managers in as nearly an equal pattern as possible. The initial managers will be Frank Lawrence, William S. Morris III, Carl Scheer, Paul S. Simon, Otis B. Moss, III, Larry E. Sconyers, and James L. Kendrick.

Managers shall be elected in December of each year by a plurality vote of the units of the members, with each unit having one vote, by a ballot sent or electronically transmitted to all of the members, which ballot to be effectively cast must be marked and returned to Augusta Entertainment on or before a date specified by the managers. To be a valid election, at least 50% of the units in Augusta Entertainment must be voted in such election. The managers elected in any election shall be the number of candidates for which positions are open receiving the highest number of votes in units, even if such number is not a majority in units of the votes cast. The managers shall nominate the candidates for the positions of manager and any other person may be nominated for the position of manager by a petition signed by members owning a combined total number of units at least equal to five percent (5%) of the total number of units of Augusta Entertainment which must be delivered to the Operating Manager/CEO not later than November 10th of the year in which the election will be held.

In addition to the managers described above, the managers have the authority to amend the Operating Agreement to expand the number of managers by up to three and to provide for the appointment of up to three additional managers by the Augusta-Richmond County, Georgia, under such terms and conditions as the managers may approve, for so long as Augusta Entertainment is engaged to provide services for the design, construction and management of an arena for the City. The members would not have the right to vote for or against these three managers.

The Operating Manager/CEO shall be elected by the managers and shall serve at the pleasure of the managers. Such officer is the chief executive and operating officer of Augusta Entertainment responsible for the general overall supervision of the business and affairs of the company. The Operating Manager/CEO, or if that officer is not present, then the appointee of the Operating Manager/CEO, presides at every meeting of the members. The managers may also designate other individuals to exercise such other offices, with such responsibilities, as the managers deem appropriate. A person need not be a member or manager to be selected as an officer. The managers may also appoint and delegate authority to an executive committee or other committees of the managers, to have such authority as the managers may approve.

An annual meeting of the members will be held on the fourth Tuesday of March (or of the third month following the end of our fiscal year in the event we change our fiscal year from a December year end). If for any reason the annual meeting is not held on such day, it shall be held on another date designated by the managers. At an annual meeting of the members, any matter relating to the affairs of Augusta Entertainment, whether or not stated in the notice of the meeting, may be brought up for action, except matters which the law requires to be stated in the notice of the meeting. Special meetings of members may be called by any officer or by holders of 25% of the membership units. Such a call for a special meeting must state the purpose of the meeting. Notice of the annual meeting or a special meeting shall be given to the members at least five (5) days prior to the meeting.

The presence at a meeting of members holding of record at least 50% of the total units in Augusta Entertainment shall constitute a quorum. Members may participate in any meeting by proxy. Action required or permitted to be taken by the members may be taken without a meeting if the action is taken by persons who would be entitled to vote not less than the minimum number of votes that would be necessary to authorize or take action.

Extraordinary company matters, such as liquidation, dissolution, sale of substantially all of our assets, or amendment of our Articles of Organization or Operating Agreement, require the vote of members holding at least a majority of the units. When voting on other matters, the vote of the holders of a majority of the units which are present and voting on the matter shall be required. Each unit is entitled to one vote.

Distributions

Holders of membership units shall be entitled to their pro rata share of all distributions, if any, that may from time to time be declared by the managers in their discretion, or upon liquidation. We do not expect to make distributions unless and until we reach agreement with the City and receive substantial fees with respect to the design, construction and management of the proposed new arena. Members have no rights to demand distributions or to receive payment with respect to their units.

Capital calls, liabilities

If our managers determine that we need additional capital, we may sell additional membership units. Each member shall have the preemptive right to purchase, in the proportionate amounts equal to such member's percentage interest, any additional units which may be issued. Members will not be required to contribute additional capital or to purchase additional units, although failure to make such purchase will dilute such members' percentage ownership. Preemptive rights will not apply to the sale of the units offered in this Offering Circular, or the up to 300 units reserved for issuance to ScheerGame.

Whenever a potential insolvency situation exists, the members have the right, but no duty, to lend funds to Augusta Entertainment, in such proportions and amounts as the members or any of them may then agree upon. If some or all of the members collectively desire to lend more funds than are necessary to cover the potential insolvency situation, we will accept loans from members in proportion to their respective interest percentages. All funds lent by members to Augusta Entertainment to deal with the potential insolvency situation are to be repaid by Augusta Entertainment, together with debt interest on the amounts lent, computed at the prime interest rate charged by SouthTrust Bank or such other financial institution as the managers shall designate, during the period these loans remain outstanding but not more than the maximum rate permitted to be charged individuals under Georgia law as applicable to the circumstances, without compounding. Repayment by Augusta Entertainment of any loans made by members (including loans created by the payment on guarantees of company obligations) are to be treated as a priority over the payment of any distributions by Augusta Entertainment to any member, unless the member making such loan shall otherwise agree.

In all events, no manager, officer, agent or member of Augusta Entertainment is personally liable for repayment of such loans or any other liability of Augusta Entertainment (absent a specific guaranty or other agreement).

Indemnification

Augusta Entertainment will indemnify any person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with any action, suit or proceeding against such person by reason of the fact that the person is or was a member, manager, officer, employee or agent of Augusta Entertainment, if the managers determine that the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of Augusta Entertainment, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not in itself create a presumption that the person did or did not (i) act in good faith and in a manner which the person reasonably believed to be in the best interest of Augusta Entertainment, and (ii) with respect to any criminal action or proceeding, have reasonable cause to believe that the conduct was unlawful. The managers are authorized to purchase managers and officers liability insurance coverage to protect Augusta Entertainment, its managers and officers.

Transfer of membership units

The units are subject to restrictions on transfer. For more details, see "-Transfer restrictions and procedures." The units will not be listed on any securities exchange and will not be readily tradable on any securities exchange or other established market. Accordingly, you may be required to bear the financial risks of investing in the units for an indefinite period of time. Furthermore, members will have no right to withdraw from Augusta Entertainment and receive payment for their membership units.

Transfer restrictions and procedures

You may transfer membership units only in transactions exempt from registration under applicable securities laws. The units have not been registered under the Securities Act of 1933 or the securities laws of the State of Georgia or any other place. The units will not be listed on any securities exchange and will not be readily tradable on any securities exchange or other established market. Accordingly, you may be required to bear the financial risks of investing in the units for an indefinite period of time.

Membership units may not be offered, sold or otherwise transferred except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or any other applicable securities laws, and in each case in compliance with the conditions of transfer set forth below. You will be required to deliver an opinion of counsel satisfactory to the managers that any transfer is not subject to the registration requirements of the Securities Act or any other applicable securities laws.

Generally, assuming compliance with all applicable securities laws, membership units, may be transferred to anyone who agrees that they will not own an interest in another professional hockey team in a league other than the ECHL that plays its home games within 50 miles of Augusta, Georgia. Any member may assign, sell or otherwise transfer membership units without the consent of the managers, provided that:

(1)disposition is not made to any person who is incompetent or has not attained the age of majority, or to any person not lawfully empowered to own such interest;

(2)the member who makes the disposition and the person receiving the disposition will execute and deliver to the managers all instruments necessary in connection with the disposition as are in a form satisfactory to the managers; and

3)a disposition is not effective if it would result in either a violation of any federal or state securities law (and the transferor will be required to deliver an opinion of counsel satisfactory to the managers that the transfer does not violate any of these laws).

An assignee of a unit shall become a substituted member with respect to that unit only when and if such assignee:

(1) executes and delivers to the managers all instruments necessary in connection with the admission of a person as a substituted member as are in a form satisfactory to the managers;

(2) assumes all obligations of his predecessor in interest as a member that may exist; and

(3) pays for all expenses incurred by Augusta Entertainment in connection with that person's recognition as a substituted member.

If an assignee is not substituted as a new member, he will be entitled to economic rights such as distributions with respect to the transferred units, but will not enjoy all of the other rights and duties incident to the units (such as voting rights).

Records of ownership of membership units will be maintained in book-entry form on the books and records of Augusta Entertainment, in the form of a Member Interests

Register. To be recognized as a member for any purpose, such as for distributions, voting or notices of meetings, a person must appear on the Member Interests Register. We do not have current plans to issue certificates of membership; but in the event that we do, membership units may be transferred only by surrender of the membership certificate.

Material U.S. federal tax considerations

The following summary describes the material U.S. federal income and estate tax consequences of the ownership of our membership units (which will be treated in the same manner as membership units of a regular Subchapter C corporation) as of the date hereof. This discussion does not address all aspects of U.S. federal income and estate taxes. Except where noted, this discussion deals only with membership units held as a capital asset and does not deal with special situations, such as:

- tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax exempt entities or insurance companies;
- tax consequences to persons holding our membership units as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;
- tax consequences to Non-U.S. Holders (as defined below);
- tax consequences to U.S. Holders (as defined below) of our membership units whose "functional currency" is not the U.S. dollar;
- alternative minimum tax consequences, if any; or
- any state, local or foreign tax consequences.

Special rules may apply to certain Non-U.S. Holders, such as U.S. expatriates, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid U.S. federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"). Such holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

Persons considering the purchase, ownership or disposition of our membership units should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership holds our membership units, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our membership units should consult their tax advisors.

As used herein, a "U.S. Holder" of our membership units means a beneficial owner that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (Y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. As used herein, a "Non-U.S. Holder" of our membership units means a beneficial owner (other than a partnership) that is not a U.S. Holder.

U.S. Holders

Dividends

In the event that we pay distributions or dividends, the gross amount of dividends paid on our membership units will be treated as dividend income for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent that the amount of any dividend exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the membership units (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a holder on a subsequent disposition of the membership units), and the balance in excess of adjusted tax basis will be taxed as capital gain recognized on a sale or exchange. See "—U.S. Holders — Gain or loss on disposition of membership units."

With respect to a U.S. Holder who is an individual, dividends received by such holder prior to January 1, 2009 generally will be subject to reduced rates of taxation. However, individuals that fail to satisfy a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. Furthermore, if you are a corporation, you may be entitled, subject to holding period and other requirements, to the dividends-received deduction under the Code. Prospective purchasers should consult their tax advisors regarding eligibility for reduced rates on dividends and the dividends-received deduction.

Gain or loss on disposition of membership units

A U.S. Holder will recognize gain or loss on a sale or other disposition of our membership units equal to the difference between the amount realized upon the disposition and such holder's adjusted tax basis in the membership units. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

In general, information reporting requirements will apply to dividends paid on our membership units or to the proceeds received on the sale or other disposition of our membership units by U.S. Holders other than certain exempt recipients (such as corporations), and a backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

Contents

AUGUSTA ENTERTAINMENT, LLC
BALANCE SHEETS
UNAUDITED

	As of March 31, 2004	As of December 31, 2003
ASSETS		
CURRENT ASSETS		
Cash	$ 57,621	$ 29,158
Accounts receivable - net of allowance for uncollectable amounts of $24,818 at March 31, 2004 and December 31, 2003	152,328	144,816
Total current assets	209,949	173,974
PROPERTY AND EQUIPMENT, Net	154,454	156,444
INTANGIBLE ASSETS	1,306,773	1,306,773
	$ 1,671,176	**$ 1,637,191**
LIABILITIES AND MEMBERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 334,750	$ 169,973
Deferred revenue	200,222	481,198
Amounts payable to related party	150,000	150,000
Notes payable	1,685,000	1,275,000
Total current liabilities	2,369,972	2,076,171
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
MEMBERS' DEFICIT	(698,796)	(438,980)
	$ 1,671,176	**$ 1,637,191**

The accompanying notes are an integral part of these financial statements.

AUGUSTA ENTERTAINMENT, LLC
STATEMENTS OF OPERATIONS
UNAUDITED

	For the Quarter Ended March 31, 2004	From August 14, 2003 (Inception) to December 31, 2003
REVENUE		
Ticket sales	$ 332,480	$ 225,329
Sponsorships	346,257	224,672
Other	6,297	7,308
	685,034	457,309
OPERATING EXPENSES		
Player expenses	317,420	336,768
Personnel costs (non-player)	143,618	154,926
Marketing and broadcasting	137,478	150,664
Arena lease and fees	94,398	37,974
Administrative	76,336	88,431
Start-up costs	169,817	353,404
	939,067	1,122,167
Net loss from operations	(254,033)	(664,858)
INTEREST EXPENSE	12,420	12,527
Net loss	**$ (266,453)**	**$ (677,385)**

The accompanying notes are an integral part of these financial statements.

AUGUSTA ENTERTAINMENT, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
UNAUDITED

	Members' Capital Contributions	Accumulated Deficit	Total Members' Equity (Deficit)
BALANCE AS OF AUGUST 14, 2003 (INCEPTION)	$ -	$ -	$ -
Equipment, furniture and fixtures contributed by member	35,000	-	35,000
Business plan expenses paid by members	203,405	-	203,405
Net loss	-	(677,385)	(677,385)
BALANCE AS OF DECEMBER 31, 2003	**238,405**	**(677,385)**	**(438,980)**
Business plan expenses paid by members	6,637	-	6,637
Net loss	-	(266,453)	(266,453)
BALANCE AS OF MARCH 31, 2004	**$ 245,042**	**$ (943,838)**	**$ (698,796)**

Supplemental members' equity information:

An undiluted 5% ownership interest will be awarded to ScheerGame Sports Development, LLC. See Note 7 - *Related Parties* .

No membership units were authorized, issued or outstanding at March 31, 2004 or at December 31, 2003. Membership consisted of two members each having a 50% interest at March 31, 2004 and December 31, 2003.

The accompanying notes are an integral part of these financial statements.

AUGUSTA ENTERTAINMENT, LLC
STATEMENTS OF CASH FLOWS
UNAUDITED

	For the Quarter Ended March 31, 2004	From August 14, 2003 (Inception) to December 31, 2003
OPERATING ACTIVITIES		
Net loss	$ (266,453)	$ (677,385)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation	8,636	9,583
Changes in deferred and accrued amounts:		
Accounts receivable	(7,512)	282,721
Accounts payable and accrued expenses	164,777	169,973
Deferred revenue	(280,976)	(244,970)
Amounts payable to related party	-	150,000
Net cash used in operating activities	(381,528)	(310,078)
INVESTING ACTIVITIES		
Business acquisition	-	(1,093,567)
Purchase of property and equipment	(6,646)	(45,602)
Net cash used in investing activities	(6,646)	(1,139,169)
FINANCING ACTIVITIES		
Proceeds from members' capital contributions	6,637	203,405
Proceeds from short-term notes payable	410,000	1,275,000
Net cash provided by financing activities	416,637	1,478,405
Net increase in cash	28,463	29,158
CASH, BEGINNING OF PERIOD	29,158	-
CASH, END OF PERIOD	**$ 57,621**	**$ 29,158**
Supplemental cash flow information:		
Equipment, furniture and fixtures contributed by member	**$ -**	**$ 35,000**
Cash paid for interest	**$ 547**	**$ 12,527**

The accompanying notes are an integral part of these financial statements.

AUGUSTA ENTERTAINMENT, LLC
PRO FORMA STATEMENT OF OPERATIONS
UNAUDITED
For the year ended December 31, 2003

	Historical Information				
	Augusta Entertainment, LLC	Augusta Lynx, Inc. [1]	Notes	Pro Forma Adjustments	Pro Forma Amounts
REVENUE					
Ticket sales	$ 225,329	$ 281,666		$ -	$ 506,995
Sponsorships	224,672	165,350		-	390,022
Other	7,308	12,637		-	19,945
	457,309	459,653		-	916,962
OPERATING EXPENSES					
Player expenses	336,768	289,584		-	626,352
Personnel cost (non-player)	154,926	242,360		-	397,286
Marketing and broadcasting	150,664	113,007		-	263,671
Arena lease and fees	37,974	107,503		-	145,477
Administrative	88,431	114,958	[a]	28,749	232,138
Start-up costs	353,404	-		-	353,404
	1,122,167	867,412		28,749	2,018,328
Net loss from operations	(664,858)	(407,759)		(28,749)	(1,101,366)
INTEREST EXPENSE	12,527	4,296	[b]	33,285	50,108
Net loss	$ (677,385)	$ (412,055)		$ (62,034)	$ (1,151,474)

Pro Forma Notes:

[a] - This adjustment is to increase pro forma administrative expense as a result of the increase in depreciable, long-lived assets.
[b] - This adjustment is to increase pro forma interest expense as a result of the increase in interest bearing debt.

[1] - Statement of Operations of Augusta Lynx, Inc. for the period ended August 13, 2003. See Note 1.

The accompanying notes are an integral part of these financial statements.

AUGUSTA ENTERTAINMENT, LLC
CONDENSED PRO FORMA STATEMENT OF CASH FLOWS
UNAUDITED
For the year ended December 31, 2003

	Historical Information				
	Augusta Entertainment, LLC	Augusta Lynx, Inc. [1]	Notes	Pro Forma Adjustments	Pro Forma Amounts
OPERATING ACTIVITIES					
Net loss	$ (677,385)	$ (412,055)	[a]	$ (62,034)	$ (1,151,474)
Adjustment to reconcile net loss to net cash used in operating activities	367,307	24,668	[b]	28,749	420,724
Net cash used in operating activities	(310,078)	(387,387)		(33,285)	(730,750)
INVESTING ACTIVITIES	(1,139,169)	(2,539)		-	(1,141,708)
FINANCING ACTIVITIES	1,478,405	387,481		-	1,865,886
Net increase (decrease) in cash	**$ 29,158**	**$ (2,445)**		**$ (33,285)**	**$ (6,572)**

Pro Forma Notes:

[a] - This adjustment is to reflect the net effect of pro forma adjustments made in the pro forma statement of operations.

[b] - This adjustment is to reduce the pro forma net loss in arriving at net cash used in operating activities to offset the pro forma adjustment that increased pro forma depreciation expense.

[1] - Statement of Cash Flows of Augusta Lynx, Inc. for the period ended August 13, 2003. See Note 1.

The accompanying notes are an integral part of this financial statement.

AUGUSTA ENTERTAINMENT, LLC
COMPARATIVE BALANCE SHEETS
UNAUDITED

	As of December 31,	
	2003 [1]	2002 [2]
ASSETS		
CURRENT ASSETS		
Cash	$ 29,158	$ 14,409
Accounts receivable	144,816	178,769
Other current assets	-	26,816
Total current assets	173,974	219,994
PROPERTY AND EQUIPMENT, Net	156,444	67,458
INTANGIBLE ASSETS	1,306,773	1,573,402
	$ 1,637,191	**$ 1,860,854**
LIABILITIES AND MEMBERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 169,973	$ 201,481
Deferred revenue	481,198	323,502
Amounts payable to related party	150,000	171,365
Notes payable	1,275,000	142,585
Total current liabilities	2,076,171	838,933
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
MEMBERS' (DEFICIT) EQUITY	(438,980)	1,021,921
	$ 1,637,191	**$ 1,860,854**

[1] - Balance sheet of Augusta Entertainment, LLC as of December 31, 2003. See F-2.

[2] - Balance sheet of Augusta Lynx, Inc. as of December 31, 2002. See Note 1.

The accompanying notes are an integral part of these financial statements.

AUGUSTA ENTERTAINMENT, LLC
COMPARATIVE STATEMENTS OF OPERATIONS
UNAUDITED

	Pro Forma December 31, 2003 [1]	Augusta Lynx, Inc. December 31, 2002 [2]
REVENUE		
Ticket sales	$ 506,995	$ 889,470
Sponsorships	390,022	510,384
Other	19,945	29,734
	916,962	1,429,588
OPERATING EXPENSES		
Player expenses	626,352	723,096
Personnel costs (non-player)	397,286	478,155
Marketing and broadcasting	263,671	194,431
Arena lease and fees	145,477	159,905
Administrative	232,138	258,465
Start-up costs	353,404	-
	2,018,328	1,814,052
Net loss from operations	(1,101,366)	(384,464)
INTEREST EXPENSE	50,108	4,450
Net loss	**$ (1,151,474)**	**$ (388,914)**

[1]- See the Pro Forma Statement of Operations, page F-6.

[2]- Statement of Operations of Augusta Lynx, Inc. for the year ended December 31, 2002. See Note 1.

The accompanying notes are an integral part of these financial statements.

AUGUSTA ENTERTAINMENT, LLC
COMPARATIVE CONDENSED STATEMENTS OF CASH FLOWS
UNAUDITED

	Pro Forma December 31, 2003 [1]	Augusta Lynx, Inc. December 31, 2002 [2]
OPERATING ACTIVITIES		
Net loss	$ (1,151,474)	$ (388,914)
Adjustment to reconcile net loss to net cash used in operating activities.	420,724	220,640
Net cash used in operating activities	(730,750)	(168,274)
INVESTING ACTIVITIES	(1,141,708)	(261)
FINANCING ACTIVITIES	1,865,886	98,076
Net decrease in cash	**$ (6,572)**	**$ (70,459)**

[1] - See the Pro Forma Statement of Cash Flows, page F-7.

[2] - Statement of Cash Flows of Augusta Lynx, Inc. for the year ended December 31, 2002. See Note 1.

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements
Unaudited

NOTE 1 – SUMMARY OF SIGNIFICANT BUSINESS ACTIVITIES AND ACCOUNTING POLICIES

Business activities

Augusta Entertainment, LLC (the "Company"), is a Georgia limited liability company, organized in August, 2003. Effective August 14, 2003, the Company acquired the Augusta Lynx, a minor league hockey team of the East Coast Hockey League. See Note 8 – *Business Acquisition*. The Company's year-end is December 31.

In 2003, the Company's members entered into preliminary negotiations with Augusta, Georgia, a consolidated government and political subdivision of the State of Georgia, and the Company developed plans for the construction of a 12,000 seat arena on behalf of Augusta, Georgia. The proposed plans for the arena contemplate funding for the project to be raised in part through special local option sales taxes and in part through tax and revenue bonds. The proposed plans also contemplate Augusta, Georgia entering into an arrangement with the Company to operate the arena. The Company has also entered into preliminary negotiations with ScheerGame Sports Development, LLC ("ScheerGame") to assist with the development and operation of the proposed arena.

The Company plans to offer, through a private placement offering, membership units at an offering price of $1,000. The Company's membership units have not been registered under the Securities Act of 1933. The Company is offering 2,400 membership units to raise up to $2,400,000 in capital. No membership units will be sold unless subscription agreements for at least 1,500 units have been accepted by the Company. Membership interests existing at the time the private placement offering is closed will be converted to units based on the capital contributed by the Members at the time of conversion at $1,000 per unit. At March 31, 2004 and December 31, 2003, no membership units were authorized, issued or outstanding. Accordingly, net loss per membership unit is not presented. The ownership interests of the Company's existing Members are based on capital contributed to the Company. The ownership interests of existing Members will be converted to units at the closing of the private placement offering using a conversion rate of one unit per $1,000 of capital contributed.

Going concern

The accompanying financial statements of Augusta Entertainment, LLC have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements of Augusta Lynx, Inc. (the former owners of the Augusta Lynx hockey team), the business acquired by the Company has experienced losses from operations and has experienced significant declines in ticket and sponsorship revenues. The Company's proposed plans for the 12,000 seat arena are preliminary in nature. These plans contemplate obtaining funding for construction of the proposed project through special local option sales taxes and through certain revenue and tax bonds. Obtaining such funding is contingent on the approval of the Commissioners of Augusta, Georgia and the passage of a public referendum for the special local option sales tax by the voting population of Augusta-Richmond County. There can be no guarantee that the proposed plans will be consummated or that the Company's operations will become profitable.

Operating agreement information

The Company is organized and governed by an operating agreement dated August 2003. The agreement establishes limitations and restrictions on transfer, voting and other rights of members.

The Company's operating manager, an officer designated by the members, has the authority to direct and supervise the operations of the Company. Certain actions, however, require the majority approval of the members, including the following:

(Continued)

Operating agreement information, continued

a) Alterations, amendments or restatements of the Company's Articles of Organization or Operating Agreement.
b) Mergers, acquisitions or consolidations with other business entities
c) Contributions or other increases, reductions, conversions or consolidations of the Company's capital
d) The sale, lease, exchange or disposition of substantially all of the Company's business
e) The authorization or recognition of any transfer, as defined in the agreement, of ownership interest by members.

The liability of the Company's members and managers is limited under the Georgia Limited Liability Company Act codified at Chapter 11 of Title 14 of the Official Code of Georgia Annotated.

Basis of presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. In the opinion of Augusta Entertainment, LLC, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2004, for the pro forma year ended December 31, 2003 and for the year ended December 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

The Company purchased the Augusta Lynx in August 2003. See Note 8 – *Business Acquisition*. The Company did not receive complete financial information from the former owner of the Augusta Lynx. Additionally, audited financial statements of the former owners were not provided. Therefore, disclosure of certain financial information relative to the financial statements of Augusta Lynx, Inc. is limited in the accompanying financial statements. Financial statements of Augusta Lynx, Inc. as of and for the three month period ended March 31, 2003 are not available.

Financial statements of Augusta Lynx, Inc.

The accompanying unaudited financial statements of Augusta Lynx, Inc., included in the accompanying pro forma statements of operations and cash flows and in the comparative balance sheets and statements of operations and cash flows, are the representation of Augusta Lynx, Inc. Augusta Lynx, Inc. has represented that such financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. Augusta Entertainment, LLC makes no representation as to the accuracy of the accompanying financial statements of Augusta Lynx, Inc.

Use of estimates

The financial statements include estimates made by management that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounts receivable

Trade receivables are carried at original invoice amount. Management estimates an allowance for doubtful accounts by regularly evaluating individual customer receivables and considering the collectability of balances due based on the customer's financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recognized in income when received.

(Continued)

Property and equipment

Property and equipment are stated at cost. Major renewals or betterments are capitalized, while maintenance and repairs that do not improve or extend the useful lives of the assets are charged to expense as incurred. Depreciation is recorded using the straight-line method over the following estimated useful lives of the assets:

Equipment	5 – 7 years
Furniture and fixtures	5 – 7 years
Leasehold improvements	5 years

In 2003, a founding Member contributed equipment, furniture and fixtures to the Company. The Company valued the equipment, furniture and fixtures at $35,000, which is the Member's estimated cost basis, net of depreciation estimated on a basis consistent with accounting principles generally accepted in the United States of America, in the equipment, furniture and fixtures that were contributed.

Intangible assets

The Company acquired the Augusta Lynx, a minor league hockey team of the East Coast Hockey League (the "ECHL"). See Note 8 – *Business Acquisition*. With this acquisition, the Company acquired a membership in the ECHL, the trademarks of the Augusta Lynx, a website, a non-compete agreement with the former owners of the Augusta Lynx, and certain other intangible assets.

The Company has allocated the purchase price to major classes of assets and liabilities acquired in the business acquisition. The allocation of the total purchase price reflected in the accompanying financial statements is preliminary. The final purchase accounting adjustments to reflect the fair values of the assets acquired, including identifiable intangible assets, and liabilities assumed will be based upon the continued evaluation of the assets acquired and based on appraisals, if determined to be necessary.

Asset impairment

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

At March 31, 2004, the Company's estimates for undiscounted cash flows of future periods did not indicate the assets were impaired. Such estimates are based on preliminary negotiations with Augusta, Georgia and assumptions made by management in the development of the estimates. There can be no guarantee that the Company's negotiations will be successful, that management's proposed business plan will be successfully implemented, or that the Company will become profitable.

Revenue recognition

The Company recognizes sponsorship and season ticket revenue ratably, as regular season games are played. Sponsorship revenues consist principally of revenues earned through the promotion of sponsor products and services during hockey games.

Advertising costs

The Company expenses advertising costs as they are incurred.

Start-up costs

The Company's start-up costs, which are expensed as incurred, include costs associated with developing a business plan, performing feasibility analysis, performing market analysis, and obtaining professional services for planning, predevelopment and contract negotiation.

(Continued)

Income taxes

The Company's members have elected to be taxed as a partnership. Partnerships are not taxable entities under current provisions of the Internal Revenue Code and the applicable Georgia laws. Accordingly, the Company has not provided for federal or state income taxes in the accompanying financial statements. Each member is, instead, responsible to report its share of the Company's net income or loss and pay applicable income taxes to the taxing authorities.

Recently issued accounting standards

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure", an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Pronouncement Board ("APB") Opinion No. 28, "Interim Financial Reporting", to require disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The provisions of SFAS No. 148 are effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the financial condition or operating results of the Company.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 will not have a material impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances.) Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial condition or operating results of the Company.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material effect on the Company's financial position or results of operations.

(Continued)

Recently issued accounting standards, continued

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 did not have a material effect on the Company's financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial position or results of operation.

NOTE 2 – PROPERTY AND EQUIPMENT

The Company's property and equipment consist of the following at:

	March 31, 2004	December 31, 2003
Equipment	$ 111,256	$ 105,900
Furniture and fixtures	22,665	22,665
Leasehold improvements	38,753	37,462
	172,674	166,027
	(18,220)	(9,583)
	$ 154,454	**$ 156,444**

Property and equipment of Augusta Lynx, Inc., the former owners of the Augusta Lynx, consisted of the following at December 31, 2002:

	December 31, 2002
Equipment	$ 303,545
Furniture and fixtures	44,854
Leasehold improvements	60,467
	408,866
	(341,408)
	$ 67,458

NOTE 3 – NOTES PAYABLE

The Company's notes payable consist of the following at:

	March 31, 2004	December 31, 2003
A note payable dated September 16, 2003 with a revolving credit limit of up to $250,000. Interest on the outstanding principal of the note is payable at 3.56% per annum. The note matures on September 1, 2004.	$ 250,000	$ 125,000
A note payable dated February 3, 2004 with a revolving credit limit of up to $500,000. Interest on the outstanding principal of the note is payable at 3.37% per annum. The note matures on September 1, 2004.	285,000	-
A note payable dated September 16, 2003 with an original principal of $1,150,000. Interest is payable on the note at 3.56% per annum. Interest only payments are required quarterly. The note matures on September 1, 2004.	1,150,000	1,150,000
	$ 1,685,000	**$ 1,275,000**

The notes payable are with SouthTrust Bank, a regional financial institution, and are collateralized by substantially all of the Company's assets and personal guarantees of two individuals that, together, own or control a majority interest in the Company.

Information, other than the principal amount of, regarding Augusta Lynx, Inc.'s notes payable at December 31, 2002 was not available.

NOTE 4 – LEAGUE AFFILIATION AGREEMENT

The Company entered into a League Affiliation Agreement with the ECHL (the "League Agreement") to confirm membership rights for the Augusta Lynx, a minor league hockey team, which was acquired by the Company in 2003. See Note 8 – *Business Acquisition.* Under the League Agreement, the Company is granted membership privileges in the ECHL. The Company must comply with the governing documents of the ECHL and may not terminate its membership in the ECHL, without penalty, prior to the term of the League Agreement. The League Agreement term concludes after the 2005-2006 ECHL playing season, as defined in the League Agreement. The Company believes the League Agreement will be renewable with similar terms indefinitely.

NOTE 5 – OPERATING LEASES

The Company leases office space and use of the Augusta-Richmond County Civic Center (the "Civic Center") under an agreement amendment dated September 26, 2003. The agreement provides for monthly lease payments for office space of $250, and for use of the Civic Center at a lease rate per game of the greater of $2,800 or 8% of net ticket sales, not to exceed a maximum rent of $3,300. The agreement, as amended, which is also a licensing agreement to sell advertising within the Civic Center, see Note 6 – *Commitments and Contingencies*, expires in August 2008.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

In September 2003, the Company entered into an amended licensing agreement with the Augusta-Richmond County Coliseum Authority which provides the Company with the exclusive right to sell advertising within the Civic Center for an annual fee as indicated in the following table:

License Period	
October 2003 to September 2004	$ 30,000
October 2004 to September 2005	30,000
October 2005 to September 2006	40,000
October 2006 to September 2007	50,000
October 2007 to September 2008	50,000
	$ 200,000

In September 2003, the Company entered into letter of credit arrangements with a financial institution to (i) have a $150,000 letter of credit issued, that expires in October 2004 but contains annual renewal provisions, for the benefit of the East Coast Hockey League and (ii) have a $46,000 letter of credit issued, that expires in June 2004, for the benefit of a workers compensation insurance provider. The letters of credit are collateralized by the Company's assets and personal guarantees of two individuals that, together, own or control a majority interest in the Company.

At March 31, 2004, the Company had agreements with a related party that provided for compensation to the related party that is, in-part, contingent on the outcome of certain events. The contingent compensation is payable with membership units up to an undiluted ownership interest equal to 10%. See Note 7 – *Related Parties.*

The Company participates in a workers' compensation program with the ECHL whereby the Company is self insured for costs associated with injuries of Augusta Lynx players. ECHL members, including the Company, are also contingently liable for significant injuries of players of other teams in the ECHL that participate in the program. The Company accrues a liability for estimated costs associated with claims incurred in the workers' compensation program when amounts are material and estimable.

The Company entered into a purchase agreement that provides for additional consideration to be paid to the sellers if the Augusta Lynx is relocated to the proposed 12,000 seat arena before October 15, 2007. See Note 8 – *Business Acquisition.*

NOTE 7 – RELATED PARTIES

The Company entered into an agreement with ScheerGame to receive consulting, business planning and marketing services. The agreement, which is evidenced by a memorandum of understanding that was signed subsequent to March 31, 2004, provides for ScheerGame to exchange services valued at $450,000 for compensation including $300,000 and an undiluted ownership interest of 5% in the Company. As of March 31, 2004, the Company had incurred $360,042 in services from ScheerGame. At March 31, 2004, the Company had amounts payable to ScheerGame of $150,000. The Company intends to settle the $150,000 payable to ScheerGame with a 5% ownership interest after the Company has completed a private placement offering.

The agreement also provides for ScheerGame to assist the Company in negotiations with the County and other political bodies and to assist the Company with the implementation of its business plan. Upon the passage of a public referendum for a special local option sales tax in Richmond County that includes an allocation for the construction of the proposed 12,000 seat arena and the Company entering into a Memorandum of Understanding with Augusta, Georgia, the Company will award to ScheerGame, as consideration for services rendered, an additional undiluted 5% ownership interest in the Company.

(Continued)

NOTE 7 – RELATED PARTIES, Continued

In 2003, a founding Member contributed equipment, furniture and fixtures to the Company. The Company valued the equipment, furniture and fixtures at $35,000, which is the Member's estimated cost basis, net of depreciation estimated on a basis consistent with accounting principles generally accepted in the United States of America, in the equipment, furniture and fixtures that were contributed.

Two individuals that, together, own or control a majority interest in the Company have issued personal guarantees for the Company's debt. See Note 3 – *Notes Payable.* These Members have also agreed to pay directly, on behalf of the Company, fees for services provided to the Company by ScheerGame. Payments made by these Members to ScheerGame, which totaled $210,042 at March 31, 2004, have been credited to each Member's capital account and recorded as Members' Capital Contributions in the accompanying financial statements. No amounts have been credited to these Members' capital accounts for their personal guarantees of the Company's debt.

NOTE 8 – BUSINESS ACQUISTION

Effective August 14, 2003, the Company acquired the Augusta Lynx, a minor league hockey team of the East Coast Hockey League. The business acquisition was made through an asset purchase agreement whereby the Company purchased substantially all the assets associated with the business of the Augusta Lynx, and the Company assumed certain related liabilities. The assets included certain receivables, property and equipment, and intangible assets. The Company also assumed certain performance liabilities, recognized as deferred revenues in the accompanying financial statements, for season sponsorship contracts and season ticket passes that were sold as of August 14, 2003 for the 2003 – 2004 season. The capitalized cost of the business acquisition is as follows:

Contractual purchase price – net of settlement amounts	$ 1,045,000
Closing costs	48,567
	$ 1,093,567

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Accounts receivable, net	$ 427,537
Property and equipment	85,425
Intangible assets	1,306,773
Deferred revenue	(726,168)
	$ 1,093,567

The allocation of the total purchase cost reflected in the accompanying financial statements is preliminary. The final purchase accounting adjustments to reflect the fair values of the assets acquired and liabilities assumed will be based upon the continued evaluation of the assets acquired and based on appraisals, if determined to be necessary. A preliminary allocation of the purchase cost has been made to major categories of assets and liabilities in the accompanying unaudited financial statements, and as indicated above, based on our estimates. The actual allocation of the purchase cost and the resulting effect on income may differ from the unaudited amounts included in this filing.

The Company's agreement with the sellers in the business acquisition provides that the Company will pay to the sellers additional consideration of up to $100,000. The additional consideration becomes payable if the Augusta Lynx is relocated to the proposed 12,000 seat arena before October 15, 2007. The amount of the additional consideration that is contingently payable to the sellers is to be pro rated based on the percentage of time between October 1, 2003 and April 30, 2008 that has not elapsed at the time the team is relocated.

NOTE 9 – PRO FORMA FINANCIAL INFORMATION

The accompanying unaudited pro forma financial statements are not necessarily indicative of the results of operations or cash flows that would have resulted had the business acquisition been consummated at January 1, 2003, nor is it necessarily indicative of the results of operations or cash flows in future periods of the Company. The business acquisition was completed in September 2003, effective as of August 14, 2003.

Under accounting principles generally accepted in the United States of America, the business acquisition, as described in Note 8 – *Business Acquisition*, has been accounted for using the purchase method of accounting and, as such, the assets and liabilities of Augusta Lynx, Inc. that were purchased and assumed have been recorded at their estimated fair values. The allocation of the total purchase cost reflected in the accompanying financial statements is preliminary. The final purchase accounting adjustments to reflect the fair values of the assets acquired and liabilities assumed will be based upon the continued evaluation of the assets acquired and based on appraisals, if determined to be necessary. A preliminary allocation of the purchase cost has been made to major categories of assets and liabilities in the accompanying unaudited financial statements based on our estimates. Accordingly, the adjustments that have been included in the unaudited pro forma financial information may change based upon the final allocation of the total purchase cost. The actual allocation of the purchase cost and the resulting effect on income may differ from the amounts included in this filing.

The unaudited pro forma financial statements are based on the unaudited historical financial statements of Augusta Entertainment, LLC and Augusta Lynx, Inc. under the assumptions and adjustments set forth in the statements. The unaudited pro forma financial statements give effect to the acquisition as if the acquisition occurred on January 1, 2003. The unaudited pro forma financial statements do not give effect to any cost savings that may result from the acquisition.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to March 31, 2004, the Company borrowed additional principal of $215,000 under its $500,000 line of credit agreement. See Note 3 – *Notes Payable.*

In July 2004, the Company borrowed $250,000 under a third line of credit agreement.

APPENDIX A

AMENDED AND RESTATED OPERATING AGREEMENT

OF

AUGUSTA ENTERTAINMENT, LLC

THIS AGREEMENT IS MADE by the persons identified below in Section 2.6, Schedule B and Schedule C of this Agreement and Augusta Entertainment, LLC (hereafter the "Company") all of whom are collectively referred to as the "Parties";

WHEREAS, Augusta Entertainment, LLC is a limited liability company organized under the Georgia Limited Liability Company Act;

WHEREAS, the Company proposed to offer and sell additional interests that will substantially increase the number of members of the Company and necessitate a reorganization of a number of aspects of its operation to date;

WHEREAS, the Parties to this Agreement desire to amend and restate the Operating Agreement for the Company to make provision for the harmonious operation of the Company;

WHEREAS, the Parties desire to make provision for the obligations of each of the Parties with respect to the Company;

NOW, THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants herein contained, each of the parties hereto hereby covenants and agrees with the others as follows:

ARTICLE ONE

PRINCIPLES OF INTERPRETATION

Paragraph 1.1. Definitions. The following terms and expressions have, for all purposes of this Agreement, the meaning set forth below:

(a) "Accounting Period" refers to: (i) the fiscal year of the Company, which currently is a calendar year, and (ii) any other period for which a separate accounting is appropriate.

(b) "Act" refers to the Georgia Limited Liability Company Act codified at Chapter 11 of Title 14 of the Official Code of Georgia Annotated as it exists on the date of the execution of this Agreement, or as subsequently amended from time to time. As used in this agreement, any section of the Act (or a section codified in Chapter 11 of Title 14 of the Official Code of Georgia Annotated) is referred to as the "Act section."

(c) "Agreement" means this Agreement, as amended from time to time.

(d) "Arena" means a new multipurpose sports and entertainment arena to be built in Augusta, Georgia.

(e) "Capacity" refers to the status of a Member as either a Member or as a Manager.

(f) "Code" refers to the Official Code of Georgia Annotated and any reference to a section of the Code is referred to as the "Code section."

(g) "Company" means this limited liability company.

(h) "Individual Member" refers to those Members who are parties to this Agreement, other than the Company itself, who are Members of Augusta Entertainment, LLC, that is, the individuals specified in Section 2.6, Schedule B and Schedule C of this Agreement.

(i) "Interests" means the ownership interests of the respective Members in the Company. A Member's Interests shall be expressed as a number of Units.

(j) "Manager" means those persons selected to act as Managers of the Company, acting in that capacity only.

(k) "Member" refers to any person or entity having an interest in the company, acting in that capacity only.

(l) "Officer" refers to persons exercising the duties of any office of the Company, whether or not designated or elected as such, and includes the Managers of the Company.

(m) "Party" refers to any one party to this Agreement, as identified in Section 2.6, Schedule B and Schedule C of this Agreement, and "parties" refers to all of them collectively.

(n) "Percentage Interest" means a Member's Interest in the Company as determined by dividing the Units owned by such Member by the total number of Units then outstanding as reflected on the Company's books and records.

(o) "Person" includes individuals, individuals acting in a fiduciary capacity, corporations, limited partnerships, limited liability companies, general partnerships, joint stock companies, joint ventures, associations, companies, trusts or other organizations, whether or not they are recognized as separate legal entities.

(p) "Schedule of Membership Interests" refers to a schedule attached to this Agreement, as it may be amended from time to time, and that is incorporated into this Agreement by this reference as if it were completely set out within this Agreement, setting forth the respective Units owned by each Member in the Company.

(q) "Spouse" includes a former or deceased spouse of an individual Member or the estate, heirs at law or the beneficiaries under a will or trust of such spouse of an individual Member.

(r) "Unit" means a fractional undivided share of the Interests of all Members in the Company issued pursuant to the terms and conditions of this agreement, as amended.

Paragraph 1.2. Number and Gender. Words importing the singular include the plural and vice versa. Words in any gender (whether male, female, or neuter) are deemed to include words in the other genders wherever the context requires.

Paragraph 1.3. Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, of and between the parties.

Paragraph 1.4. Headings. The Regulation, Paragraph and Subparagraph headings are (a) for reference purposes only for the convenience of the reader; (b) in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provisions of this Agreement; (c) not intended to be full or accurate descriptions of the content of such Regulation, Paragraph, or Subparagraph; and (d) not to be considered in the interpretation of this Agreement.

Paragraph 1.5. Applicable Law. For any and all purposes, this Agreement is governed by and construed in accordance with the laws of the State of Georgia and the United States of America which apply to it, including in particular, the provisions of the Georgia Limited Liability Company Act, codified at O.C.G.A. § 14-11-100 et seq. Any action brought to enforce or construe this Agreement is to be brought in a federal or state court of appropriate jurisdiction which resides in Richmond County, Georgia.

Paragraph 1.6. Currency. Any dollar amount referred to in this Agreement and all payments to be made under this Agreement are to be in the lawful money of the United States of America.

Paragraph 1.7. Interpretation of Conflicting Provisions. If any conflict appears between the Articles of Organization of the Company or this Agreement, or the Act, the provisions of the Act govern the Articles of Organization or this Agreement, and the Articles of Organization govern this Agreement. Any such conflict is to be promptly resolved by the adoption of an amendment either to the appropriate provision of the Articles of Organization, or to the appropriate provision of this Agreement.

ARTICLE TWO
GENERAL PRINCIPLES

Paragraph 2.1. Organizational Documents. This Agreement, along with the Articles of Organization of Augusta Entertainment, LLC constitute the principal organizational documents of Augusta Entertainment, LLC, a Georgia limited liability company. As part of the organization of the Company, Articles of Organization for Augusta Entertainment, LLC were filed on August 15, 2003 in the Office of the Secretary of State of Georgia. This Agreement amends, restates and supercedes the original Limited Liability Company Operational Agreement that was entered into by Frank J. Lawrence and Shivers Hockey Investment, LLC. An original, executed copy of this Agreement and any and all amendments to this Agreement, and any notices under this Agreement are to be maintained as part of the records of the Company.

Paragraph 2.2. Objective of Agreement. This Agreement constitutes the agreement for the regulation and management of Augusta Entertainment, LLC, as authorized by the Act. This Agreement is adopted in order to fulfill the objectives of the Company as stated in the Articles of Organization and Act section 201, and to exercise the powers conferred upon the Company under the articles of organization and Act section 202. The parties desire to set out more fully in this Agreement, the purposes of the Company, the relationships among the Members, and other matters.

Paragraph 2.3. Implementation of Agreement. The Members agree to cause such meetings of the Company to be held, resolutions passed, regulations enacted, agreements and other documents signed and things performed or done as may be required to implement the arrangements specified in this Agreement in connection with the affairs of the Company.

Paragraph 2.4. Name. The name of the Company is "Augusta Entertainment, LLC" The Company's business may be conducted under other names chosen by the Officers, Managers or the Members as trade names, and in addition, the Officers, Managers or the Members may change the name of the Company, in accordance with the Act, whenever, in their judgment such a change in the name of the Company is appropriate.

Paragraph 2.5. Scope of Business Activity of Company. The business of the Company is to acquire, own, operate, dispose of and otherwise deal in all respects with the Augusta Lynx hockey team; to negotiate, enter into and perform such contracts, agreements and memorandums of understanding necessary or desirable for the development, planning, design, construction and operation of the Arena; to engage in the concession business or to broker concession contracts; to engage in any other business or activity permitted under the Act; and to engage in such other activity related to these activities as may be necessary, advisable or convenient to the promotion or conduct of the business of the Company.

Paragraph 2.6. Identification of All Parties to Agreement. This Agreement is made by the following persons who are parties to this Agreement:

Frank J. Lawrence, Shivers Hockey Investment, LLC, a Georgia limited liability company, and ScheerGame Development, LLC, a South Carolina limited liability company who are signatories of this Agreement and those, other Members listed in Schedule B and C attached hereto, who are not signatories to this Agreement but who by the payment for the Interest purchased consent to be a party to this Agreement without being a signatory to it and upon acquisition of an Interest in the Company as such, are Members of the Company.

Paragraph 2.7. Additional Parties. Additional persons may accede to and be added as parties to this Agreement as Members of the Company in accordance with this Agreement, the Articles of Organization and the Act. A person acquiring

Interests directly from the Company is admitted as a Member at the time of making payment for the Interest and receiving the transfer of the Interest without any approvals by the Members or the signing of any amendment to this Agreement other than a consent to be listed on Schedules B and C hereof unless such admission requires some other modification to this Agreement, in which case, the execution of an amendment to this Agreement is required, that states the modification to all pertinent provisions in this Agreement relevant to the addition of such person, signed by the person or persons to be added, and by the Operating Manager/CEO on behalf of the Company.

Paragraph 2.8. Entire Agreement. This Agreement constitutes the sole understanding of the Parties with respect to its subject matter. No amendment, modification or alteration of the terms or provisions of this Agreement is binding unless the persons who then hold a majority of the Interests sign and execute the change in writing, and deliver the writing to that Officer of the Company responsible for maintaining the records of the Company.

Paragraph 2.9. Parties Bound by Agreement; Successors and Assigns. The terms, conditions and obligations of this Agreement inure to the benefit of and are binding upon the parties to this Agreement and their respective successors, assigns, heirs and legal representatives

Paragraph 2.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which, for all purposes, is deemed to be an original and all of which constitute the same instrument. The signature of any party to any counterpart is deemed to be a signature to, and may be appended to, any other counterpart.

Paragraph 2.11. Time. Time is of the essence in this Agreement.

Paragraph 2.12. Term of Company Existence. The Company will exist until the date of its dissolution in accordance with the Articles of Organization, this Agreement or the Act.

Paragraph 2.13. Severability. Every provision of this Agreement is intended to be severable. If any term or provision of this Agreement is illegal, invalid, or unenforceable for any reason whatsoever, such illegality, invalidity or unenforceability does not affect the validity of the remainder of this Agreement.

Paragraph 2.14. Effective Date. This Agreement is dated _______________ ____, 2004, and is effective as of ___________________ _____, 2004.

Paragraph 2.15. Appendices. The following listed appendices to this Agreement form an integral part of this Agreement and are accepted as part of this Agreement by all of the Parties:

Schedule A # Articles of Organization of Augusta Entertainment, LLC as of the date of this Agreement.

Schedule B # List of Members and address of record of each.

Schedule C # List of Members and the number of Units owned by each.

ARTICLE THREE
COMPANY OFFICES

Paragraph 3.1. Principal and Other Offices. The principal office for the transaction of business of the Company is to be located at such place as may be fixed from time to time by the Managers. Branch offices and places of business may be established at any time by the Managers at any place or places where the Company is qualified to do business, whether within or outside the State of Georgia.

Paragraph 3.2. Registered Office and Agent. The Company will designate a registered agent and registered office for service of legal process; these designations are to be filed with the Georgia Secretary of State as required by the Act. These designations may be changed at any time. In the event the Company fails to make a designation, or a registered agent resigns without a new designation of a registered agent and office, then the person who functions as the Operating Manager/CEO of the Company, and that officer's business address, are to be filed with the Georgia Secretary of State as the registered agent and office of the Company until the Company makes some other affirmative designation.

ARTICLE FOUR
MEMBERS: RIGHTS, POWERS AND LIMITATIONS

Paragraph 4.1. Rights, Powers and Limitations of Members. Members are entitled to the rights and powers, and subject to the limitations provided by the Act, the Articles of Organization, and this Agreement.

Paragraph 4.2. Acts Requiring Member Action. Unless otherwise provided in this Agreement, the following actions shall not be taken unless those Members holding at least a majority of the Units consent in writing, or by vote at a meeting of the Members:

(a) Alterations or Amendments of Articles of Organization or this Agreement. Alteration, amendment, repeal or restatement of the Articles of the Organization and this Agreement except for amendments to implement actions provided for elsewhere in this Agreement

(b) Merger. Merger, acquisition or consolidation of the Company into any other business entity.

(c) Additional Offerings. The offering and sale of additional Units in the Company unless each existing Member is given preemptive rights to purchase that percentage of the offering equal to that particular Member's Percentage Interest in the Company prior to such offering; provided further that the approval by Members shall not be required for the issuance of the initial 3000 Units being the 150 Units issued to Frank J. Lawrence, the 150 Units issued to Shivers Hockey Investment, LLC, the 300 Units issued or to be issued to ScheerGame Development, LLC and the 2400 units offered pursuant to an Offering Circular dated ____________________, 2004 or any amendments thereto.

(d) No Change in Capital Structure. Except as necessary in connection with any additional offering of Units, any increase, reduction, conversion, subdivision or consolidation of the capital of the Company.

(e) Rights and Options. Except as necessary in connection with any additional offering, any agreement or any offer or any grant of a right capable of becoming an agreement to allot or issue additional interests in the Company.

(f) Sale of Assets. The sale, lease, exchange or disposition of all or substantially all of the Company's assets.

Paragraph 4.3. No Required Additional Capital Call. The Company shall not, without the prior written consent of the Members to be subject thereto, make a call for additional capital on such Members.

ARTICLE FIVE
MEETINGS OF MEMBERS

Paragraph 5.1. Procedure Rules at Meetings. It is understood that in the transaction of business, the meetings of the Company, including meetings of its Managers, Officers, or Members and any committees, may be conducted with informality whenever appropriate; however, this informality does not apply to procedural requirements required in the Articles of Organization, this Agreement, or the Act. When circumstances warrant, any meeting or a portion of a meeting will be conducted according to generally understood principles of parliamentary procedure; provided however, that the final decision as to the procedure to be followed shall be made by the person conducting the meeting.

Paragraph 5.2. Meeting, Where Held. Any meeting of the Members or the Managers of the Company, whether a regular meeting, an annual meeting or a special meeting, may be held either at the principal office of the Company or at any place in the United States within or outside the State of Georgia.

Paragraph 5.3. Annual Meeting. The annual meeting of the Members of the Company is held on the fourth Tuesday of the third month following the end of the fiscal year of the Company; provided, that if this day falls upon a legal holiday, then such annual meeting is held on the next day thereafter ensuing which is not a legal holiday. If for any reason the annual meeting is not held on such day, it shall be held on such date as designated by the Managers. At an annual meeting of the Members, any matter relating to the affairs of the Company, whether or not stated in the notice of the meeting, may be brought up for action except matters which the Act requires to be stated in the notice of the meeting. Notice of the annual meeting shall be given to the members at least five (5) days prior to the meeting.

Paragraph 5.4. Regular Meetings. The Members, by resolution, may provide for regular meetings, which may be held as and when scheduled in such resolution and notice shall be given to the Members at least five (5) days prior to the meeting.

Paragraph 5.5. Special Meetings. A special meeting of the Members, for any purpose or purposes whatsoever, may be called at any time by any Officer, or by one or more Members holding not less than one-quarter of the Units in the Company. Such a call for a special meeting must state the purpose of the meeting. Notice of the meeting must be given at least five (5) days prior to the date of the meeting.

Paragraph 5.6. Notice of Meetings. The procedures in Act section 311 govern notice of Members meetings, in addition to those regulations generally governing notice under this Agreement.

Paragraph 5.7. Waiver of Notice. Notice of any regular, annual or special meeting may be waived by any Member or Manager under Act section 312.

Paragraph 5.8. Quorum and Voting at Members' Meetings; Proxy. The presence at a meeting of Members of Members holding at least 50% of the total Units in the Company shall constitute a quorum. Presence at a meeting of Members may be in person, by proxy or through the use of any means of communication by which Members participating may simultaneously hear each other during the meeting. Unless a larger number is set forth elsewhere in the Agreement or the Act (if the Act controls), the vote of the owners of a majority of the Units of the Company which are present and voting on the matter shall be required to take action on a matter where a vote of the Members is required. Each Unit shall be entitled to one vote.

Paragraph 5.9. Action Without Meeting. Action required or permitted to be taken by the Members may be taken without a meeting if the action is taken by persons who would be entitled to vote not less than the minimum number of votes that would be necessary to authorize or take action. The action must be evidenced by one or more written consents describing the action taken, signed by Members entitled to take such action, and delivered to the Company for inclusion in its records. The record date for determining Members entitled to take action without a meeting is the date the first Member signs the consent. A consent signed under this Paragraph has the effect of a meeting vote and may be described as such in any document. If action is taken under this Paragraph by less than all of the Members entitled to vote on the action, all members entitled to vote on the action who did not participate in taking the action shall be given written notice of the action not more than ten (10) days after the taking of the action without a meeting, but the failure to give such notice shall not invalidate the action so taken.

Paragraph 5.10. Presiding Officer and Secretary. At every meeting of Members, the Operating Manager/CEO of the Company, or if that Officer is not present, then the appointee of the Operating Manager/CEO, presides. The Officer exercising the duties of a secretary, or if that Officer is not present, then any person exercising the duties of an Assistant Secretary, will record the minutes and take custody of all papers related to the meeting for delivery to the authorized Officer of the Company as soon as practicable. The presiding officer has no vote, unless the presiding officer is a Member of the Company otherwise entitled to vote; in which case the presiding officer may cast a vote only when that Member's vote could create or deny the requisite majority required to approve any proposed action.

ARTICLE SIX
MEMBER INTEREST CERTIFICATES

Paragraph 6.1. Certificates of Interests. The Managers may elect to evidence the respective Interests in the Company by issuing Certificates which for ease of administration will state the Interests in Units.

Paragraph 6.2. Form of Certificate; Contents. When Certificates of Interests are issued:

(a) The Certificates are to be issued in such form as determined by the Managers, numbered consecutively or otherwise identified, and entered into the Member Interests Register of the Company as they are issued. Certificates of Interests are signed by the Operating Manager/CEO and by an officer exercising the duties of Secretary or Assistant Secretary, and bear the seal of the Company or a facsimile thereof, if any.

(b) Each such certificate will state on its face the fact that the Company is organized under the Georgia Act, the name of the person to whom the certificate is issued, the number of Units evidence by the Certificate and the date of issue. Each certificate will include a statement that the interests are subject to the following restrictions:

(1) That the Interests may not be sold or transferred except in transactions registered under the Securities Act of 1933, or exempted from registration under that Act, or otherwise in compliance with federal securities laws; or registered under the Georgia Securities Act of 1973, or exempted from registration under that Act, or otherwise in compliance with Georgia securities laws and the transferor will be required to deliver an opinion of counsel satisfactory to the Managers that the transfer is not subject to the registration requirements of these Acts or any other applicable securities laws.

(2) That copies of the Articles of Organization and this Agreement, and other documents, any of which may restrict transfers and affect voting and other rights, may be obtained by a Member on written request to the Company.

(3) That the Interests are transferable only upon compliance with the terms of the Articles of Organization of the Company, as on file with the Secretary of State of the State of Georgia, and with the terms of this Agreement, as on file at the registered or principal office of the Company.

(4) That the transferee must agree not to own an interest in another professional hockey team in a league other than the ECHL that plays its home games within fifty (50) miles of Augusta, Georgia.

(c) In the event the Company, through the action of its Managers, elects not to issue certificates representing the Interests of the Members of the Company, the Company will provide the same information, as well as any and all such notices and information, to the acquiring Member in writing.

Paragraph 6.3. Member Interests Register. The Company will keep at its principal office, or at the office of its transfer agent, wherever located, with a copy at the principal office of the Company, a book, to be known as the Member Interests Register, containing in alphabetical order the name of each Member of record, together with the Member's address, the number of Units held by the Member, the Member's social security number, and date of issue. The Member Interests Register is to be maintained in current condition. Any and all changes in Members or their amount of capital contribution are formalized by the execution and filing of an amendment to the appropriate Schedule of this Agreement. The Member Interests Register (or the duplicate copy maintained at the principal office of the Company) is available for inspection and copying by any Member at any meeting of the Members upon request, or at other times upon the written request of any Member. The Member Interests Register may be inspected and copied either by a Member, or by the Member's duly authorized attorney or agent in person. The information contained in the Member Interests Register may be stored electronically or on electronic media, or any other approved information storage devices related to electronic data processing equipment, provided that any method, device, or system employed is first approved by the Managers, and provided further that the same is capable of reproducing all information contained therein, in legible and understandable form, for inspection by Members or for any other proper purpose.

Paragraph 6.4. Transfer Agent; Registrar. The Managers may from time to time appoint transfer agents and registrars for the certificates of Member Interests of the Company, and when any certificate, if issued, is countersigned by a transfer agent or registered by a registrar, the signature of any officer of the Company appearing thereon may be a facsimile signature. In case any officer who signed, or whose facsimile signature was placed upon, any such certificate has died or ceased to be such officer before such certificate is issued, it may nevertheless be issued with the same effect as if the officer continued to be hold such office on the date of issue.

Paragraph 6.5. Transfer of Member Interests; Registration of Transfer. The Member Interests of the Company shall be transferred only by surrender of the certificate, if any, and the recordation of the transfer upon the Member Interests Register of the Company.

(a) Certificate Issued. Upon surrender to the Company, or to any transfer agent or registrar, of a certificate of the member interests represented by the certificate surrendered, that is properly endorsed for transfer, accompanied by such assurances as the Company, or transfer agent or registrar may require as to the genuineness and effectiveness of each necessary endorsement and satisfactory evidence of compliance with all applicable laws relating to securities transfers and the collection of taxes, it is the duty of the Company, or such transfer agent or registrar, to issue a new certificate, cancel the old certificate and record the transactions upon the Member Interests Register of the Company; or unless the Company has determined to no longer issue certificates, to cancel the old certificate, if one was issued, and record the transactions upon the Member Interests Register of the Company.

b) Reports of Transfer of Member Interests. Subsequent to the initial transactions required under this Agreement, each transfer of the member interests in the Company is to be reported to the Officer exercising the duties of a Secretary for the Company within ten (10) days after the closing of any agreement to buy or sell the affected Member interests. In the event of a transfer by operation of law, whether due to death, a determination of physical, mental of financial incompetency, the appointment of a guardian or conservator, the initiation of bankruptcy proceedings, the entry of a court decree directing a transfer of the Member interests of the Company or otherwise, such transfer is reported to the Officer exercising the duties of a Secretary for the Company within ten (10) days after the event causing such transfer, supported by documents evidencing the nature and cause of the transfer, such as a court order or a death certificate.

Paragraph 6.6. Registered Members. Except as otherwise required by law, the Company is entitled to treat the person registered on its Member Interests Register as the Member of the Company to whom the rights of ownership of the pertinent proportion of the Interests in the Company belong, being the person exclusively entitled to receive notification and distributions, to vote and to otherwise exercise all the rights and powers of ownership and is not bound to recognize any adverse claim.

Paragraph 6.7. Lost Certificates. In the case of a lost, destroyed or mutilated certificate, a new one may be issued upon such terms and indemnity to the Company as the Members may prescribe. When a Member to whom a Certificate of Interests has been issued (based upon authorization for the issuance of such certificates by the Company) alleges it to have been lost, destroyed or wrongfully taken, and if the Company, transfer agent or registrar is not on notice that such certificate has been acquired by bona fide purchaser, a new certificate (if such are being issued by the Company) may be issued upon such owner's compliance with all of the following conditions:

(a) the Member files with the Company, and the transfer agent or the registrar, a request for the issuance of a new certificate, with an affidavit setting forth the time, place, and circumstances of the loss;

(b) the Member also files with the officer maintaining the Member Interests Register of the Company at its principal office, and the transfer agent or the registrar, a bond with good and sufficient security acceptable to the Company and the transfer agent or the registrar, conditioned to indemnify and save harmless the Company and the transfer agent or the registrar from any and all damage, liability and expense of every nature whatsoever resulting from the Company's or the transfer agent's or the registrar's issuing a new certificate in place of the one alleged to have been lost; and

(c) the Member complies with such other reasonable requirements as the Managers of the Company, the transfer agent or the registrar shall deem appropriate under the circumstances.

Paragraph 6.8. Replacement of Mutilated Certificates. Unless the Company has elected to no longer issue such Certificates of Interests, a new certificate may be issued in lieu of any certificates previously issued that may be defaced or mutilated upon surrender for cancellation of a part of the old certificate sufficient in the opinion of the appropriate officer and the transfer agent or the registrar to duly identify the defaced or mutilated certificate and to protect the Company and the transfer agent or the registrar against loss or liability. Where sufficient identification is lacking, a new certificate may be issued upon compliance with all of the conditions set forth in this Regulation.

Paragraph 6.9. Facilitation of Member Interests Transfers. The Members, and Managers and Officers of the Company will sanction, approve, consent to and otherwise facilitate any transfer of Member Interests in the Company, made in compliance with, or which is required to be made by, any provision of this Agreement, the Act, or by the Articles of Organization of the Company.

Paragraph 6.10. Restrictions on Transfer of Member Interests Due to Exemption from Securities Laws. Until and unless a public offering of Member Interests is appropriately registered with the state and federal regulatory authorities, no Member Interests in the Company will be issued at any time in a manner which will constitute a public offering under the Securities Act of 1933, as amended, or under the Georgia Securities Act of 1973, as amended, or under the securities laws of any other state, or which will require the registration of these securities under any federal or state law. The transferor will be required to deliver an opinion of counsel satisfactory to the Managers that the transfer is not subject to the registration requirements of these Acts or any other applicable securities laws. Until and unless such a public offering is registered and the statement evidencing such public offering is effective, Member Interests in the Company may be transferred:

(a) as authorized under the Act, except as limited under this Section;

(b) to the Company, either by voluntary sale or pursuant to a separate agreement between the Company and any particular member;

(c) to other individual members, officers, Managers or employees of the Company, either by voluntary sale or pursuant to a separate agreement between the Company and the particular individual;

(d) to other persons by operation of law, when such transfer by operation of law occurs by means other than by order of a court of competent jurisdiction in a proceeding involving bankruptcy, insolvency, satisfaction of judgment, divorce or dissolution of marriage ordering transfer of the Member Interests to a spouse or creditor of a Member; or

(e) to third persons by sale or transfer, and not by operation of law, where such sale or transfer is in compliance with the limitations stated in this Section, or elsewhere in this Agreement.

ARTICLE SEVEN
MANAGEMENT OF COMPANY

Paragraph 7.1. Designation of Management. The business and affairs of the Company are controlled by the Managers, as provided in the Act. Throughout the paragraphs contained in this Article, the use of the phrase "all Managers" refers to the total number of Managers that the Company would have if there were no vacancies.

Paragraph 7.2. Qualifications and Number. Each Manager is to be at least eighteen years of age. A Manager need not be a Member, a citizen of the United States or a resident of Georgia. Initially, there are seven (7) Managers. Thereafter, the number of Managers is not less than six (6) nor more than eleven (11). Subject to the foregoing limitation, the precise number of Managers is fixed by a resolution of the Managers from time to time. No decrease in the number of Managers shall have the effect of shortening the term of any incumbent Manager. If the Managers increase the number of Managers, the Managers shall appoint the individuals to fill such positions to serve until the next election of Managers by the Members. The Managers shall also designate the length of the initial term of such position following the first election by the Members which shall be done so as to preserve the staggered term system for Managers in as nearly and equal pattern as possible.

Paragraph 7.3. Operating Manager/CEO. The Operating Manager/CEO shall be elected by the Managers and shall serve at the pleasure of the Managers. Such Officer is the chief executive and operating officer of the Company responsible for the general overall supervision of the business and affairs of the Company. The Operating Manager/CEO has the following responsibilities:

(a) When present, preside at all meetings of the Members and Managers of the Company.

(b) Sign, on behalf of the Company, deeds, mortgages, binders, contracts or other instruments that have been appropriately authorized to be executed, except in cases where the signing or execution is expressly delegated by this Agreement, by the Act, or by the Members to some other Officer or agent of the Company.

(c) Effectuate this Agreement and the regulations and decisions of the Members.

(d) Direct and supervise the operations of the Company.

(e) Establish charges for services and products of the Company, within any parameters set by the Managers, as may be necessary to produce adequate income for the efficient operation of the Company.

(f) Set and adjust wages and rates of pay for all personnel of the Company within the budget established by the Managers.

(g) Appoint, hire, and dismiss all personnel and regulate their hours of work and job responsibilities.

(h) Keep the Members advised in significant matters pertaining to the operation of the Company, services rendered, operating income and expenses, financial position, and, to this end, prepare and submit a report to the Members at each annual meeting of Members and at other times as may be directed by the Members.

(i) Such other duties as may be prescribed by the Managers or Members.

Paragraph 7.4. Other Management Officers. The Company may, at the discretion of the managers, designate other individuals to exercise such offices and with such responsibilities as the Managers deem appropriate for the Company. A person need not be a Member or Manager to be selected as an Officer, and the same person may hold two or more offices, except that the Operating Manager/CEO shall not also be the Secretary. The Managers will select a secretary of the Company which office shall have the responsibility for preparing minutes of the meetings of the Members and Managers, for authenticating the records of the Company, and for giving notices of the meetings of Members and Managers.

Paragraph 7.5. Limitation on the Powers of Managers. The authority of the Managers under this Agreement is limited by the provisions of the Act and without the written consent to the specific act by the Members holding at least two thirds of the Membership Interests in the Company, the Managers have no authority to:

(1) Do any act in contravention of this Agreement or the Articles of Organization, as each may be amended from time to time.

(2) Possess Company property, or assign any rights in specific Company property for other than a Company purpose.

(3) Confess a judgment against the Company.

Paragraph 7.6. Liabilities of Managers. The liability of Managers for their actions in the capacity of Managers under this Agreement is limited by the provisions of the Act.

Paragraph 7.7. Election and Tenure. As of the effective date of this Agreement, the Managers of the Company are Frank J. Lawrence, William S. Morris III, Carl Scheer, Paul S. Simon, James Kendrick, Larry Sconyers and Otis B. Moss, III. Frank J. Lawrence, William S. Morris III and Otis B. Moss, III shall continue to serve as Managers for a term ending December 31, 2007. Carl Scheer and James Kendrick shall continue to serve as Managers for a term ending December 31, 2006. Paul Simon and Larry Sconyers shall continue to serve as Managers for a term ending December 31, 2005. When these terms expire, the successors elected by the Members shall each serve three (3) year terms beginning from the stated expiration date of the term of their predecessor. Managers shall continue to serve beyond the stated expiration date of their term until their successor has been duly elected and qualified for office. Managers shall be elected in December of each year by a plurality vote of the Units of the Members, with each Unit having one vote, by a ballot sent or electronically transmitted to all of the Members, which ballot to be effectively cast must be marked and returned to the Company on or before a date specified by the Managers. To be a valid election, at least 50% of the Units in the Company must be voted in such election. The Managers elected in any such election shall be those number of candidates for which positions are open, receiving the highest number of votes in Units even if such number is not a majority in Units of the votes cast. The Managers shall nominate the candidates for the positions of Manager and any other person may be nominated for the position of Manager by a petition signed by Members owning a combined total number of Units at least equal to five percent (5%) of the total number of Units of the Company which must be delivered to the Operating Manager/CEO not later than November 10th of the year in which the election will be held.

Paragraph 7.8. Meetings. The Managers will hold an annual meeting, to be held without further notice immediately following the annual meeting of the Members, on the same date and at the same place as the annual meeting of the Members. The Managers, by resolution, may provide for regular meetings, which may be held without further notice as and when scheduled in such resolution. Special meetings of the Managers may be called by the Operating Manager or by any two or more Managers, upon the giving of three(3) days prior notice of the meeting.

Paragraph 7.9. Notice of Meetings. The procedures in Act section 311 (O.C.G.A. section 14-11-311) govern notice of meetings of Managers, in addition to those regulations generally governing notice under this Agreement.

Paragraph 7.10. Waiver of Notice. Notice of any meeting, where required, may be waived by any Manager under the Act section 312 (O.C.G.A. section 14-11-312).

Paragraph 7.11. Quorum and Voting at Managers' Meetings. A majority in number of the Managers then serving shall constitute a quorum for a meeting of the Managers. Unless otherwise provided in this Agreement, the vote of a majority of the Managers present and voting at a meeting of the Managers at which a quorum is present shall be required for the Managers to take action on any matter where a vote of Managers is required. Managers may participate in any meeting by, or conduct the meeting through the use of, any means of communication by which all Managers participating may simultaneously hear each other during the meeting. A Manager participating in a meeting by this means is deemed to be present, in person, at the meeting. A Manager may not vote by proxy.

Paragraph 7.12. Action Without Meeting. Action required or permitted to be taken by Managers may be taken without a meeting if the action is taken by Managers who would be entitled to vote not less than the minimal number of votes that would be necessary to authorize or take the action. The action must be evidenced by one or more written consents describing the action taken signed by Managers entitled to take such action and delivered to the Company for inclusion in its records. A consent signed under this Paragraph has the effect of a meeting vote and may be described as such in any document. If action is taken under this Paragraph by less than all of the Managers entitled to vote on the action, all Managers entitled to vote on the action who did not participate in taking the action, shall be given written notice of the action not more than ten (10) days after the taking of the action without a meeting, but the failure to give such notice shall not invalidate the action so taken.

Paragraph 7.13. Removal. Any one or more of the Managers or all of the Managers may be removed from office, with or without cause, by the affirmative vote of the holders of a majority in the Members' interests entitled to vote at any Members' meeting with respect to which notice of such purpose has been given. Notice of a proposal to remove one or more Managers, including the names of the Managers to be removed, must be is included in the notice of the meeting of Members.

Paragraph 7.14. Vacancies. Any vacancy occurring among the Managers is filled by the Managers. Any Manager so appointed under this Paragraph serves for the unexpired term of the Manager being replaced.

Paragraph 7.15. Committees. In the discretion of the Managers, the Managers from time to time may appoint, from their number, an Executive Committee or such other committee or committees as the Managers may see fit to establish. Each such committee will consist of two or more Managers, and each will have and may exercise such authority and perform such functions as the Managers by resolution may prescribe within the limitations imposed by law.

Paragraph 7.16. Other Officers, Salaries and Bonds. The Managers elect all officers of the Company. The Managers will fix the compensation of these officers, if any, unless pursuant to resolution of the Managers, the authority to fix compensation is delegated to the Operating Manager/CEO. The fact that any officer is a Member or Manager does not preclude him from receiving a salary but such person shall not vote upon the resolution providing the same. The Managers may, or may not, in their discretion, require bonds from either or all of the other officers and employees of the Company for the faithful performance of their duties and good conduct while in office.

Paragraph 7.17. Employment. Until otherwise determined by the Members, the Managers or by the Operating Manager/CEO of the Company, Members may be employed by the Company at such salaries and under such terms and conditions as agreed upon in separate Employment Agreements between such individual and the management of the Company. Any Member employed by the Company under this subsection may, at such person's option, be included in any group insurance or benefit plan offered generally to the employees of the Company. In all events, any expense incurred by any Member, Manager, Officer or employee of the Company which is reasonable and necessary in the conduct of the business of the Company is reimbursable in full to the person incurring such expense on behalf of the Company.

Paragraph 7.18. Managers Appointed by City. The Managers shall have the authority, without the approval of the members, to amend this Operating Agreement to expand the number of managers by up to three and to provide for the appointment of up to three additional managers by Augusta-Richmond County, Georgia, under such terms and conditions as the Managers may approve, for so long as Augusta Entertainment is engaged to provide services for the design, construction and management of an arena for the City.

ARTICLE EIGHT
FISCAL MATTERS

Paragraph 8.1. Contracts, Deeds and Loans. All contracts, deeds, mortgages, pledges, promissory notes, transfers and other written instruments binding upon the Company are to be executed on behalf of the Company by its Operating Manager/CEO as designated pursuant to this Agreement, or by such other officers or agents as the Managers may designate from time to time. Any such instrument required to be given under the seal of the Company may be attested by the Secretary or any Assistant Secretary of the Company.

Paragraph 8.2. Exercise of Company's Proxies. The Operating Manager/CEO of the Company or other Officer designated by the Managers has full power and authority, on behalf of the Company, to attend and to act and to vote at any meetings of partners, shareholders, bondholders or other security holders of any business entity in which this Company may hold securities, and at any such meeting possesses and may exercise any and all of the rights and powers incident to the ownership of such securities and which as owner of the shares the Company might have possessed and exercised if present, including the power and authority to delegate such power and authority to a proxy selected by that representative. The Managers may, by resolution, from time to time, confer like powers upon any other person or persons.

Paragraph 8.3. Signatures on Checks, Drafts. Checks and drafts drawn on the credit or accounts held by the Company are signed by such Managers, Officers, or such other employees or persons as the Managers may designate from time to time.

Paragraph 8.4. Books of Account. The Managers, Officers and Members are to maintain the Company's books and records at a location designated by them. Members have the right of access to the books and records of the Company at any time during normal business hours. The books and records are to:

(a) utilize a basis of accounting sufficient to manage and operate the business throughout the year;

(b) reflect all Company transactions; and

(c) facilitate the Company's annual audit (See paragraph 8.5).

Paragraph 8.5. Reports and Accountings. As soon as reasonably practicable after the end of each Accounting Period, each Member is to be provided with a report audited by an independent certified public accountant selected by the Managers that contains:

(a) complete financial statements prepared in conformity with generally accepted accounting principles; and

(b) management's discussion and analysis with respect to the annual audited financial statements.

Paragraph 8.6. Tax Elections. As of the effective date of this Agreement, the Company shall elect to be taxed as a corporation. Any tax elections that are available to the Company may be exercised at the discretion of the Managers or Officers.

Paragraph 8.7. Fiscal Year. The fiscal year of the Company is the calendar year; provided, however, that the fiscal year may be changed by the Managers.

Paragraph 8.8. Banking. All funds of the Company are to be deposited in a bank account or accounts at financial institutions selected by the Managers. All withdrawals of funds from these accounts are to be made upon checks or other instruments signed by those persons designated from time to time by the Managers.

Paragraph 8.9. Accountant. The Managers shall select one or more certified public accountants to perform any tax and accounting services that may be required from time to time and to report to the Company regarding their services. The accountants may be removed by the Managers without stating a reason.

Paragraph 8.10. Legal Counsel. The Managers shall select one or more attorneys at law to review the legal affairs of the Company, and perform such other services as may be required, and to report to the Company regarding these services. The attorneys may be removed by the Managers without stating a reason.

Paragraph 8.11. Loans. No loan may be contracted on behalf of the Company and no evidence of indebtedness may be issued in its name unless authorized by a resolution of the Managers. This authority may be general or specifically limited to stated instances.

Paragraph 8.12. Books and Records. The books and records of the Company are kept at the principal office of the Company or at such other places as the Managers shall determine from time to time.

Paragraph 8.13. Right of Inspection. Any Member of record has the right to examine, at any reasonable time or times for all purposes, the books or records of account, minutes and records of the Company and to make copies of these documents. Upon the written request of any Member of the Company, it will mail to that Member the Company's most recent financial statement, showing in reasonable detail its assets and liabilities and the results of its operations.

Paragraph 8.14. Financial Records. All financial records shall be maintained and reported using generally accepted accounting principles.

ARTICLE NINE
MEMBER INTEREST PERCENTAGES, CONTRIBUTIONS AND DIVIDENDS

Paragraph 9.1. Member Interest Percentages. The Member Interests percentages of the Members in their respective capacities are set forth in Schedule C of this Agreement, the Schedule of Member Interests.

Paragraph 9.2. Initial Purchases. Each Member has or will initially purchase interests in the Company, the percentage amount of which is shown in Schedule "C" of this Agreement, as amended from time to time, with the consideration given to be in cash or in kind or for services rendered. Each Member will receive an undivided interest in the equity of the Company, and will be entitled to share in the dividends paid out by the Company when and as determined by the Managers, according to the percentage of their respective ownership in the interests of the Company as shown in Schedule "C" of this Agreement.

Paragraph 9.3. Additional Member Purchase of Units. Each Member shall have the preemptive right to purchase, in the proportionate amounts equal to such Member's Percentage Interest in the Company, any additional Units which may be issued by the Company. After this process is completed, any additional Units remaining unsold may be offered and sold to third parties who will then become Members of the Company. This preemptive right shall not apply to the initial 3000 Units issued by the Company which include the 150 Units issued to Frank J. Lawrence, the 150 Units issued to Shiver Hockey Investment, LLC, the 300 Units issued or to be issued to ScheerGame Development, LLC, and the 2400 Units offered to the Public, under an Offering Circular dated ____________, 2004 or any amendments thereto.

Paragraph 9.4. Further Purchases of Units. No Member is obliged to purchase any further Units in the Company in addition to those initially purchased as described in this Agreement.

Paragraph 9.5. Loans from Members. Subject to the provisions of this Agreement:

(a) Manager Determination of Potential Insolvency. Whenever the Managers in good faith determine that the Company is, or at any time within the following ninety (90) days will be, in the position of having payment obligations in excess of cash or equivalent resources with which to fund such obligations, they will notify the Members.

(b) Managers and Members Not Obligated to Contribute Where Potential Insolvency. Whenever a potential insolvency situation exists, as defined in this Paragraph, neither the Managers nor the Members are obliged to purchase additional interests in the Company.

(c) Members Not Obligated to Make Loans Where Potential Insolvency. Whenever a potential insolvency situation exists, the Members have the right, but no duty, to lend funds to the Company, in such proportions and amounts as the Members or any of them may then agree upon.

(1) Treatment of Loan Offers from Members in Excess of Amounts Needed. If some or all of the Members collectively desire to lend more funds than are necessary to cover the potential insolvency situation, the Company will accept loans from Members in proportion to the Members' respective Interest percentages.

(2) Member Loan Repayment by Company. All funds lent by Members to the Company to deal with the potential insolvency situation are to be repaid by the Company, together with debt interest on the amounts lent, computed at the prime interest rate charged by SouthTrust Bank or such

other financial institution as the Managers shall designate, during the period these loans remain outstanding but not more than the maximum rate permitted to be charged individuals under Georgia law as applicable to the circumstances, without compounding. In all events, no Manager, Officer, agent or Member of the Company is personally liable for repayment of such loans by the Company.

(3) Priority of Loan Repayments over Dividends to Members. Repayment by the Company of any loans made by Members under this Paragraph are to be treated as a priority over the payment of any dividends by the Company to any Member, unless the Member making such loan shall otherwise agree.

Paragraph 9.6. Application of Proceeds. The Managers are authorized to apply the capital of the Company for such purposes and with such priorities in connection with the business of the Company as they determine in their discretion, subject to the provisions of this Agreement.

Paragraph 9.7. Withdrawal and Reduction of Capital. No Member has the right to withdraw or reduce that Member's original investment, except as may result by virtue of the payment of dividends or other distributions authorized by the Managers, or as otherwise expressly provided in this Agreement. Further, no Member has the right to demand property other than cash in return for that Member's original investment.

Paragraph 9.8. Redemption. Except as set forth below, the Company shall not redeem Units without the consent of the Members whose Units are being redeemed; provided, however, that with respect to the 2400 Units initially being offered under the Offering Circular dated _______________, 2004 or any amendments thereto, all offering proceeds will be held by SouthTrust Bank, as escrow agent, until the Company reaches agreement with Augusta, Georgia, on a satisfactory memorandum of understanding for the Company to design, construct and manage the proposed Arena. If the Managers determine that the Company will not be able to reach such an agreement, then the funds held in escrow will be used to redeem the Units sold in the offering at their issue price of $1000 plus any net earnings of the escrow fund after payment of fees and expenses related to the escrow agreement. The determination of whether a memorandum of understanding is "satisfactory" or whether the Company will be able to reach an agreement shall be made by the Managers in their sole and absolute discretion.

ARTICLE TEN
TRANSFER OF INTERESTS IN COMPANY

Paragraph 10.1. In General. A Member may not sell, assign, transfer or otherwise dispose of, his or her Interest in the Company, in whole or in part except as permitted in the Act or this Agreement. The Members acknowledge that any act taken by any Member in violation of the Act or this Agreement is null and void ab initio.

Paragraph 10.2. Standards for Transfers of Interests. The following standards govern any transfers of interests in the Company by any Member:

(a) Interest Held for Investment. Each Member affirms that the Interest in the Company has been purchase by that Member and is held by that Member only for investment, and that the Member does not have any intention to distribute, divide, or resell that Interest in the Company.

(b) Restrictions on Transfers. Any Member may assign, sell or otherwise transfer the whole or any portion of that Member's Interests in the Company without the consent of the Managers, provided that:

(1) disposition is not made to any person who is incompetent or has not attained the age of majority, or to any person not lawfully empowered to own such Interest;

(2) the Member who makes the disposition and the person receiving the disposition will execute and deliver to the Managers all instruments necessary in connection with the disposition as are in a form satisfactory to the Managers; and

3) a disposition is not effective if it would result in either a violation of any federal or state securities law, and the transferor will be required to deliver an opinion of counsel satisfactory to the Managers that the transfer does not violate any of these laws.

(c) Preservation of Company. The withdrawal of a Member shall not cause a dissolution of the Company. If necessary, the Company is to be reconstituted upon the same terms and conditions specified in this Agreement, with all Members joining in such reconstitution, if as a matter of law a dissolution results from a withdrawal of a Member.

(d) "Withdrawal" Defined. As used in this Article of this Agreement, "withdrawal" includes the separation of the Member due to death, dissolution, insanity, bankruptcy, retirement, resignation, expulsion, operation of law, or any other incapacity or circumstances that prevents the Member from effectively discharging the duties of a Member under this Agreement.

(e) "Dispose" Defined. As used in this Paragraph, to "dispose" is to sell, transfer, assign, pledge or make subject to a security interest.

Paragraph 10.3. Substitution of a Member. The following provisions govern the substitution of a Member:

(a) Consent for Substitution. An assignee of an Interest of a Member shall become a Substituted Member with respect to that Interest when and if such assignee:

(1) executes and delivers to the Managers all instruments necessary in connection with the admission of a person as a Substituted Member as are in a form satisfactory to the Managers;

(2) assumes all obligations of his predecessor in interest as a Member that may exist; and

(3) pays for all expenses incurred by the Company in connection with that person's recognition as a Substituted Member.

(b) Amendment of Agreement. This Agreement may be amended by the operating Manager/CEO without the joinder of any Members to reflect the admission of a Substituted Member once the provisions of the preceding subparagraph of this Agreement are met. Further, the Managers and Members will take all other steps that, in the Managers' opinion, are reasonably necessary to admit such person within the meaning of the Act as a Substituted Member.

(c) Status of Substituted Member. Upon the admission of a Substituted Member, the Substituted Member will enjoy all of the rights and duties incident to the Interest with respect to which the substitution has occurred.

(d) No Consent of Members Required. No Member need consent to a substitution in order to render the substitution effective.

Paragraph 10.4. Certain Events as to Members. The legal incompetency, bankruptcy, dissolution or death of a Member does not dissolve the Company unless the dissolution occurs as a matter of law. In that event, the Company is to be reconstituted on the terms and conditions contained in this Agreement by the Members.

Paragraph 10.5. Status of Legal Successor to Member. A personal representative, guardian, or other successor in interest, or the estate of the Member who has become incompetent, bankrupt, dissolved or died may exercise the following rights:

(1) Hold the interest of the Member only as if an assignee of the Member.

(2) Assign any or all of the interest of the Member, subject to Paragraph 10.2 of this Agreement.

(3) Be substituted for the Member as a Substituted Member in the Company, as provided in Paragraph 10.3 of this Agreement.

Paragraph 10.6. Acquisition of Interests by Any Member. Any Member may, but is not obligated to, acquire Interests in the Company from any willing Member. If with respect to any acquired Interests in the Company, a Member becomes a Substituted Member within the meaning of the Agreement, then with respect to those acquired Interests, that Member is to enjoy all of the rights and be subject to all of the obligations and duties of a Member as to the acquired Interests.

ARTICLE ELEVEN
DISSOLUTION AND WINDING-UP OF COMPANY

Paragraph 11.1. Dissolution. The Company is to be dissolved upon a decision by the Managers with the required approval by the Members, that it is in the best interests of the Company to dissolve.

Paragraph 11.2. Procedures for Winding Up Company. The following principles govern the winding-up of the Company's affairs when the Company is to be dissolved without being reconstituted.

(a) "Administrator" Defined. The term "Administrator" refers to either the Managers, or in the absence of any Managers, then one or more receivers appointed either by a majority in interest of the Members, or by a court of competent jurisdiction.

(b) Responsibility for Administration. In the event that the Company is being dissolved, the Administrators will be responsible for administration of the Company for the purpose of winding up the Company's affairs.

(c) Accounting. The Administrator is to take full account of the Company's assets and liabilities, with assistance from the Company's accountants. Upon completion of the accounting following the date of liquidation, each Member is to be furnished with a statement prepared by the Company's accountants. This statement will itemize the assets and liabilities of the Company as of the date of complete liquidation.

(d) Authority to Liquidate. The Administrator is to liquidate the assets of the Company as promptly as is consistent with obtaining the fair value of the assets. A reasonable time, including without limitation any time required to collect deferred payment obligations, is allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Administrator to minimize the normal losses attendant upon the liquidation.

(e) Authority to Handle Deferred Payment Obligations of the Company. Subject to the applicable provisions of this Agreement, the Administrator has authority to sell any, all or substantially all of the assets of the Company for deferred payment obligations, and to hold, collect and otherwise administer any deferred payment obligations held by, or acquired as assets of, the Company, regardless of the terms of such obligations.

(f) Reconstitution of Company. In the event that the Administrator reacquires an asset sold in the process of liquidation, as a result of the efforts to collect payment of any deferred payment obligation to the Company, and if there remain Managers in the Company, and they so determine, then the Company will be reconstituted as to the reacquired asset on the terms and conditions set forth in this Agreement.

(g) Return of Investment or Contributions. The Managers are not personally liable for the return of the original investment or contributions of the Members, in whole or in part. Any return is to be made solely from Company assets in accord with the express provisions of this Agreement.

(h) Priorities of Applications of Proceeds. The Administrator is to apply the proceeds from the liquidation of the assets of the Company in the following order of priorities:

(1) Repayment of all creditors of the Company, including creditors who are Members, to the extent permitted by law, in satisfaction of all liabilities of the Company other than the liabilities for distributions to Members under this Agreement.

(2) Establishment of a reasonable reserve for contingencies.

(3) Payment to all Members pro rata in relationship to each's Interest.

(i) Formalities of Dissolution. When the Administrator has complied with the distribution plan, the Members will execute and acknowledge any certificates required by the Act in order to dissolve the Company, and cause the certificates to be filed in accordance with the Act.

ARTICLE TWELVE
MISCELLANEOUS

Paragraph 12.1. Indemnification; Funding. The Company shall indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a Member, Manager, Officer, employee or agent of the Company, or when applicable, as an Administrator appointed to wind up the Company under the dissolution provisions of this Agreement, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the Managers determine that the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not in itself create a presumption that the person did or did (i) not act in good faith and in a manner which the person reasonably believed to be in the best interest of the Company, and (ii) with respect to any criminal action or proceeding, have reasonable cause to believe that the conduct was unlawful. The Managers are authorized to purchase managers and officers liability insurance coverage to protect the Company, its Managers and Officers.

Paragraph 12.2. Conflict of Interest Transactions. Act Section 307 (O.C.G.A. section 14-11-307) shall govern any transaction that may give rise to conflicts of interest for Members or Managers of the Company.

Paragraph 12.3. Reimbursement of Managers, Officers and Members. The Managers, Officers and Members of the Company may be reimbursed for all expenses reasonably incurred in the performance of their duties on behalf of the Company.

Paragraph 12.4. Reimbursement of Expenses of Organization. All expenses of operations of the Company, including labor costs, will be borne by the Company. The Company is to pay all the costs of its formation, this Agreement and the Offering and is to reimburse all organizers for formation expenses to the extent an organizer has paid for expenses related to the formation of the Company.

Paragraph 12.5. Acceptance of Prior Acts. Each person becoming a Member, by becoming a Member, ratifies all action duly taken by the Company prior to the date that person becomes a Member pursuant to the terms of this Agreement.

Paragraph 12.6. Company Property. The legal title to the real or personal property of the Company, or interest in that property, now or later owned or acquired by the Company is to be owned, held or operated in the name of the Company, and no Member, individually, may have any ownership of Company property.

Paragraph 12.7. Agreement for Further Execution. At any time or times upon the request of the Managers, or, the Administrator if applicable under the dissolution provisions of this Agreement, the Members agree to sign and swear to any Certificate required by the Act, to sign and swear to any amendment or cancellation of a Certificate whenever an amendment or cancellation is required by law or by this Agreement, and to cause the filing of a Certificate, amendment or cancellation for record wherever required by law.

Paragraph 12.8. Parties in Interest. Subject to the provisions contained in this Agreement, each and all of the covenants, terms, provisions and agreements contained in this Agreement are binding upon and inure to the benefit of the parties to this Agreement and their respective heirs, assigns, successors and legal representatives.

ARTICLE THIRTEEN
POWER OF ATTORNEY

Paragraph 13.1. Appointment.

(a) Each Member appoints each of the Managers in implementing decisions previously made, or in a reconstitution of the Company, and any Administrator under Article 11, with full power of substitution, as that Member's true and lawful Attorney-In-Fact with full power and authority in that Member's name, place and stead from time to time to:

(1) Make any agreements provided for in this Agreement in connection with the dissolution or reconstitution of the Company.

(2) Execute any document, including deeds and security deeds, appropriate to effect or perfect any transaction as to which the Managers are authorized to act on behalf of the Company, or in connection with the dissolution or reconstitution of the Company, so long as no personal liability is imposed by such document on any Member.

(3) Make any certificates, instruments and documents as may be required by, or may be appropriate under the laws of the State of Georgia as to the use of the name of the Company by the Company to implement

decisions already made by the Managers or Members, or in connection with the dissolution or reconstitution of the Company.

(4) Make any certificates, instruments and documents which may be required or appropriate to reflect any changes in or amendments to this Agreement or pertaining to the Company to reflect decisions already made by the Managers or Members.

(5) Make any certificates, instruments and documents which may be required or appropriate to effectuate the dissolution and termination of the Company, or the cancellation of the Articles of Organization, as amended from time to time.

(6) Make any certificates, instruments and documents approved by the Members or the Managers or the Administrators appointed under Article 11 of this Agreement to create or evidence a liquidating trust.

(b) Powers Conferred. The power conferred in Subparagraph (a) of this Paragraph to make agreements, certificates, instruments and documents includes the powers to sign, execute, acknowledge, swear to, verify, deliver, file, record and publish the agreements, certificates, instruments and documents.

(c) "Liquidating Trust" Defined. As used in Subparagraph (a), a "liquidating trust" is a trust established to:

(1) receive funds in connection with the liquidation of the Company;

(2) hold such funds and interest earned thereon, for the benefit of creditors and Members of the Company; and

(3) pay or distribute the remaining funds in the trust to the Members of the Company, as ultimate beneficiaries of the trust in priorities that parallel the priorities applicable to the proceeds of winding up the Company once the trustee of the trust has been satisfied that all claims against the Company having priority to claims of Members have been satisfied.

Paragraph 13.2. Exercise and Survival. Each power of attorney granted under this Agreement is subject to the following:

(a) Special Power. The power of attorney is designated as a special power of attorney coupled with an interest and is irrevocable.

(b) Collective Exercise. The power of attorney may be exercised by the designated Attorney-In-Fact by listing all of the principals executing any agreement, certificate, instrument or document with the single signature of the designated Attorney-In-Fact acting as Attorney-In-Fact for all of them.

(c) Survival. The power of attorney survives the dissolution of the Company through winding up to termination or through reconstitution and thereafter, as the case may be.

(d) Assignment of a Principal's Partial Interest. The power of attorney survives the delivery of an assignment by a principal of a portion of that principal's Interest in the Company.

(e) Assignment of a Principal's Entire Interest. Where the assignment of the Interest of a principal is of the whole of that principal's Interest in the Company and the purchaser, transferee, or assignee is admitted as a Substituted Member, the power of attorney survives the delivery of the assignment for the sole purpose of enabling such Attorney-In-Fact to execute, swear to, acknowledge, and file any such agreement, certificate, instrument or document necessary to effect such substitution.

ARTICLE FOURTEEN
AMENDMENTS

Paragraph 14.1. Authority to Amend. Under certain circumstances specified below, this Agreement may be amended, altered, restated, or repealed with the consent of the Managers and without the consent or approval of the Members. Amendments made under this section, if necessary to accomplish the objective of the amendment may have an effective date prior to the date of filing. These circumstances include:

(a) Change in Members. To admit into the Company Substituted Members.

(b) Clarification of Agreement Language. To clarify language in this Agreement provided that the substance of such provision is not materially changed, and provided that the Company obtains the written opinion of its counsel that the amendment clarifies language in this Agreement without materially changing the substance of such provision.

(c) Compliance with Tax or Securities Laws. To make any necessary or appropriate changes in this agreement in order to comply with the requirements of the Internal Revenue Code of 1986, as amended, with respect to entities taxed as corporations, to implement any future tax provisions governing the taxation of limited liability companies, as such, or the requirements of any federal or state securities laws or regulations, provided that any amendment does not substantially adversely affect the Interests of any Member.

(d) To carry out any action taken by the Managers which the Managers are authorized and permitted to take under this Agreement.

Paragraph 14.2. Amendment Affecting Contribution Obligations of Members. Any amendment to this Agreement that creates the obligation of any Member to contribute to the Company or creates a responsibility of any Member for the liabilities of the Company, as a guarantor or otherwise, requires the written approval of any affected Member and the written approval of the Managers.

Paragraph 14.3. Other Amendments. Any amendment, other than those adopted or implemented under Paragraph 14.1, or Paragraph 14.2, of this Agreement requires the approval of the requisite majority in Interest of all of the Members.

Paragraph 14.4. Notice of Amendment. Notice and a copy of any proposed amendment to this Agreement requiring approval by Members is to be provided to each Member in advance, with an opportunity for discussion by the Members prior to any action to adopt the proposed amendment. Copies of any adopted or implemented amendment to this Agreement under Paragraph 14.1 through Paragraph 14.3 of this Agreement will be provided to each Member promptly after adoption or implementation.

ARTICLE FIFTEEN
EXECUTION OF AGREEMENT

Paragraph 15.1. Date of Execution; Effective Date. This Agreement is executed on ______________________ _______, 2004, and is effective at the time specified in Paragraph 2.16 of this Agreement.

Paragraph 15.2. Execution of Agreement. This Agreement is freely and voluntarily made by all of the parties after full and complete consideration of all relevant facts at hand, and in recognition of the benefits each will accrue from the terms of this Agreement. This instrument is executed under seal by the undersigned respective parties at Augusta, Georgia and those parties not signing this Agreement but listed in Schedules B and C, agree that by purchasing and paying for their Interests they are parties to this Agreement.

_____________________________(SEAL)
Frank J. Lawrence

Shivers Hockey Investment, LLC

By:_________________________________
Its Manager

ScheerGame Development, LLC

By:_________________________________
Its Manager

SCHEDULE A

Articles of Organization

SCHEDULE B

List of Members and Addresses of Record in the Company

The members of the Company and their respective addresses of record with the Company are as follows:

Member	Address
^	^
	^
^	^
	^

SCHEDULE C

Member Interests

The individual Members have purchased or will purchase, pursuant to separate agreements between any of them and the Company, and the Company will issue, if not already issued to such person, the following Interests in the Company which, for the ease of administration, are expressed in the number of Units set out herein.

Member	**Interest Amount**	**Units Owned**
^	$ ^	^
^	$ ^	^

APPENDIX B
SUBSCRIPTION ESCROW AGREEMENT

SUBSCRIPTION ESCROW AGREEMENT (the "Agreement") executed this ____day of ________, 2004 ("Effective Date") by and among **AUGUSTA ENTERTAINMENT, LLC**, a Georgia limited liability company (the "Issuer") and **SOUTHTRUST BANK**, a state banking corporation organized and existing under the laws of the State of Alabama, as escrow agent ("Escrow Agent").

WHEREAS, the Issuer has filed an Offering Statement on Form 1-A with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, concerning the subscription and sale of 2,400 membership units in the Issuer with a minimum purchase requirement of 1,500 membership units ("Minimum Purchase") at the price of $1,000 per membership unit.

WHEREAS, each subscriber to the membership units has by their execution of the Subscription Agreement acknowledged and agreed to the terms of this Agreement.

WHEREAS, the Issuer and each subscriber propose to establish a escrow fund to be held by the Escrow Agent until the funds shall be released in accordance with the terms of Section 3 below.

NOW THEREFORE, in consideration of the promises and of the mutual covenants contained herein, the parties hereto agree as follows:

1. **APPOINTMENT OF ESCROW AGENT.** The Issuer and each subscriber do hereby appoint the Escrow Agent as escrow agent for the purposes described herein.

2. **ACCEPTANCE OF APPOINTMENT BY ESCROW AGENT.** The Escrow Agent does hereby accept the appointment as escrow agent and agrees to act on the terms and conditions described herein.

3. **ESCROW FUND.** All subscription fees generated in connection with the sale of membership units in the Issuer shall be deposited with the Escrow Agent ("Escrow Funds"). The Escrow Agent acts hereunder as a depositary. All deposits are warranted by each subscriber to be valid deposits. Escrow Agent is not responsible for or liable in any manner whatever for the sufficiency, correctness, genuineness and validity of any security, document, or other item, which is a part of the escrow deposits. The Escrow Agent shall hold, maintain and secure the Escrow Funds subject to the terms, conditions and restrictions herein described. Escrow Agent shall release Escrow Funds only in accordance with the instructions as set forth in **Exhibit "A"**, or as otherwise expressly set forth in this Agreement.

4. **INVESTMENT OF ESCROW FUND.** The Escrow Agent shall invest and reinvest the Escrow Funds in the investment(s) set forth in **Exhibit "B"**. Escrow Agent shall have sole discretion to select the brokers, dealers or other traders of securities in connection with the investment of Escrow Funds. During the term of this Agreement the Escrow Agent shall provide the Issuer with written monthly statements containing the beginning balance of the Escrow Funds, as well as all principal and income transactions for the statement period. Escrow Agent shall have the express authority to liquidate any and all investments consisting in whole or in part of Escrow Funds to make any and all payments under this Agreement.

5. **LIABILITY OF ESCROW AGENT.** The Escrow Agent shall not be liable for any loss to Escrow Funds resulting from the investment(s) enumerated in Exhibit "B". The Escrow Agent shall not be held liable for any action or inaction taken in good faith, except that it may be held liable for its own gross negligence or willful misconduct, if so determined by a court of competent jurisdiction. Under no circumstances shall the Escrow Agent be held liable for any special, indirect or consequential damages of any kind, even though the Escrow Agent may have been placed on notice of the likelihood of such loss.

6. **RIGHTS AND DUTIES OF ESCROW AGENT.** This Agreement shall represent the entire understanding of the parties hereto, and the Escrow Agent shall only be required to perform the duties expressly described herein, and no further duties shall be implied from this Agreement or any other written or oral agreement by and between the Escrow Agent and the Issuer made previous or subsequent to this Agreement. The Escrow Agent may rely upon any written instructions believed in good faith to be genuine when signed and presented by the requesting party and shall not have a duty to inquire or investigate the validity of any such written instruction. The Escrow Agent shall not be required to solicit funds from the Issuer or any subscriber in connection with this Agreement. The Escrow Agent shall be permitted to execute any and all powers under this Agreement directly or through its agents and/or attorneys, and shall be allowed to seek counsel from any professional regarding the performance of this Agreement, which professionals shall be selected at the sole discretion of the Escrow Agent. Should the Escrow Agent become uncertain as to its duties under this Agreement, it shall be permitted to immediately abstain from further action until such duties are expressly defined in writing by the Issuer and shall only be required to protect and keep the Escrow Funds in their current investment(s) until such time as a written investment direction from the Issuer is executed in accordance with Exhibit "A" or a court of competent jurisdiction shall render an order directing further action. Upon release of Escrow Funds as set forth in Exhibit "A" hereto, Escrow Agent shall be fully released from any and all further obligations, except for the provision of written notice to the other parties to this Agreement, setting forth in such notice the date of release of the Escrow Funds, the party to whom released, and the amount released. Such notification to be provided in the form of the Escrow Agent's final monthly statement.

7. **RESIGNATION AND SUCCESSION OF ESCROW AGENT.** The Escrow Agent may resign and be discharged of all duties and obligations under this Agreement by providing ten (10) days written notice of such resignation to the Issuer. If no successor escrow agent shall have been named by the Issuer at the expiration of the ten (10) day notice period, the Escrow Agent shall have no further obligations hereunder except to hold the Escrow Funds as a depository. Upon notification by the Issuer of the appointment of a successor escrow agent, the Escrow Agent shall promptly deliver the Escrow Funds and all materials and instruments in its possession which relate to the Escrow Funds to such successor, and the duties of the resigning Escrow Agent shall terminate in all respects, and it shall be released and discharged from all further obligations herein. The Escrow Agent shall have the right to withhold an amount equal to any amount due and owing the Escrow Agent, plus any costs and fees incurred by the Escrow Agent in connection with the termination of this Agreement. Any merger, consolidation or the purchase of all or substantially all of the Escrow Agent's corporate assets resulting in a new corporate entity shall result in the new corporate entity being considered a successor for the purposes of this Agreement, and the Escrow Funds shall be transferred to such entity without written consent or further action under this Agreement.

8. **TERMINATION OF ESCROW AGENT.** The Escrow Agent may be discharged from its duties under this Agreement upon thirty days (30) written notice from the Issuer and upon the payment of any and all costs and fees due to Escrow Agent. In such event, the Escrow Agent

shall be entitled to rely upon written instructions from the Issuer as to the disposition and delivery of the Escrow Funds to a successor escrow agent. Upon thirty (30) days after receipt of such written notice of termination, if no successor escrow agent has been named, the Escrow Agent shall immediately cease further action under this Agreement and shall have no further obligations hereunder except to hold the Escrow Funds as a depository.

9. **TAXES AND FEES.** In their subscription agreement, each subscriber represented that its Federal Tax Identification Number listed on its subscription agreement is true and correct and the Issuer represent that the Federal Tax Identification Number listed on Exhibit "A" as Issuer's is true and correct, and each subscriber and the Issuer represents that each will notify the Escrow Agent in writing immediately upon any change to such number. Issuer shall indemnify and hold harmless the Escrow Agent against and in respect to liability for taxes and/or any penalties or interest attributable to the investment of Escrow Funds by Escrow Agent pursuant to this Agreement. Issuer shall also agree to pay compensation for the services rendered by the Escrow Agent under this Agreement. Compensation for services rendered by the Escrow Agent shall be paid per the instructions set forth on **Exhibit "C"**, and in accordance with Exhibit "A", Issuer agrees to pay or reimburse the Escrow Agent for all expenses and disbursements, including attorney's fees, incurred in connection with the preparation, execution, performance, delivery, modification or termination of this Agreement.

10. **INDEMNIFICATION OF ESCROW AGENT.** Issuer shall indemnify, defend and hold harmless the Escrow Agent and its directors, officers, agents and employees from all loss, liability or expense arising from the execution and/or performance of this Agreement or the undertaking of any instructions from Issuer, except for those acts by the Escrow Agent which shall constitute gross negligence or willful misconduct, and such indemnification shall include attorney's fees. The Escrow Agent's right of indemnification shall survive the resignation or termination of the Escrow Agent and the termination of the duties described in this Agreement.

11. **NOTICES.** All communications, notices and instructions required herein shall be in writing and shall be deemed to have been duly given if delivered by hand or first class, registered or certified mail, return receipt requested, postage prepaid, and addressed as follows:

(a) If to Escrow Agent:

SouthTrust Bank
Corporate Trust Department
Attn.: Virginia Petty
Atlantic Station
2nd Floor
171 17th Street, N.W.Atlanta, Georgia 30363
404-214-1414 - Telephone
404-214-3700 - Facsimile

(b) If to Issuer:

Augusta Entertainment, LLC
Attn. Paul S. Simon
Riverfront Center

One 10th Street, Suite 340
Augusta, Georgia 30901
706-823-3302 - Telephone
706-823-3303 - Facsimile

With a copy to:

Douglas D. Batchelor
Hull, Towill, Norman, Barrett & Salley, P.C.
801 Broad Street
Suite 700
Augusta, Georgia 30901
706-722-4481 - Telephone
706-722-9779 - Facsimile

(c) If to any Subscriber:

The addresses set forth in the individual Subscription Agreements submitted by subscribers, which shall be maintained by the Issuer; provided however, that Escrow Agent shall have access to such agreements during the term of this Agreement.

In the event the Escrow Agent shall receive such written instructions and shall determine pursuant to its sole discretion that verification of such instructions shall be required, then the Escrow Agent shall be permitted to seek confirmation of such instructions by way of telephone contact to the author of such written instructions. Verification of the instructions by the purported author of the instructions called at the telephone number placed on the instructions shall serve to verify such instructions.

12. **ASSIGNMENT.** This Agreement shall not be assignable absent written consent of the parties hereto; provided however assignments of a subscriber's membership unit in accordance with the Issuer's Operating Agreement shall automatically assign to the new holder of record all of the subscriber's interest in this Agreement with respect to such unit, and shall not required written consent and any such successor or assignee of a subscriber shall be deemed to be a "subscriber" hereunder. Issuer shall promptly notify Escrow Agent of any changes in the owners of record providing Escrow Agent the name, address and federal tax identification number of such new members. Except as allowed herein, any assignment absent written consent shall be deemed void ab initio, except that the merger or acquisition of all or substantially all the assets of the parties shall not require written consent, but shall require written notice to all the parties hereto. Provided, however, any corporation into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation to which substantially all the corporate trust business of the Escrow Agent in its individual capacity may be transferred, shall be the "Escrow Agent" under this Agreement without further act and without written notice to any party. Notwithstanding the foregoing, all covenants contained in this Agreement by or on behalf of the parties hereto shall bind and inure to the benefit of such parties and their respective heirs, administrators, legal representatives, successors and assigns.

13. **MODIFICATION OF AGREEMENT.** This Agreement shall constitute the complete and entire understanding of the parties hereto, and shall supersede any and all prior agreements between or among them. The provisions of this Agreement shall not be waived, modified, amended, altered or supplemented, in whole or in part, except by a writing signed by all the parties hereto.

14. **CHOICE OF LAW.** This Agreement shall be governed and construed in accordance with the laws of the State of Georgia. The parties further waive any right to a trial by jury with respect to any judicial proceeding arising out of occurrences related to this Agreement.

15. **FORCE MAJEURE.** No party to this Agreement shall be liable to any other party for losses arising out of, or the inability to perform its obligations under the terms of this Agreement, due to acts of God, which shall include, but shall not be limited to, fire, floods, strikes, mechanical failure, war, riot, nuclear accident, earthquake, terrorist attack, computer piracy, cyber-terrorism or other acts beyond the control of the parties hereto.

16. **EXECUTION.** This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts together shall constitute one and the same instrument. The effective date of this Agreement shall be the date it is executed by the last party to do so.

17. **INVALIDITY OF A PROVISION.** If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provision shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ESCROW AGENT:

SOUTHTRUST BANK

By:______________________________
Its:______________________________

ISSUER:

AUGUSTA ENTERTAINMENT, LLC, a Georgia limited liability company

By:______________________________
Its:______________________________

Exhibit "A"

Disbursement of Escrow Funds.

Earnings on the Escrow Funds may be used, from time to time and when available, at the direction of the Issuer to pay fees or expenses related to the Escrow Funds, including reimbursement to the Issuer of fees paid directly by Issuer.

Upon Issuer's written notice to the Escrow Agent that: (i) the minimum number of units are sold (1,500) and (ii) the Issuer has approved and executed a Memorandum of Understanding with City of Augusta, Georgia regarding the proposed entertainment and sports arena, the Escrow Agent shall pay over to the Issuer all the Escrow Funds, by wire transfer or certified check, of immediately available funds, to Issuer's bank account, which account number shall be provided in Issuer's notification. Issuer shall have no right to the Escrow Funds until delivery of such notice.

The funds in escrow will be promptly returned to the subscribers if the conditions in both (i) and (ii) above have not been met by December 31, 2005, or earlier if the managers of the Issuer notify the Escrow Agent that they have determined, in their sole discretion, that either the minimum offering will not be met or that a satisfactory Memorandum of Understanding between the Issuer and the City of Augusta, Georgia will not be reached. In the event of a failure to meet the minimum offering conditions set forth in (i) above, the Escrow Agent, upon written notice from the managers of the Issuer, shall return the funds to the subscribers prior to the issuance of membership units (plus a prorata portion of any net earnings, after deducting the fees and expenses associated with this Escrow Agreement). In the event of a failure to reach a satisfactory Memorandum of Understanding as described in clause (ii) above, the managers of the Issuer will notify the Escrow Agent and the then current members of record of such failure; and the Issuer shall redeem such membership units by directing the Escrow Agent to pay $1,000 per membership unit (plus a prorata portion of any net earnings, after deducting the fees and expenses associated with this Escrow Agreement) to the current holder of record of each unit. Such written notices from the Issuer shall provide the Escrow Agent, to the extent applicable, with the names, addresses and federal tax identification numbers of the current holders of record, the number of membership units held by such member, the subscription fee paid by or on behalf of such member ($1,000 per membership unit), the date of the membership units were issued, and such other information as Escrow Agent may reasonably request.

Escrow Agent shall have no obligation to verify: (i) whether the minimum subscription has been met; or (ii) the existence of a Memorandum of Understanding; or (iii) that a Memorandum of Understanding will not be reached; or (iv) the identity of the members of record; rather the Escrow Agent may rely solely on the written notice from the Issuer's managers.

Notwithstanding anything to the contrary contained herein, the Escrow Agent shall not be required to distribute Escrow Funds that are not Collected Funds. "Collected Funds" shall mean funds received by Escrow Agent that have cleared normal banking channels (within ten (10) business days), unless funds are received by wire transfer. Each subscriber agrees to indemnify Issuer and Escrow Agent should subscriber's check be returned for any reason after Escrow Agent releases the subscriber's Escrow Funds. Furthermore, Issuer agrees to indemnify Escrow Agent should a subscriber's check be returned for any reason after Escrow Agent releases the subscriber's Escrow Funds to Issuer.

Federal Employer Identification Number or Social Security Number of Issuer and subscribers.

Issuer—20-0229550
Subscribers—as set forth in the individual subscription agreements.

Exhibit "B"

Escrow Funds are to be invested in the SouthTrust U.S. Treasury Money Market Fund or a similar money market fund that the Escrow Agent uses for the investment of short term funds; provided, funds may be invested only in cash or cash equivalents.

Exhibit "C"

ACCEPTANCE FEES

Acceptance fee - $750.00

ANNUAL FEES

Escrow deposits consisting of assets and/or cash to be held pending the lapse of time or notice to disperse shall bear the following fees per annum:

$2,500 Annual Administration Fee

Transaction Fees:

Preparation of Receipts	$ 2.50
Return of subscription price to investors, each	$25.00
Each disbursement of funds over one per quarter	$10.00
Check preparation, each	$5.00

Acceptance Fee and the Administration Fee are payable when the account is funded. In the event the account does not fund, the Escrow Agent will be entitled to receive the fees set forth above upon receipt by the Issuer of the Escrow Agent's invoice.

The Annual Administration Fee will be billed for each subsequent year, if applicable.

An additional $500.00 per annum will be added to any account that does not invest in the SouthTrust U. S. Treasury Money Market Fund or any other fund that the Escrow Agent uses for investment of short-term funds.

All accounts are subject to standard charges for out of pocket expenses, including but not limited to, courier services, printing, and legal fees that will be billed at cost to the customer. Application of fees to any account is subject to the review of the escrow documents and structure of the financing.

Transaction charges will be billed quarterly, in arrears. Escrow Agent shall have the right to alter its fees from time to time by publication of a new fee schedule. Any revision in fees charged will become effective 30 days after written notice of the new schedule is mailed to the address as shown on the records of the Bank.

As set forth in Section 9 of the Agreement, Issuer shall be liable for the compensation to be paid to Escrow Agent, as set forth herein.

PLEASE NOTE: *This fee proposal is based upon our current understanding of the transaction and is contingent upon our review and acceptance of the governing document. It is also subject to qualification under our account acceptance criteria. If our duties or the characteristics of the transaction change, we reserve the right to revise our fees accordingly.*

Appendix C

Arena operating projections

We developed various economic and performance projections for the proposed arena, which have been presented to the City with respect to our proposal related to the proposed arena. The projections were developed prior to contractual discussions or agreements with the City and are too uncertain and preliminary to have relevance to you in your investment decision. The following is a summary discussion of some of the potential sources of income and expenses for the proposed arena. This is a preliminary sample analysis, and is not a projection of actual results for the proposed arena.

Discussion of Projected Arena Operating Results

Revenues

General Gate, Club Seat Gate and Reimbursable Expenses

The number of events and event attendance would drive operating results of the proposed arena. The sample event calendar assumes that leases co-terminus with the maturity of the private financing are entered into between the proposed arena and each of the Augusta Lynx, the Atlantic Coast Cutting Horse Association and the National Barrel Horse Association. The Lynx play 36 home games each ECHL season, at least one home pre-season exhibition game; the two horse shows combine to present events on 17 days. Thus, the event calendar is "anchored" by 54 event days obligated to under long-term agreements with the "anchor tenants." Projected attendance for those events has been based upon league averages of the ECHL, historical Augusta hockey and horse show attendance and discussions with both horse show and hockey management. Because Augusta Entertainment now owns the Lynx, and because of Mr. Morris' involvement in the two sponsors of the equestrian events, we believe that the anchor tenants would be willing to enter into long-term agreements for use of the proposed arena.

We have developed the remaining sample event calendar and attendance forecasts based upon Civic Center history, discussions with family show and concert promoters, a review of actual and projected events and attendance at comparable and competitive buildings in the Southeast. The existing Civic Center has become one of the smallest public assembly facilities in metropolitan areas that are the size of Augusta and geographically competitive to the Civic Center. The proposed arena would have many revenue-generating features that are not present in the existing Civic Center. Premium seating including 22 suites and 500 club seats (with club) would provide enhanced revenues from event attendance. The increase in capacity to 10,000 would allow larger concerts and family shows. The advancement in advertising technology would allow for improved advertising signage and revenue generation. Increases in the amount and quality of concessions would allow for better sales per person.

General gate and related revenues (including club seat gate and reimbursable expenses) is a product of the number of events, the number of people attending, the average ticket price and the rental agreement between the proposed arena and the event. We have obtained average ticket price estimates from management of the Lynx and the horse shows. In our projections to the City, lease terms with respect to the hockey team were estimated at approximately 10% higher than those paid, on average, by all ECHL teams in the 2002-2003 season. Rental rates and reimbursable expenses are combined in one rent item for the hockey team. Lease terms with respect to the horse shows were based upon historical terms between the shows and the Coliseum Authority. Average ticket prices and lease rates for all other events are estimates based upon comparable venue results and industry averages. We have assumed that for all events, except hockey games, that day of game (reimbursable) expenses incurred by the proposed arena would be paid by the event. These expenses include, but are not limited to such items, as ushers, security, first-aid personnel, ticketing services, maintenance and cleaning, fire protection, scoreboard operation, etc.

Club seat attendance is based upon the assumption that club seat licenses would be sold with hockey season tickets included and licensees receiving the right of first refusal to purchase their seats for every other event in the building. The attendance estimates reflect a combination of sales to licensees and, because the club seats are amongst the best located seats in the building for almost all event types, sales to the general public if a licensee declines purchase. All sales of club seat tickets are in addition to general admission ticket sales.

Our sample projection assumes total ticket sales of all types (general and premium seating) of approximately 455,000 people. The following table displays the assumptions we have used with respect to the sample event calendar:

Event Type	Events	General Admission Attendance	General Admission Ticket Price	Base Rent	Reimbursed Expense
ECHL-Tot. Reg. Season	36	2,500	$11.44	$5,202	
ECHL-Exhibition Pre-Season	1	1,500	10.40	5,202	
Horse Shows Days of Competition	17	1,500	13.53	2,809	$3,700
Major Sports - NHL / NBA Exhibitions	1	7,000	39.54	8,323	5,000
College Basketball-Regular Season	2	3,000	17.17	5,202	5,000
Misc. Sports	1	4,000	15.61	3,121	5,000
Wrestling	2	7,500	20.81	5,202	6,000
Motor Sports	3	8,000	15.61	5,202	8,000
Ice Shows	1	6,500	41.62	5,202	6,000
Circus	5	4,000	15.61	5,202	8,000
Other Family Shows	15	4,100	15.61	5,202	5,000
Concerts-major	4	9,200	57.22	5,202	6,000
Concerts-minor	7	5,000	40.58	5,202	6,000
Religious Events	4	8,000	16.65	5,202	4,000
Misc.	4	2,000	5.72	5,202	4,000
High School/Local Events	15	2,000	5.83	1,040	1,000
Boxing	1	5,000	17.17	4,162	5,000

THE ABOVE LIST IS A SAMPLE CALENDAR. THIS IS NOT A PROJECTION OF THE ACTUAL EVENTS OR REVENUES EXPECTED FROM THE PROPOSED ARENA.

Concessions, Novelties and Catering

Revenues from consumption of food and beverages, whether on the concourse (concessions) or in the premium seats (catering) is a product of the number of people in the building, the average spending by each person, and the amount of the revenue retained by the proposed arena. We have adjusted proposed ticket sales to reflect both a "no-show" factor and the issuance of complimentary tickets. Average spending per person has been projected based upon history, our knowledge of spending in comparable buildings and our expectations with respect to both the number of points of sales and the diversity of items that will be sold. We have assumed that Augusta Entertainment would not fund the acquisition and installation of concession and kitchen equipment in the proposed arena. As a result, we project that the concessionaire would pay to the proposed arena 45% of all gross concession sales. The percentage of catering sales is lower reflecting higher costs of wait service to the suites and club seats. In addition, the hockey team and the horse shows would receive 25% of gross sales of concession items at their events. The hockey team would receive 15% of gross catering sales at its events.

The proposed arena would expect to receive 12% of all novelty sales, a level expected to fund the cost of providing sales personnel to make those sales. The proposed arena would neither receive any income from hockey team or horse show novelty sales nor incur any expense with regards to those sales.

Parking

The "Regency Mall" site is a controlled, enclosed site that would enable the proposed arena to both provide ample, close-in, convenient parking and to capture revenues from that capability. Parking revenues are based upon adjusted attendance as described above and a projected $4 per car parking rate. Again, in our proposal, the hockey team and the horse shows would receive 25% of the revenues from parking at their events. Net parking revenues for the proposed arena are after projected costs of operations of 25%.

Premium Seating

Revenues from the licensing of suites and club seats and the per-event rental of party suites are expected to be a major new source of revenue at the proposed arena. 22 12-person suites, 2 24-person party suites and 500 club seats (with access to a private club) are programmed in the proposed building design. We project that 20 of the 22 suites could be licensed at an annual cost of $35,000 (including tickets to all events and parking passes). Augusta and Augusta Entertainment are each assumed to receive rights, at no cost, to one suite. Of the 20 licensed suites, 4 are expected to be packaged with other advertising and commercial rights – naming rights, pouring rights and exclusivity with respect to each of the two main lobbies would be primary opportunities. The suites would be licensed on a multi-year basis with a modest inflation rate included. The party suites are projected to be rented on an event-by-event basis for a fee of $500/event (tickets and catering to be purchased separately). We proposed that the hockey team and the horse shows would receive that fee when the suites are rented for their events.

Club seats would be individual seats, in the most desirable location of the building. Licensing privileges would include access to a private arena club and close-in dedicated parking. An initial inventory of 500 club seats would be programmed. Revenue projections reflect the assumption of the sale of 90% of this inventory at a license fee of $1,200/seat, the rebate to the team of its season ticket portion of that license fee and the payment of a sales commission to the person selling the license. Club seats would also be licensed on a multi-year contractual basis with a modest inflation rate included.

Advertising, Signage and Commercial Rights

Projected to be the single largest component of revenues of the proposed arena, these projections reflect the commercial opportunities available in a new building design and program. In addition to naming, pouring and presenting sponsor exclusive rights discussed above, a modern video scoreboard and auxiliary system, with LED display could generate $100,000 of gross sales. Permanent signage within the bowl would be limited to the scoreboards and an LED display system thereby creating exclusivity for advertisers, a more intimate fan experience and higher revenues per commercial category. $170,000 of gross bowl signage revenue in addition to the packaged and separate concourse fixed signage inventory may generate revenues of $175,000 per year. Other primary categories of arena rights inventory would include both the directional signs and the cup-holders that would be attached to every seat.

Other Revenues

Three significant streams comprise the forecast of other revenues. A facility charge of $1.00 per ticket, except on high school and other local government events, would be collected. Fees charged for the sale of tickets, either through a ticketing system, or via a box-office charge back to the event for tickets sold as "walk-ups". Finally, tickets would be sold in advance of the event and the ticket income held in escrow and paid to the promoter and performer at settlement, at or shortly after the event. The proposed arena would earn interest income during that period.

Expenses

Personnel

Approximately 60% of the operating costs of the proposed arena may be spent on personnel – both permanent and day of game staff. Salary and benefits are projected to cost approximately $1,300,000 for a permanent 27 person operating staff. This staff roster would include all executive, financial, marketing, operations, maintenance and security personnel required to operate and maintain the proposed arena in first-class order.

General, Administrative, Operations and Management

These costs are projected to comprise approximately 30% of the annual expenses of the proposed arena. The largest cost components of this category are utility and insurance expenses. Administrative and maintenance expenses and management fees comprise additional significant projected costs. Senior management fees of $150,000 per year, inflated annually, would be paid to ScheerGame. Augusta Entertainment would not expect to pay ScheerGame any incentive management fee.

Repairs, Replacement and Reserves

The remaining approximate 10% of operating expenses would be spent on the capital plant of the building – both repairing capital items and reserving funds on an annual basis for major replacement and renewal items. This reserve would be a substitute for a funded depreciation account and is sized to reserve, out of operating income, 0.5% of the projected combined building construction and equipment cost of $60,000,000 or $300,000 annually.

Summary of Arena Operations
Project Income, Debt Service and Distributions of Net Operating Income

The cash flow projections of proposed arena operating results specifically assume the conditions of the proposed Memorandum of Understanding, which has not been entered into with Augusta. The projections also assume credit terms and conditions of a bank loan. No discussions with any commercial lender have occurred as of this date with respect to such a loan. The projections and assumptions with respect to the order of payment of monies from operating revenues of the proposed arena have been developed based upon experiences gained from structuring other similar transactions. Said experiences and conditions may not be applicable to the transaction proposed for Augusta.

Operating revenues for the proposed arena are assumed to first pay arena operating expenses and then debt service on a commercial bank loan whose proceeds would provide monies for proposed arena design and construction. At the same time, it is assumed that excess monies from a separate tax-exempt bond issue sized within a $2,000,000 annual transfer from Augusta of hotel and excise taxes currently being used to pay debt service on the Augusta-Richmond County Coliseum Authority bond issue, would be used to pay arena repair, replacement and reserve expenses. Operating revenues of the proposed arena, after payment of debt service on the commercial bank loan, would be used first to fund any deficits remaining with respect to repairs, replacement and capital reserve expenses. Remaining monies would be split equally between Augusta, the commercial bank lender to pre-pay principal on the loan and Augusta Entertainment. The commercial bank lender's rights to a share of proposed arena income shall terminate with the final payment of the loan.

APPENDIX D
FORM OF
SUBSCRIPTION AGREEMENT

This Subscription Agreement ("Subscription Agreement") is entered by AUGUSTA ENTERTAINMENT, LLC, a Georgia limited liability company (the "Company") and the Investor whose name, address and other information appear on the last page of this Subscription Agreement ("Investor"), pursuant to the Company's Offering Circular dated as of ________, 2004 (the "Offering Circular"). In consideration of the mutual promises contained in this agreement and the performance and payment described in this agreement, the sufficiency and receipt of which is acknowledged, the parties agree as follows:

SECTION ONE

SUBSCRIPTION AND CLOSING

A. Investor must fully complete this Subscription Agreement. By submitting this Subscription Agreement, Investor agrees to become a member in the Company and to purchase _____ membership units in the Company for $1,000.00 per unit and agrees to be bound by the provisions of the Company's Operating Agreement and this Subscription Agreement. The Company's managers may accept or reject all or any part of this subscription in their sole discretion. Acceptance will only occur when the Company notifies the Investor, in writing, of the number of unit(s) Company has accepted. If the Company rejects part, but not all, of the Investor's subscription, the actual number of membership units issued to and purchased by Investor shall be as evidenced by the Company as "ACCEPTED ". The Investor:

☐ will accept fewer membership units than requested above by Investor, but not less than _____ membership unit(s) for $1,000 per membership unit.

☐ will not accept fewer membership units than initially requested by Investor, in which case this Subscription Agreement will be deemed null and void should the Company reject the full subscription request.

B. No fractional membership units will be available.

C. This Subscription Agreement is irrevocable by the Investor; provided that if the Company does not accept the Investor's subscription by December 31, 2005 the Subscription Agreement shall be null and void.

D. To subscribe the Investor must complete all the blanks in the Subscription Agreement and return the completed Subscription Agreement to:

Augusta Entertainment, LLC
Attn: Paul S. Simon
Riverfront Center Suite 340
One 10th Street
Augusta, Georgia 30901

E. Upon the Company's acceptance of this Subscription Agreement, the Company shall notify the Investor of the amount due from the Investor. Within five days of such notice, the Investor shall make payment to the Company in care of SouthTrust Bank, as Escrow Agent for Augusta Entertainment, LLC, at the following address:

SouthTrust Bank

Attn: David Hogg
Riverfront Center
One 10th Street
Augusta, Georgia 30901

The Investor may pay by check made payable to "SouthTrust Bank, as Escrow Agent for Augusta Entertainment, LLC", but the Investor shall not become a member until the check has been honored and immediately available funds have been received by the Escrow Agent. If timely payment is not received, the Company shall have the right (but not the obligation) to terminate this Agreement without issuing the membership units, and without prior notice. Upon timely receipt of payment from the Investor and after the Escrow Agent has received aggregate payments totaling $1,500,000 from all investors in the offering, the Investor shall immediately become a member of the Company and the Company will enter the Investor's name and number of units purchased in the Company's Member Interests Register.

F. The Escrow Agent shall hold the funds paid by the Investor pursuant to that certain Subscription Escrow Agreement dated _____________ ____, 2004 between the Company and SouthTrust Bank (the "Escrow Agreement"), which is incorporated herein by reference. In general, the Escrow Agreement is substantially in the form included as Appendix "B" of the Company's Offering Circular and, under the Escrow Agreement:

(i) SouthTrust Bank shall deposit all funds received from all investors purchasing units pursuant to the Offering Memorandum in escrow pending receipt of the minimum offering amount (i.e. $1,500,000 for 1,500 units), after which the Company will issue the membership units to investors.

(ii) Following receipt of the minimum offering amount and the issuance of thememembership units to Investor, SouthTrust Bank shall continue to hold all funds received from all investors purchasing units pursuant to the Offering Memorandum in escrow pending the Company's approval and execution of a Memorandum of Understanding with the City of Augusta, Georgia regarding a proposed entertainment and sports arena. If such a Memorandum of Understanding between the Company and the City of Augusta, Georgia is approved and executed, the Company shall notify the Escrow Agent and the Escrow Agent shall transfer the subscription funds together with any earnings thereon to the Company's account.

(iii) The funds in escrow will be promptly returned to the investors if the conditions in both (i) and (ii) above have not been met by December 31, 2005, or earlier if our managers notify the escrow agent that they have determined in their sole discretion that either the minimum offering will not be met or that a satisfactory Memorandum of Understanding between the Company and the City of Augusta, Georgia will not be reached. In the event of a failure to meet the minimum offering condition described in clause (i), the Escrow Agent shall return the funds to the Investors prior to the issuance of membership units to the Investor (plus any net earnings, after deducting the fees and expenses associated with the Escrow Agreement). In the event of a failure to reach a satisfactory Memorandum of Understanding as described in clause (ii) above, the Company will notify the Escrow Agent and the then current members of record; and the Company shall redeem such membership units by directing the Escrow Agent to pay $1,000 per membership unit (plus any net earnings, after deducting the fees and expenses associated with the Escrow Agreement) to the current holder of record of each such unit.

This preceding sentence is a general description of the Escrow Agreement, but shall not amend or modify the Escrow Agreement. In the event of any conflict, the terms of the Escrow Agreement shall control.

SECTION TWO

AVAILABILITY OF INFORMATION

Investor represents that Investor has received, or had access to, any and all information Investor deems relevant to make an informed investment decision and has had an opportunity to review these items with Investor's advisors. Further, Investor acknowledges that Investor has received the Offering Circular, including the Company's Operating Agreement. Investor acknowledges that Investor has had the opportunity to ask questions of and receive answers from the Company's manager and other persons acting on the Company's behalf concerning the terms and conditions of the offering and concerning the Company, and has also had the opportunity to obtain any additional information necessary to verify the accuracy of the information contained in the Offering Circular.

SECTION THREE

INVESTOR'S REPRESENTATIONS

By execution of this Subscription Agreement, Investor represents and warrants that:

A. Investor has the full power and authority to execute and deliver this Subscription Agreement and to subscribe to the interest as described herein. The execution and delivery of the Subscription Agreement have been duly authorized by all necessary action on the part of the Investor and will constitute the legal, valid and binding agreement of the Investor, enforceable against the Investor in accordance with the terms hereof. Investor is acquiring the units for Investor's own account as a long-term investment and not with the intent to distribute or sell them. The Investor agrees not to offer, sell, transfer, pledge, hypothecate or otherwise dispose of, directly or indirectly, all or any part of the Investor's interest in the Company or any interest therein, except in accordance with the terms of the Operating Agreement and applicable provisions of law, including, without limitation, the registration requirements of the Securities Act (defined below) or an exemption therefrom, and any applicable state securities laws. The Investor acknowledges that no public or other market for interests in the Company now exists or is likely to exist in the future.

B. Investor has fully completed the Subscription Agreement. The execution and delivery of this Subscription Agreement by the Investor, the consummation by the Investor of the transactions contemplated hereby and the performance by the Investor of the Investor's obligations hereunder, will not conflict with, or result in a violation of or default under, any provision of any governing instrument applicable to the Investor, or any agreement or instrument to which the Investor is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Investor or any of the Investor's properties.

C. Investor does not own any interest in any hockey team not in the East Coast Hockey League located within fifty (50) miles of the Augusta-Richmond County Civic Center or the proposed site for the new arena.

D. The Investor understands that (i) the offering and sale of interests in the Company have not been registered under the Securities Act of 1933, as amended (the "Securities Act") in reliance on the exemption contained in Section 3(b) thereof, and the interests in the Company will not be able to be resold without registration under the Securities Act or an exemption therefrom and from any applicable state securities laws, (ii) the offering and sale of interests in the Company have not been registered under the securities laws of any state or other jurisdiction and (iii) neither the Operating Agreement nor the Offering Circular has been approved by the Securities and Exchange Commission or any state securities commission or any similar body or agency of any other jurisdiction.

E. Investor understands that Investor may be required to bear the economic risk of the investment for an indefinite period of time, because of the lack of marketability of the membership units.

F. Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment in the Company and acknowledges the speculative nature of the investment and that Investor may lose Investor's entire investment and that such a loss would not cause undue economic hardship for Investor.

G. The funds submitted by Investor will be good and readily available funds. Investor understands Investor's subscription may be rejected if Investor's funds are not honored and Investor shall indemnify and hold the Company harmless for all losses/damages associated with the Investor's failure to make payment under this Agreement for any reason. Furthermore, Investor shall indemnify the Escrow Agent should Investor's check be returned for any reason after the Escrow Agent releases the Investor's funds.

H. The Investor is a resident of the State of Georgia, or an entity organized in the State of Georgia or an entity qualified to do business and having a place of business in the State of Georgia. [Note: if the foregoing sentence is not true, the Investor may strike through said sentence and should contact the Company to determine if Investor can qualify as a subscriber for membership units.]

I. The Investor is a "United States person" and confirms that the Taxpayer Identification Number shown on the signature page hereof is true, correct and complete and that the Investor is not subject to backup withholding either (i) because the Investor has not been notified that the Investor is subject to backup withholding as a result of a failure to report all interest or dividends or (ii) because the Internal Revenue Service has notified the Investor that the Investor is no longer subject to backup withholding.

NOTE: For the purposes of this Section the definition of a "United States person" includes:

- a citizen or resident of the United States;
- a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state thereof;
- an estate the income of which is subject to United States federal income taxation regardless of its source; or
- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

J. The Company prohibits the investment of funds by any persons that are acting, whether directly or indirectly (x) in contravention of any United States, international or other money laundering laws, regulations or conventions, or (y) on behalf of terrorists or terrorist organizations, including those persons that are included on any relevant lists, including the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control, all as may be amended from time to time ("Prohibited Investments").

INSTRUCTIONS: For subparagraph (1), choose Alternative "A" or Alternative "B"; subparagraphs (2) through (5) apply to all Investors

☐ Alternative "A" - Investor is the Beneficial Owner of the Interest

1. The Investor (x) is subscribing for the interest in the Company for the Investor's own account, own risk and own beneficial interest, is not acting as an agent, representative, intermediary, nominee or in a similar capacity for any other person, nominee account or beneficial owner, whether an individual or an entity (an "Underlying Beneficial Owner"), and no Underlying Beneficial Owner will have a beneficial or economic interest in the interest in the Company being purchased by the Investor, and (y) if the Investor is an entity, it has carried out thorough due diligence as to and established the identities of its investors, directors, officers, beneficiaries and grantors (to the extent applicable), now holds and will maintain all evidence of such identities for at least five years from the date that the Investor no longer has any interest in the Company and will make such information available to the managers of the Company upon request and does not have the intention or obligation to sell, distribute, assign or transfer all or any portion of the interest in the Company to any Underlying Beneficial Owner.

☐ Alternative "B" - Investor is not the Beneficial Owner of the Interest

1. The Investor (x) is subscribing for the interest in the Company as a record owner

and will not have a beneficial ownership interest in the interest in the Company, (y) is acting as an agent, representative, intermediary, nominee or in a similar capacity for one or more other persons, nominee accounts or beneficial owners, whether individuals or entities or both (an "Underlying Beneficial Owner"), and understands and acknowledges that the representations, warranties and agreements made in the Subscription Agreement are made by the Investor with respect to both the Investor and the Underlying Beneficial Owners, and (z) has all requisite power and authority from the Underlying Beneficial Owners to execute and perform the obligations under this Subscription Agreement.

2. The proposed investment by the Investor in the Company, whether made on the Investor's own behalf or on behalf of any one or more Underlying Beneficial Owners, is not a Prohibited Investment, any future investment that the Investor may make in the Company will not be a Prohibited Investment and the Investor will promptly notify the Company of any change in the Investor's status or the status of any Underlying Beneficial Owners.

3. Notwithstanding anything to the contrary contained in any document (including any side letters or similar agreements), if, following the Investor's acquisition of the interest in the Company, it is discovered that the Investor's investment is a Prohibited Investment, the Investor's interest shall be deemed to have been redeemed by the Company effective immediately and the Investor shall have no claim arising out of such redemption for any form of damages against the Company, the managers, any of their respective affiliates or any of their respective directors, managers, members, partners, shareholders, officers, employees and agents, other than, if permitted by applicable law, the right to receive payment for its redeemed interest in the Company for the original subscription price (or the then value of the interest) offset by any damages or expenses incurred by the Company in connection with the Prohibited Investment.

4. The managers and the Company may release confidential information about the Investor and, if applicable, any Underlying Beneficial Owner(s) to proper authorities, if the managers, in their sole discretion, determine that it is in the best interests of the Company in light of relevant rules and regulations concerning Prohibited Investments.

5. Any proceeds of the interest in the Company paid to the Investor pursuant to the foregoing paragraph (3) or otherwise will be paid to the same account from which the Investor's investment in the Company was originally remitted, unless the managers in their sole discretion, agree otherwise.

SECTION FOUR

RELIANCE BY COMPANY

Investor acknowledges that Investor understands the Company and its managers are relying upon the accuracy of the representations and warranties by Investor as contained in this Subscription Agreement and that Investor would not be permitted to purchase any of the membership units if any representation or warranty were known to be false.

SECTION FIVE

COMPANY'S REPRESENTATIONS

By the execution of this Subscription Agreement, the Company represents and warrants that, as of the date the Company executes this Subscription Agreement:

A. The Company has received and accepted Subscription Agreements for the sale of at least 1,500 membership units pursuant to the Offering Circular.

B. The original members, Frank J. Lawrence and Shivers Hockey Investment, LLC each have fully paid their capital contributions of $150,000 each.

C. The Company and its members have executed and delivered an Amended and Restated Operating Agreement substantially in the form attached as Appendix A to the Offering Circular, which is in full force and effect as of such date.

D. The Company and SouthTrust Bank have executed and delivered a Subscription Escrow Agreement substantially in the form attached as Appendix B to the Offering Circular, which is in full force and effect as of such date.

E. The Company has the full power and authority to execute and deliver this Subscription Agreement and to sell the interests as described herein. The execution and delivery of the Subscription Agreement have been duly authorized by all necessary action on the part of the Company and will constitute the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with the terms hereof.

F. The execution and delivery of this Subscription Agreement by the Company, the consummation by the Company of the transactions contemplated hereby and the performance by the Company of the Company's obligations hereunder, will not conflict with, or result in a violation of or default under, any provision of any governing instrument applicable to the Company, or any agreement or instrument to which the Company is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Company or any of the Company's properties.

SECTION SIX

GENERAL

When accepted by the managers of the Company, this Subscription Agreement (i) shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, (ii) shall survive the admission of the Investor as a member of the Company, and (iii) shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons. Subscription Agreements rejected by the Company shall automatically become null and void. By submitting this Subscription Agreement, the Investor acknowledges and agrees to the terms of the Escrow Agreement.

SECTION SEVEN

HEADINGS

The headings in this Subscription Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Subscription Agreement.

SECTION EIGHT

GOVERNING LAW

The laws of the State of Georgia shall govern this Subscription Agreement.

SECTION NINE

SUBSEQUENT DEVELOPMENTS

If at any time prior to the closing of the purchase and sale of the interests in the Company, any of the representations, warranties, statements or other information contained herein concerning the Investor ceases to be true, the Investor will promptly so notify the managers and promptly provide corrected and updated information in writing.

I ACKNOWLEDGE THAT I HAVE READ THE FOREGOING CAREFULLY AND THAT ALL WARRANTIES, REPRESENTATIONS, EXPRESSIONS OF UNDERSTANDING, AND OTHER STATEMENTS ARE TRUE. I UNDERSTAND THAT I AM OFFERING TO SUBSCRIBE TO AN INTEREST AS A MEMBER IN AUGUSTA ENTERTAINMENT, LLC, A GEORGIA LIMITED LIABILITY COMPANY, AND SUBJECT TO ACCEPTANCE OF MY SUBSCRIPTION BY THE COMPANY. I ACKNOWLEDGE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND SUBJECT TO SUBSTANTIAL RISKS, WHICH I AM WILLING TO ASSUME. I UNDERSTAND THAT MY OFFER TO SUBSCRIBE IS IRREVOCABLE; PROVIDED THAT IF THE COMPANY DOES NOT ACCEPT MY SUBSCRIPTION AGREEMENT BY DECEMBER 31, 2005, THE SUBCRIPTION AGREEMENT SHALL BE NULL AND VOID. I UNDERSTAND THAT MY SUBSCRIPTION MAY BE REJECTED BY THE COMPANY IN ITS SOLE DISCRETION AT ANY TIME PRIOR TO ITS ACCEPTANCE, AND THAT ACCEPTANCE IS EVIDENCED ONLY BY WRITTEN NOTIFICATION FROM THE MANAGER OF THE COMPANY.

INVESTOR:	COMPANY:
______________________ Signature(s) of Investor	AUGUSTA ENTERTAINMENT, LLC
______________________ Signature(s) of Investor	BY______________________ AS ITS:______________________
______________________ Print Name(s) of Investor	ACCEPTED BY COMPANY FOR ______ UNITS ON THIS ______ DAY OF _______, 200___
______________________ Tax Identification Number:	
______________________ ______________________ ______________________ ______________________ Address of Investor	
______________________ Daytime Phone Number(s) of Investor	
Type of Ownership: ☐ Individual ☐ Joint tenants (with rights of survivorship) [all joint tenants individuals must complete the Subscription Agreement] ☐ Tenants in Common (no rights of survivorship) [all tenants in common must complete the Subscription Agreement]	
DATE:____________	

COMPLETED SUBSCRIPTION AGREEMENT SHOULD BE RETURNED TO:

Augusta Entertainment, LLC
Attn. Paul S. Simon
Riverfront Center Suite 340
One 10th Street
Augusta, Georgia 30901

PART III — EXHIBITS

Index to Exhibits

(a) Previously filed as an Exhibit to the Form 1-A dated March 25, 2004.

(b) Previously filed as an Exhibit to Amendment No.1 to the Form 1-A dated June 17, 2004.

UNDERTAKINGS

This Offering Statement relates to an offering of securities to be made on a continuing basis by the issuer. The offering will commence promptly upon qualification of this Offering Statement, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness.

The undersigned issuer hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this offering statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the offering statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was covered by the offering statement) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the distribution spread table on the cover page of the offering statement in the effective offering statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the offering statement or any material change to such information in the offering statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new offering statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from the Regulation A exemption from registration by means of a post-effective amendment any of the securities being described which remain unsold at the termination of the offering.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, State of Georgia, on August 5, 2004.

AUGUSTA ENTERTAINMENT, LLC

By: Frank J. Lawrence,

as its: Manager (the sole manager, chief executive officer, and chief financial officer)

This offering statement has been signed by the following person in the capacities and on the date indicated.

Frank J. Lawrence,
As Manager (the sole manager, chief executive officer, and chief financial officer)

Date: August 5, 2004

EXHIBIT 6.5

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding entered into MAY 28, 2004 200_, between **AUGUSTA ENTERTAINMENT, LLC. ("Augusta Entertainment") a Georgia limited liability company and SCHEERGAME SPORTS DEVELOPMENT, LLC. ("ScheerGame") a South Carolina limited liability company** for the purpose of outlining the general parameters of the relationship between the firms for the development, financing, construction and operation of a proposed multi-purpose sports and entertainment arena (the "Arena") to be located in Augusta, Richmond County, Georgia on all or a portion of the property formerly known as Regency Mall.

WITNESSETH:

WHEREAS, Frank Lawrence and William S. Morris, III have retained ScheerGame in Proposals and Agreements dated January 17, 2002, November 14, 2002 and January 27, 2003 hereby attached to provide feasibility and pre-development consulting services to them with respect to the conceptualization, siting and pre-development of the Arena, said services covering a period of time from initiation of a feasibility study through an election by voters of Richmond County to consider the extension of the Special Purpose Local Option Sales Tax ("SPLOST");

WHEREAS, Mr. Lawrence and Mr. Morris, through Shivers Hockey Investment, LLC, have assigned their interests in the Arena project, including their ownership interests of the Augusta Lynx (the "Lynx"), a franchise in the East Coast Hockey League (the "ECHL"), and their contract rights and obligations with ScheerGame to Augusta Entertainment;

WHEREAS, Augusta Entertainment has presented a **MEMORANDUM OF UNDERSTANDING** to **AUGUSTA, GEORGIA ('Augusta")** that proposes a public/private partnership to develop, finance, construct and operate the Arena (the "Augusta MOU");

WHEREAS, said Augusta MOU requires a number of specific duties, roles and obligations of Augusta Entertainment and Augusta Entertainment has retained ScheerGame to discharge certain of those commitments to Augusta;

WHEREAS, Augusta Entertainment and ScheerGame propose to enter into definitive agreements wherein ScheerGame will provide development, construction oversight, arena management and associated services as required to Augusta Entertainment assuming the approval of the Arena project in the contemplated SPLOST V referendum.

WHEREAS, this Memorandum of Understanding is intended to document certain agreements between the parties that have been reached verbally and under which the parties have been acting.

Section 1. History of the Relationship. Scheer Game, under the Scope of Services of the Agreement dated January 17, 2002, created a development plan for the Arena, presented it to Messrs. Lawrence and Morris in October, 2002 and to Augusta in November, 2002. In the proposal dated November 14, 2002, ScheerGame defined the tasks required to complete the project, i.e. to reach building opening. The Agreement dated January 27, 2003 tasked

ScheerGame with providing services required through a SPLOST referendum, then projected for July, 2003.

Subsequently, Messrs. Lawrence and Morris purchased the Lynx in September 2003 with the advice and assistance of ScheerGame and formed Augusta Entertainment assigning their interests in the project and the Lynx to that Company. The companies, recognizing the compatibility of their working relationship, the extended delay in the schedule of the SPLOST referendum and the scope of work required to complete the project, as contemplated in the November 14, 2002 proposal, have agreed to certain terms with respect to their relationship, many of which were included in the Augusta MOU. In general, the parties contemplate that ScheerGame will, either by contract or as a result of its equity interest in Augusta Entertainment, provide, other than management of the Lynx, the development services that Augusta Entertainment commits to provide to Augusta and the community in the Augusta MOU.

Section 2. ScheerGame Services

(A) ScheerGame shall provide those services agreed to in the January 27, 2003 Agreement through the SPLOST V referendum.

(B) ScheerGame shall provide development structuring, financing and consulting advice to Augusta Entertainment after SPLOST approval.

(C) ScheerGame shall act as program manager overseeing the pre and post-financing design and construction of the Arena as contemplated in the Augusta MOU.

(D) ScheerGame shall provide Arena pre-opening and post-opening management and operating services, managing, maintaining, promoting and operating the building as contemplated in the Augusta MOU.

(E) ScheerGame shall provide additional services as agreed upon that may include, but shall not be limited to sales and marketing efforts and hockey team consulting and/or management.

Section 3. ScheerGame Compensation

(A) ScheerGame, in recognition of the uncompensated efforts it has made and will have made prior to the referendum, shall receive 5% of the units of Augusta Entertainment at offering.

(B) ScheerGame shall receive an additional 5% of the outstanding units of Augusta Entertainment upon SPLOST V approval.

(C) ScheerGame shall have the right to designate one person to be on the board of Augusta Entertainment.

(D) ScheerGame will receive market-based compensation for its program management services.

(E) ScheerGame will receive market-based compensation for its arena management services.

(F) ScheerGame will receive market-based compensation for any additional services that it may provide.

Section 3. Definitive Agreements

It is contemplated that definitive agreements will be entered into between ScheerGame and Augusta Entertainment subsequent to voter approval of SPLOST V and execution of the Memorandum of Understanding and prior to project financing.

IN WITNESS WHEREOF, the parties have executed this Memorandum of Understanding this 28 day of May, 2004.

AUGUSTA ENTERTAINMENT, LLC.

By: ______________________
Its Manager

SCHEERGAME SPORTS DEVELOPMENT, LLC

By: ______________________
Its Manager

EXHIBIT 6.5

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding entered into May 28, 2004, between **AUGUSTA ENTERTAINMENT, LLC. ("Augusta Entertainment") a Georgia limited liability company and SCHEERGAME SPORTS DEVELOPMENT, LLC. ("ScheerGame") a South Carolina limited liability company** for the purpose of outlining the general parameters of the relationship between the firms for the development, financing, construction and operation of a proposed multi-purpose sports and entertainment arena (the "Arena") to be located in Augusta, Richmond County, Georgia on all or a portion of the property formerly known as Regency Mall.

WITNESSETH:

WHEREAS, Frank Lawrence and William S. Morris, III have retained ScheerGame in Proposals and Agreements dated January 17, 2002, November 14, 2002 and January 27, 2003 hereby attached to provide feasibility and pre-development consulting services to them with respect to the conceptualization, siting and pre-development of the Arena, said services covering a period of time from initiation of a feasibility study through an election by voters of Richmond County to consider the extension of the Special Purpose Local Option Sales Tax ("SPLOST");

WHEREAS, Mr. Lawrence and Mr. Morris, through Shivers Hockey Investment, LLC, have assigned their interests in the Arena project, including their ownership interests of the Augusta Lynx (the "Lynx"), a franchise in the East Coast Hockey League (the "ECHL"), and their contract rights and obligations with ScheerGame to Augusta Entertainment;

WHEREAS, Augusta Entertainment has presented a **MEMORANDUM OF UNDERSTANDING** to **AUGUSTA, GEORGIA ('Augusta")** that proposes a public/private partnership to develop, finance, construct and operate the Arena (the "Augusta MOU");

WHEREAS, said Augusta MOU requires a number of specific duties, roles and obligations of Augusta Entertainment and Augusta Entertainment has retained ScheerGame to discharge certain of those commitments to Augusta;

WHEREAS, Augusta Entertainment and ScheerGame propose to enter into definitive agreements wherein ScheerGame will provide development, construction oversight, arena management and associated services as required to Augusta Entertainment assuming the approval of the Arena project in the contemplated SPLOST V referendum.

WHEREAS, this Memorandum of Understanding is intended to document certain agreements between the parties that have been reached verbally and under which the parties have been acting.

Section 1. History of the Relationship. Scheer Game, under the Scope of Services of the Agreement dated January 17, 2002, created a development plan for the Arena, presented it to Messrs. Lawrence and Morris in October, 2002 and to Augusta in November, 2002. In the proposal dated November 14, 2002, ScheerGame defined the tasks required to complete the project, i.e. to reach building opening. The Agreement dated January 27, 2003 tasked

ScheerGame with providing services required through a SPLOST referendum, then projected for July, 2003.

Subsequently, Messrs. Lawrence and Morris purchased the Lynx in September 2003 with the advice and assistance of ScheerGame and formed Augusta Entertainment assigning their interests in the project and the Lynx to that Company. The companies, recognizing the compatibility of their working relationship, the extended delay in the schedule of the SPLOST referendum and the scope of work required to complete the project, as contemplated in the November 14, 2002 proposal, have agreed to certain terms with respect to their relationship, many of which were included in the Augusta MOU. In general, the parties contemplate that ScheerGame will, either by contract or as a result of its equity interest in Augusta Entertainment, provide, other than management of the Lynx, the development services that Augusta Entertainment commits to provide to Augusta and the community in the Augusta MOU.

Section 2. ScheerGame Services

(A) ScheerGame shall provide those services agreed to in the January 27, 2003 Agreement through the SPLOST V referendum.

(B) ScheerGame shall provide development structuring, financing and consulting advice to Augusta Entertainment after SPLOST approval.

(C) ScheerGame shall act as program manager overseeing the pre and post-financing design and construction of the Arena as contemplated in the Augusta MOU.

(D) ScheerGame shall provide Arena pre-opening and post-opening management and operating services, managing, maintaining, promoting and operating the building as contemplated in the Augusta MOU.

(E) ScheerGame shall provide additional services as agreed upon that may include, but shall not be limited to sales and marketing efforts and hockey team consulting and/or management.

Section 3. ScheerGame Compensation

(A) ScheerGame, in recognition of the uncompensated efforts it has made and will have made prior to the referendum, shall receive 5% of the units of Augusta Entertainment at offering.

(B) ScheerGame shall receive an additional 5% of the outstanding units of Augusta Entertainment upon SPLOST V approval.

(C) ScheerGame shall have the right to designate one person to be on the board of Augusta Entertainment.

(D) ScheerGame will receive market-based compensation for its program management services.

(E) ScheerGame will receive market-based compensation for its arena management services.

(F) ScheerGame will receive market-based compensation for any additional services that it may provide.

Section 3. Definitive Agreements

It is contemplated that definitive agreements will be entered into between ScheerGame and Augusta Entertainment subsequent to voter approval of SPLOST V and execution of the Memorandum of Understanding and prior to project financing.

IN WITNESS WHEREOF, the parties have executed this Memorandum of Understanding this 28 day of May, 2004.

AUGUSTA ENTERTAINMENT, LLC.

By: ______________________
Its Manager

SCHEERGAME SPORTS DEVELOPMENT, LLC

By: Steven A Stein
Its Manager

EXHIBIT 6.5

SCHEERGAME
SPORTS DEVELOPMENT, LLC

JAN 23 2001

STEVEN A. STERN
Managing Director

sstern@scheergame.com

2215 South Third Street • Suite 203
Jacksonville Beach, FL 32250
904-242-7206
904-242-7208 (fax)

January 17, 2002

Mr. Frank Lawrence, President
Augusta Stallions Football Club
3480 Wrightsboro Road
Augusta, GA 30909

Mr. William Morris, III
Chairman and CEO
Morris Communications Corp.
P.O. Box 936
Augusta, GA 30903-0906

Dear Frank and Billy,

ScheerGame Sports Development, LLC. is pleased to submit this letter of interest and proposed scope of services to provide certain conceptual project design and financial feasibility studies regarding the development of the proposed multi-purpose new sports and entertainment arena and the redevelopment of the existing Augusta/Richmond Civic Center.

ScheerGame was conceived and formed by industry leaders who believed that a more efficient, expedient, accountable process could be created to develop sports and entertainment facilities. We have combined together a development team of world leaders in their respective industries – AON Risk Services, Bank of America, HOKSport and Turner Construction. The aim of this integrated approach is to deliver to a client any or all of the elements required to successfully create a state of the art, fan friendly, venue that maximizes the development objectives of its owner. The benefits of our integrated approach include the reduction or elimination of economic and financial risk in the construction process (and, under certain scenarios operating risks once the building is open), delivery of the project on time and on budget in a manner that reduces project costs and expenses, and the creation of private dollars that can maximize project financing capacity. ScheerGame is led by financing, sports marketing and management, development and legal experts with more than 125 years of experience. The firm's principals that will work with you on this project have both a long history of successfully implementing difficult development partnerships that bring projects to conclusion and a range of industry relationships that may prove beneficial to practical aspects of this particular project. These experiences and relationships include:

- Chairman of the Board of the af2
- Immediate Past Chairman of the Board, and current Executive Committee Member, ECHL
- Founder and Chairman, Marquette University Sports Law Institute
- Author, *The Stadium Game* (2nd edition published March, 2001)

Milwaukee, WI

Charlotte, NC

Greenville, SC

Manchester, NH

Tampa, FL

www.scheergame.com

SCHEERGAME

- Venue and market consultants to the NBA on the creation and initial market selection of the NBDL
- Program Manager, City of Jacksonville, Fl., overseeing development of $165 million Sports Complex including new arena and ballpark
- Investment Banker, Development Consultant, Owners Representative, Verizon Wireless Arena for the Manchester (NH) Monarchs (AHL)
- Developer and Team Owner (ECHL's Greenville Grrrowl and af2's Carolina Rhinos), Investment Banker, BI-LO Center, Greenville, SC
- Co-Developer, College of Charleston Arena (College of Charleston Cougars)
- Marketing and management executive, Chicago Wolves (IHL), Milwaukee Admirals (IHL) and Jacksonville Lizard Kings (ECHL)
- Marketing executive, Clear Channel Communications and PGA Tour's First Tee Program
- Investment Banker and Financial Analyst, Tropicana Field, Ice Palace and Raymond James Field (MLB's Devil Rays, NHL's Lightning and NFL's Buccaneers respectively)
- Investment Banker and Financial Analyst, 4 Spring Training Facilities including current renovation of Vero Beach's Dodgertown

Kansas City-based HOK Sports Facilities Group is recognized as the world's leading architectural firm in the planning, design and renovation of sports facilities. With a staff of more than 300 architects, planners and support personnel dedicated solely to sports architecture, HOK Sport has defined venue design in the United States and internationally at every sports level, and has been involved with more than 500 sports projects. Key personnel within the Sports Facilities Group offer experience and involvement in numerous sports and public assembly projects for governments, professional teams and universities.

Arena Experience:

- Xcel Energy Center, St. Paul, Minnesota
- Pepsi Center, Denver, Colorado
- Philips Arena, Atlanta, Georgia
- Gaylord Entertainment Center, Nashville, Tennessee
- United Center, Chicago, Illinois
- Manchester, Verizon Wireless Arena
- Giant Center, Hershey, Pennsylvania
- World Arena, Colorado Springs, Colorado
- The E Center, West Valley, Utah
- Jacksonville Arena, Jacksonville, Florida

SCHEER GAME

Mr. Frank Lawrence
1/17/02
Page 3

The Turner Corporation is recognized as the largest construction manager in the United States. Annually, the company performs work on over 1,000 projects, employing a staff of more than 4,200 people and completing approximately $6 billion of construction. Through its 41 office local network, the company offers a complete range of construction services, from general construction, construction management, through program management, project management, design/build, to services such as maintenance, planning and pre-construction and feasibility studies. Turner's Georgia office, opened in 1976, is a full-service operation of over 130 full-time professionals working throughout the state and completing more than $250 million of construction annually. The Turner Construction Sports Group was created to focus the breadth of the company's resources on the unique aspects of sports construction. Turner's first sports project, a stadium for Harvard University in 1906, has led to a deep, specialized practice that has been ranked by *Engineering News-Record* as the largest in the nation in 2001.

Arena Experience:

- Nationwide Arena, Columbus, Ohio
- Rose Garden, Portland, Oregon
- Gaylord Entertainment Center, Nashville, Tennessee
- Gund Arena, Cleveland, Ohio
- Arrowhead Pond, Anaheim, California
- Key Arena Renovations, Seattle, Washington
- Jacksonville Arena, Jacksonville, Florida
- Sovereign Center, Reading, Pennsylvania
- Alltel Arena, Little Rock, Arkansas
- Crown Coliseum, Fayetteville, North Carolina
- E Center, West Valley, Utah

The following outlines our scope of services, timing and fees that would guide this contract.

SCOPE OF SERVICES

PHASE I – CONCEPTUAL PROJECT DESIGN AND COSTS

Based upon our preliminary discussions, HOKSport will develop preliminary programming and design concepts for a 10,000-12,000 seat arena that would be home to the af2's Stallions and the Lynx or another ECHL club. The building would be a fully functional multipurpose facility capable of staging the full range of family show and concert entertainment as well as numerous civic events. The venue would also be the show building for major horse shows with all requisite supporting buildings and facilities developed as a part of the Project.

Task 1: Gain an Understanding of the Programming and Project Needs

Upon selection and receipt of authorization to proceed, HOK, Turner and ScheerGame will meet with you and any other appropriate client Representatives to gain an understanding of the following:

a. Football and hockey team requirements
b. Horse show requirements
c. Seating capacity and premium seating opportunities and requirements
d. Site alternatives
e. *Uses*, opportunities, problems, potential alternatives for existing Civic Center
f. Existing facilities, requirements, and site information including identification of sites to be studied; context maps @ 1" = 200"; site survey information @ 1" = 50"; aerial photography; city/county master plan documents. Listing of key people who will participate in this initial study.

Task 2: Conduct a Site Study for the Proposed Arena

Using three alternative site options that you provide to HOKSport, HOK and ScheerGame will conduct a preliminary site evaluation. This assessment will include (1) urban design, (2) transportation, (3) site characteristics, (4) costs, and (5) timing, and (6) potential for auxiliary real estate and economic development.

1. Urban Design
- Scale compatibility
- Adjacent Land Uses
- Facility image and visibility
- Linkages

2. Transportation
- Intuitive assessment of vehicular/pedestrian characteristics

3. Site Characteristics
- Site size
- Site configuration
- Topography

4. Costs
- Cursory assessment of site premiums

5. Timing
- Development schedule compatibility

6. Potential for auxiliary real estate and economic development
- Analyze adjacent or surrounding lands from the perspectives of capacity, expandability, flexibility, usability, viability and affordability for other forms of real estate and economic development

Task 3: Create a Conceptual Design for the Proposed Arena

HOKSport will develop a conceptual design of the new Arena and all associated facilities required to house the expected horse show anchor tenants. Programming will include goals, expectations, and other issues such as:

- Capacities and frequencies of uses
- Unique support requirements
- Opportunities for off-site development relationships
- Adjacencies of uses
- Potential revenue enhancements
- Strategies for flexibility of use
- General character of facilities
- Benchmark facilities currently in operation

This design concept will include initial space programming estimates as well as sketches that can be used in public discussions of the proposed Project. Conceptual floor plans and sections of the new arena will be developed. One color conceptual rendering of the seating bowl and one of the exterior will be developed showing the character of the facility.

Task 4: *Estimate the Preliminary Costs of the Proposed Arena*

Based upon the information provided in Tasks 2 and 3, Turner Construction will prepare a preliminary estimate of the construction costs required to erect the proposed project. It is expected that this estimate would include an initial preliminary forecast of the costs of constructing the buildings and related facilities as well as parking.

Task 5: *Create a Conceptual Design of the Redeveloped Existing Civic Center*

Based upon the information obtained in Task 1, HOK will provide a conceptual design of an alternative use of the existing Augusta/Richmond Civic Center. This design concept will include initial space programming estimates as well as sketches that can be used in public discussions of the proposed Project. A conceptual floor plan and section of the Civic Center will be developed. One color conceptual rendering of the exterior will be developed showing the character of the facility.

Task 6: *Estimate the Preliminary Costs of the Proposed Redevelopment*

Based upon the information provided in Task 1 and 5, Turner Construction will prepare a preliminary estimate of the construction costs required to erect the proposed project. It is expected that this estimate would include an initial preliminary forecast of the costs of redeveloping the building and developing, if necessary, any additional parking resources.

Task 7: *Estimate the Total Preliminary Project Costs*

Based upon the information provided in Tasks 4 and 6, ScheerGame will provide an initial, preliminary estimate of the total costs required to develop the new arena/horse show facility and redevelop the existing Civic Center. This estimate is likely to be very preliminary but is intended to provide to all parties an initial estimate of the total financing requirements so that a credible financing plan and public/private partnership may be structured. Thus, costs that may be estimated, may include, but not be limited to:

a) Furniture, fixtures and equipment
b) Fees including those for design, construction and development
c) Site and site-related costs
d) Infrastructure requirements

e) Owners general requirements (insurance, testing, lender's costs, pre-opening expenses)
f) Development expenses (legal, marketing, developer representative, public bodies)
g) Contingencies
h) The outstanding debt on the Civic Center
i) Other soft costs
j) Note: financing costs would not initially be estimated because the form of financing will not be known at this point.

PHASE II – PRELIMINARY FINANCING AND GOVERNANCE STRUCTURE

Task 1: Gain an Understanding of Horse Show Operations

ScheerGame will interview current horse show management and gain a preliminary understanding of event calendar, operating revenues and expenses from and for the facility as well as income statement estimates for a events in the new facility.

Task 2: Assemble a Projection of Operating Expenses and Revenues

Based solely upon the information obtained in Task 1, Phases I and II and information currently available to us, ScheerGame will develop a preliminary projection of operating revenues and expenses for the proposed arena. This projection will not be based upon any independent estimate of market demand or any studies of market capacities, demographics or tenant or promoter opportunities. It will be an aggregate projection of:

a) An event calendar
b) Summary revenue categories of rental, concessions, parking, advertising, other revenues
c) Contractual income including premium seating, naming and exploitation of other commercial rights
d) Operating costs
e) Capital reserves
f) Income available for debt service

Task 3: Gain an Understanding of Public Financing and Governance Issues

ScheerGame will meet with appropriate public officials in Augusta/Richmond County and Columbia County to assess the following:

a) The powers and authority of the Augusta/Richmond Coliseum Authority
b) The existing debt of that authority as well as the capacity of the revenue streams pledged to outstanding bond issues
c) Public financing options to finance the redevelopment of the existing Civic Center
d) Options to share the repayment of the debt on the existing Civic Center
e) Governance options with Augusta and Columbia County and other interested governments
f) Public revenue streams in each County or other government that may be available to finance the public portion of the Project
g) Opportunities for State funding of portions of the project
h) Appropriate structures for structuring public/private partnerships in the region

Task 4: *Create an Estimate of the Private Financing Capacities of this Development*

ScheerGame will develop projections of the level of debt financing that project revenues can support. This preliminary analysis will consider both bank and bond market structuring alternatives as well as capacities for direct and indirect beneficiary contributions. Certain financing opportunities may be site specific.

Task 5: *Create a Public/Private Financing and Development Strategy*

ScheerGame will recommend a preferred development scenario and establish the related financial parameters around that choice. This funding and financing strategy will consider the estimated project costs, available public funds, building related revenues, other private revenues, redevelopment of the existing Civic Center, retirement of the outstanding debt on the existing arena, and governance structures.

Task 6: *Create a Basis for the Public and Private Parties to Proceed*

ScheerGame, with appropriate counsel, will develop a proposed Memorandum of Understanding that the parties of the transaction could enter into. This Agreement could serve both as an initial development agreement and as a political basis to move the project forward. The MOU could define the parties involved and their relationships, the Project (defined as development of the new facility and redevelopment of the existing venue), a finance plan that shares the capital cost burdens, the treatment of operating and construction risk and the participation in benefits of the new facility.

SUMMARY OF FINDINGS

Upon conclusion of the research tasks outlined in this scope, our team will prepare a report presenting our key findings and conclusions. Included in the report will be an assessment of all the issues outlined in our scope of services. Upon your review of our draft report, we will issue a final report. The results of this final report and work will be available for ongoing development planning decisions. It is understood that our findings and recommendations will be one of several factors that you will consider in making your final decision regarding the pursuance of this project.

NEXT STEPS

It is agreed that should the public/private partnership proceed with the plan developed, or some facsimile thereof agreeable to the parties, by ScheerGame, HOKSport, and Turner Construction, those parties will be retained, at market competitive compensation levels to be agreed upon, to implement the design, construction, marketing, and development coordination services required to complete the project.

OPTIONAL PHASE III SERVICES

In addition to the scope items presented earlier, there are at least two additional services we can cause to be provided that address the financial considerations of this proposed project. These two services deal with the market and financial feasibility of the projects and its economic and fiscal impact. These optional services should be provided by a contractor independent of the development team and its consultants so that the validity of the conclusions reached on the viability of the project will be credible, both publicly and privately. These services are briefly outlined below.

Task 1: Analyze the Market and Financial Feasibility of the Arena

This study would assess the market needs in potential demand sectors. Facility design, staffing, funding and the operations are all tied to the events that a facility is expected to accommodate. The financial and cost assessment of the project derives from the market analysis and underlies any feasible funding alternatives. In summary form, the following steps would be included in this study:

SCHEERGAME

Mr. Frank Lawrence
1/17/02
Page 10

list

a) Gain an understanding of available background information
b) Profile select demographic and corporate market characteristics
c) Evaluate competitive arena facilities
d) Survey users and promoters
e) Assess sports tenants
f) Profile comparable arenas and horse show facilities
g) Project venue facility utilization
h) Prepare a building program based on the market needs
i) Prepare preliminary cost estimates
j) Outline lease/rent assumptions
k) Assemble a projection of operating revenues and expenses
l) Create a development plan and financing strategy

Task 2: ***Analyze the Economic and Fiscal Impacts Associated with the Proposed Arena Project***

As part of the analysis, it may be necessary to determine the benefits that could be received as a result of this project. This assessment would evaluate the potential overall economic impact of the proposed project in terms of its effect on the surrounding communities and the private development land uses currently in place.

These economic impacts will be measured in terms of spending, employment and tax revenues to local jurisdictions and the State of Georgia. This economic/fiscal analysis would include the following components for both the construction and ongoing operations:

- Direct and indirect spending by:
  - Sports team(s)
  - Fans
  - The facility
  - Construction companies
  - Independent operators
  - Promoters
  - Other, as appropriate

- Direct and indirect employment

- Direct and indirect earnings

- Tax revenues to the State, Counties and City government from hotel occupancy tax, sales tax, corporate income tax, ticket tax and others deemed appropriate.

- Fans
- The facility
- Construction companies
- Promoters
- Other, as appropriate

- Direct and indirect employment
- Direct and indirect earnings
- Tax revenues to the State and City government from hotel occupancy tax, sales tax, corporate income tax, ticket tax and others deemed appropriate.

TIMING

Studies of this type typically take ten to twelve weeks to complete once authorized. In order to communicate issues, we anticipate that the study will be an interactive process. We will discuss preliminary findings throughout the project. In advance of any Client work sessions, appropriate materials will be submitted in order to communicate our findings and conclusions. Upon completion of the study, we will issue a draft report for your review. Upon mutually agreed upon review comments, we will issue our final report.

PROFESSIONAL FEES AND EXPENSES

We have estimated our total fees for the scope of services outlined based on our familiarity with the required steps to complete this project. Our professional fee estimate by phase is as follows:

SCHEERGAME

Phase I - Site, Design and Cost Analysis	$50,000
Phase II – Governance and Funding Analysis	$45,000
Total	$95,000

Optional components of the scope of services were also presented for your consideration. Should these services be required, we can conduct this work in conjunction with Phase II or subsequent to its completion. The professional fees for these services are as follows:

Optional Services (estimated, not quoted)	
Market and Financial Feasibility Study	$50,000
Economic and Fiscal Impact Analysis	$20,000

In addition to our professional fees, we would bill you for out-of-pocket expenses at our actual cost. Out-of-pocket expenses include travel related costs such as lodging, meals and transportation, as well as clerical services such as report reproduction, telephone and messenger service.

Invoices will be submitted throughout the engagement and will be due upon receipt. Our fee is not contingent upon our analysis and all progress bills for fees are to be paid before we issue our final report.

Please indicate your acceptance of this proposal by signing four copies below and returning the same to me. Execution of this proposal does not include the commissioning of either the financial feasibility or economic impact studies. If a decision is made to obtain either of those studies, we shall do so by amendment to this agreement.

If you have any questions regarding our submittal, please call me at (904) 242-7206. On behalf of our project team, we look forward to the opportunity of working together on this exciting project.

Very truly yours,

Steven A. Stern

SCHEERGAME

STEVEN A. STERN
Chief Executive Officer

sstern@scheergame.com

2215 South Third Street • Suite 203
Jacksonville Beach, FL 32250
904-242-7206
904-242-7208 (fax)

November 14, 2002

Mr. Frank Lawrence
Augusta Stallions Football Club
3480 Wrightsboro Road
Augusta, GA 30909

Mr. William S. Morris, III
Chairman and CEO
Morris Communications Corp.
P.O. Box 936
Augusta, GA 30903-0906

Dear Frank and Billy,

With our forthcoming presentation of the development plan for the new arena/equestrian center combined with a vision of possible downtown redevelopment, we have completed the initial Phase of the project. Phase I could have been called - Creating the Partnership. The remaining two phases – Creating the Development and Realizing the Development are in front of us.

The purpose of this letter is to describe to you our views of the tasks of the forthcoming phases of the project and to propose a contractual relationship between ScheerGame and your development entities to complete those tasks.

__The Remaining Stages of the Process - Overview__

Phase II – **Creating the Development** – begins with the political process of obtaining referendum approval of the extension of the current SPLOST program. A Memorandum of Agreement (MOA) between the public and private partners on the Arena project will need to be developed early in this stage of development. The MOA will allocate the roles, responsibilities and obligations of each of the partners as well as describe the funding partnership of the Phase II development (pre-financing) costs. This MOA may or may not be entered into, and legislative approval obtained, prior to the referendum. The timing of this MOA is very much a political decision. It is expected that the SPLOST V referendum will be held in late Spring, 2003, a schedule determined by the required public hearing process for SPLOST and driven by the need to commence design and construction of the judicial center.

Assuming a successful referendum and execution of the MOA, the remainder of this Phase II comprises the heavy lifting of development. The tasks of this phase include completing the acquisition of the site, designing the arena, the equestrian complex and the road system to the point that a Guaranteed Maximum Price may be obtained from Turner, the construction manager. We need to bring the sports franchises together under one ownership and conduct marketing campaigns to pre-sell premium seating and certain commercial rights (naming, pouring, advertising, etc.). We need to obtain the public commitments, deliver private capital commitments including any guarantees that the Public Bodies and/or lenders might require, negotiate all of the financing and business documents that

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SCHEERGAME

will underlie the transactions with particular emphasis on the core – the operating agreement(s), the franchise lease(s), the horse show lease(s), the development agreement, the construction management agreement and the intergovernmental agreement with Richmond County, Columbia County and any other public entities.

It is difficult to predict how long it will take to complete this body of work due to certain factors that have not been settled. I am assuming that the Riverwatch Parkway site remains the project location. If, instead, the site selection process is revisited in order to select a different site, an additional 2-6 months, or more if it becomes politically contentious, could be added to the following schedule estimates. Once the referendum passes, the design phase is likely to take 8-9 months. It will take 1-2 months to staff up to accomplish the work in the later part of Phase 2 – it probably is not prudent to expend substantial private funds beginning the development work until after the referendum passes. Thus, on a fast-track schedule, it is reasonable to expect this Phase to take at least one year to complete.

The complexity of the development – particularly the number of public and private parties involved – cautions against overly optimistic completion schedules. This Phase concludes with successful funding – issuance of the tax-exempt bonds and delivery of private equity and debt capital. Certain SPLOST V bonds will likely be issued before the arena private debt is closed – it is an open question whether Richmond County will issue SPLOST V bonds for the arena until the private capital is ready to be closed.

The substantial pre-funding development capital costs of this Phase, reimbursable from financing, should be borne by both the public and private partners in a manner determined in the MOA.

Phase III – **Realizing the Development** – is the construction, opening and ongoing real estate development portion, if any, of the project. Construction of the arena and equestrian complex should be completed within an 18-24 month period.

The remainder of this memorandum will detail, in outline form, many of the tasks and/or issues that will be addressed and resolved in each phase of the process. This outline is not intended to be all-inclusive but rather to be illustrative and informative of both the complexity of the transaction and the way that that complexity can be managed to successful conclusion. The memorandum concludes with a proposal for ScheerGame involvement in the project.

SCHEERGAME

Phase II – Creating the Development

Part A – Obtaining Public Funding

1. Participate in the Referendum Campaign
   a. Produce presentation materials on project
   b. Make public presentations as requested
   c. Represent developers as directed
   d. Work with Augusta on financing plans
2. Create Memorandum of Agreement
   a. Allocate Roles, Responsibilities, Obligations of the Parties
      i. Specify Developer Roles
         1. Contributions of pre-financing development capital
         2. Developer of arena and assumption of construction risk
         3. Operations of arena, who assumes operating risk
         4. Long-term commitment of hockey and football franchises, horse shows
         5. Development fees and construction cost overrun guarantees
         6. Creation of integrated site master plan
         7. Developer of adjacent real estate
         8. Capital contributions
         9. Development Fee
         10. Operator of Building
      ii. Specify Public Bodies Roles
         1. Identify the Public Bodies involved
         2. Assemblage and delivery of construction ready site
         3. Incentives, zoning, abatement, permitting and other real estate assistance/participation mechanisms for adjacent real estate
         4. Tax-exempt financing contributions
         5. Grants/donor contributions
         6. Governance
      iii. Partnership Issues
         1. Funding of Phase II development costs
         2. Sharing of net benefits of arena
         3. Governance, budgeting, reporting issues
         4. Schedule of Development
         5. Requirements for Phase II financing approvals
      iv. Memorandum of Agreement
         1. Codification of all plans and agreements reached in Phase I including site, financing, parties to transaction

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2. Definitive Agreement to:
   a. Work together
   b. Proceed to Phase II
   c. Jointly fund Phase II
   d. Developer delivery of league approvals of franchises subject to completion of lease negotiations and venue financing
   e. Developer delivery of horse show commitments subject to completion of lease negotiations and venue financing.
3. Will require legislative and executive approval of each Public Body participating in the project.

Part B – Creating the Development

1. Acquiring/Controlling the Site
   a. Site physical evaluation – soil, water, etc.
   b. Site legal evaluations – restrictions, covenants, zoning, etc.
   c. Parking analysis
   d. Traffic issues, further studies if necessary
   e. Environmental assessments and plans
   f. Archeological assessments
   g. Utility plans – relocations, improvements, etc.
   h. Road and circulation issues
   i. Zoning and permitting for new project
   j. Options, takings, eminent domain or other methods of site control and acquisition if necessary or as determined.
2. Designing the Building
   a. Final seating capacities
   b. Anchor tenant requirements
   c. Arena – concert and family show requirements
   d. Arena – horse show requirements
   e. Equestrian facilities – other support building requirements
   f. Premium seating plans
   g. "Back of the House" requirements – locker rooms, storage, show production, food service, security, maintenance
   h. Spectator comforts and service
   i. Food, beverage and merchandising plans including "exhibitor building" for equestrian events
   j. Loading docks and marshalling yards
   k. Barns, corral, pens and special horse and cattle requirements
   l. Handicapped accessibility and parking
   m. Scoreboards, message boards, advertising, partnership commercial rights delivery systems (LED), marquees, optimizing interstate exposure

SCHEERGAME

n. Exterior design – building "skin" and "look" – what does the building feel and look like – what does it say about Augusta
o. Master site plan – integration of arena and equestrian venues with other potential development
p. Completion of concept, schematic, design development phases of design process. Construction documents to the point of obtaining Guaranteed Maximum Price bid with acceptable contingencies (probably in neighborhood of 50-60% completion of construction documents).

3. Obtaining a Guaranteed Maximum Price Bid/Protecting against Construction Risk
   a. Determine construction delivery system
   b. Confirm selection of Turner Construction
   c. Conduct cost-estimating, design review, budget reconciliation and, if necessary, value engineering process during conceptual, schematic, design development and initial construction document design phases
   d. Determine with parties and lenders necessity of completion guaranty insurance in addition to GMP
   e. Determine approach to and levels of liquidated damages
   f. Determine reserve approach for cost overruns and resolve assumption of responsibilities for risk
   g. Providing for Minority Participation
4. Consolidate Ownership of Professional Sports Franchises/Develop Marketing Approaches
   a. Purchase Lynx or enter into working agreement
   b. Determine whether new af2 franchise will be purchased and located in Augusta
   c. Develop community and corporate relationship strategies – civic and corporate partners
   d. Develop consistent, integrated, managed public relations strategy
   e. Develop premium seating campaign – determine marketing approaches – founding partnerships, naming opportunities, community banking leadership, advertising partners, targeted mix of premium seating types – suites, loges, club seats, etc.
   f. Select parties to the transaction to reinforce integration into community – legal, financing, banking, architecture, contracting, advertising, public relations, minority enterprises, etc.
   g. Pre-sell sufficient levels of seating, commercial rights inventories in order to obtain private financing commitments:
      i. Sales models, sales force, marketing and public relations campaign
5. Structure the Financing Agreements
   a. Development Agreement

    i. Determine relationship of sports franchises/Lawrence interests and horse shows/Morris interests in developer relationships
    ii. Includes Augusta, Columbia County, any other Public Bodies including potentially Aiken County and the State of Georgia, and any separate bond issuer if an existing or newly created Authority or other political subdivision
    iii. All capital and operating obligations, guarantees, assumptions of risks, fees and payments by all parties covering every aspect of the project – the umbrella agreement

b. For the arena/Protecting against Operating Risk
    i. The hockey, football and horse show lease agreements
    ii. The operating agreement
        1. Who will be the manager
        2. Operating standards and duties
        3. Repair and replacement/capital expenditures
        4. Cash flows and returns to public bodies
        5. Hotel and alcohol tax cash flows available for operating deficits/guarantees against operating deficits
        6. Monies available for debt service
        7. Termination, quiet enjoyment, replacement
    iii. The concessions agreement
    iv. The suites, club seats and other licensing agreements
    v. Naming rights, pouring rights, founding partnerships, advertising and other commercial rights agreements

c. For the adjacent real estate
    i. Development agreement
    ii. Obtain anchor tenant development agreements
    iii. Pre-sell or pre-lease determined level of inventory for lending requirements (see financing arrangements)

d. For the construction
    i. Construction management agreement with Turner
    ii. Architect contract with HOK
    iii. Program management functions with ScheerGame (included in developer responsibilities in development agreement)
    iv. Real estate acquisition agreements
    v. Minority participation programs
    vi. Insurance programs

e. For Financing
    i. Analytical requirements
        1. Operating pro-forma of the building
        2. Capital budget
        3. Repair and replacement analysis and projections

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4. Finance plans including debt service and related schedules
5. Any additional feasibility studies
6. Appraisals
7. Potentially, during referendum campaign, economic impact studies

ii. Public Financing
1. Determine governance structure
2. Determine how to bring in Columbia County, Aiken County contributions
3. Determine issuer(s) – Augusta SPLOST and other government contributions
4. Obtain State funding
5. Tax analyses – private activity and private payment in particular
6. Obtain political approvals of identified public revenue streams to service tax-exempt debt other than Augusta backed SPLOST bonds
7. Develop and execute any intergovernmental agreements

iii. Private Financing
1. Equity requirements for arena capital contributions
2. Guarantees of monies available for debt service
3. Guarantees, if any required from private sector, against operating deficits
4. Loan document covenants – financing requirements of pre-sale of contractual income, collateral of franchises and pledge re: equestrian events, security interests in other agreements, cash flow sweeps, sharing of bottom line with developer, teams, horse shows and governments
5. Leasehold mortgage and indirect real estate security instruments

iv. Real Estate Development
1. Equity requirements
2. Pre-sale, pre-lease requirements
3. Public contributions – infrastructure, tax increment development, if any, and tax agreements
4. Parking agreements

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6. Completing the Project Financing
    a. Close Arena and Real Estate simultaneously
        i. Bond purchase agreements
        ii. Loan agreements
        iii. Governance agreements
        iv. Acquisition agreements
        v. Operating, lease and other business agreements

Phase III – Realizing the Development

There should be no need for any new agreements during construction. Once financing is complete, little is different in process about the arena construction process from other major public building projects. Marketing the contractual income of the arena and positioning the franchises and the horse shows will be an ongoing coordinated effort of all of the Lawrence/Morris and ScheerGame interests. Tenant lease and sales activity, if any, will be ongoing on the adjacent real estate. Implementation of construction will be overseen by the developer (in a program management capacity) with a reporting and disbursement relationship with the lenders and the Public Bodies, as represented by a Trustee.

Finally, we will reach the Grand Opening celebration – the most delightful activities of programming a series of community, civic, sports, equestrian and entertainment events that will present our new venue to the Greater Augusta Community.

ScheerGame Sports Development Role and Compensation

ScheerGame, in Phase I, created and authored the development and financing plan for both the arena and the downtown vision. We have contracted with HOK Sport+Venue+Event and Turner Sports Construction who have provided design and cost estimating services respectively. The core of the following proposals is that you retain this same development team to bring the project to completion.

ScheerGame proposes to staff and deliver to you the development, financing, marketing and program management services required beginning with the referendum campaign and continuing through construction past opening day to the warranty and closeout period. We suggest a compensation approach that makes ScheerGame a "partner" in the sense of payment of a portion of the development fee only upon substantial completion of the building. Further, we suggest that the compensation approach recognize the stages of risk in the project – i.e. we propose modest staffing and financial exposure until after a successful SPLOST V vote. Accordingly, we also suggest a staffing plan that commits resources in stages.

SCHEERGAME

Ultimately, development of the project will require an on-site development team led by a project manager (the day-to-day developer), a marketing person, a program manager overseeing the design and construction, a project engineer/inspector during construction and an administrative assistant. Supporting this field team will be ScheerGame's home office staff who will provide development, financing, project and program management supervision, guidance and will maintain the same level of direct, hands-on involvement that has characterized our Phase I efforts. We do not believe that any field staff should be retained until after the SPLOST V vote.

ScheerGame proposes a fee schedule that is both graduated based upon the stage of the project and contains a back-end success payment. Those fees are:

1. Phase II – Obtaining the Public Funding/the Referendum Vote
    a. December, 2002 – May, 2003
    b. Estimated to last 6 months
    c. Fees of $10,000/month plus reimbursable expenses
    d. Assisting in fund-raising for campaign

2. Phase II – Creating the Development
    a. June, 2003 – May, 2004
    b. Estimated to last 12 months
    c. Development services fees of $25,000/month plus reimbursable expenses (financing, legal, marketing, governance, operations,)
    d. Program management services fees of $20,000/month (design and construction oversight and management)

3. Phase III - Realizing the Development
    a. June, 2004- January, 2007
    b. Building opening projected September 2006
    c. 27 month construction period, 4 month closeout period
    d. Program management services of $35,000/month to opening(design and construction oversight and ongoing required development and marketing services)
    e. Program management services of $15,000/month during 4 month closeout

4. Marketing Services
    a. Required pre-sale of contractual income obligations for financing (suites, club seats, naming and pouring rights, etc.)
    b. Cost of ScheerGame marketing personnel are included above
    c. Cost of sales and production materials included in project budget
    d. 10% sales commission included in project operating pro-forma
    e. Commission paid to party that sells inventory for life of underlying contract

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5. Success Fee
    a. Project Budget includes $4,211,842 for development and program management services fees
    b. ScheerGame proposed fees in items 1-3 above total $1,605,000
    c. ScheerGame proposes an equal split of remaining $2,606,842, paying $868,947 to each of the 3 "partners" in the development
    d. All of these fee calculations are approximate and based upon the October 2002 project budget
    e. All Lawrence/Morris development costs are reimbursable out of project financing and budget (carried in many divisions of project capital budget) and paid prior to division of success fee. Included in this reimbursement are all monies paid by Messrs. Lawrence and Morris to ScheerGame over the life of the project (i.e beginning with contract execution for Phase I in March, 2002).

The project budget and the construction cost estimates of the Development Study contain estimates of both design and construction management fees and expenses. These estimates should be considered upside or conservative estimates of the costs of those functions – they are intended to be all-inclusive of fees and expenses. They assume that both HOK and Turner will have local and minority partners who will share in the costs as projected.

<u>Conclusion</u>

ScheerGame is very proud of the small part that we have played in helping you create a vision by Augusta for its future. We very much, with our associates at HOK Sport+Venue+Event and Turner Construction, would like to continue to work with you to turn that vision into reality. This letter describes both the scope of services needed and a contractual relationship with ScheerGame Sports Development. It is intended to foster a conversation between us so that we can move forward together. We very much look forward to the presentation on November 22 and to meeting with you to discuss this proposal.

Sincerely,

Steven A. Stern

Cc: Carl Scheer

EXHIBIT 6.5

SCHEERGAME

STEVEN A. STERN
Chief Executive Officer

sstern@scheergame.com

2215 South Third Street • Suite 203
Jacksonville Beach, FL 32250
904-242-7206
904-242-7208 (fax)

RECEIVED 2-11-03

COPY

January 27, 2003

Mr. Frank Lawrence
Augusta Stallions Football Club
3480 Wrightsboro Road
Augusta, GA 30909

Mr. William S. Morris, III
Chairman and CEO
Morris Communications Corp.
P.O. Box 936
Augusta, GA 30903-0906

Dear Frank and Billy,

ScheerGame Sports Development, LLC. is pleased to submit this letter agreement and scope of services to provide certain additional services regarding the development of the proposed multi-purpose new sports and entertainment arena and the redevelopment of the existing Augusta/Richmond Civic Center property.

With the November 2002 presentation of the development plan for the new arena/equestrian center combined with a vision of possible downtown redevelopment, we have completed the initial Phase of the project. Phase I could have been called - Creating the Partnership. The remaining two phases – Creating the Development and Realizing the Development are in front of us. Initially, Phase II work will be devoted to providing those services and products needed by each of Richmond County and your interests for the proposed SPLOST V referendum that is proposed for June 2003. This agreement covers our services through the referendum process. If the referendum is approved and a funding mechanism for the arena/equestrian center established, we will formally propose additional services, to include the HOK/Turner design/build team, to help design, market, and finance and construct the building.

Phase II – Creating the Development – begins with the political process of obtaining referendum approval of the extension of the current SPLOST program. A Memorandum of Agreement (MOA) between the public and private partners on the Arena project may need to be developed before the referendum. The MOA would, in summary form, allocate the roles, responsibilities and obligations of each of the partners as well as describe the funding partnership of the Phase II development (pre-financing) costs. This MOA may or may not be entered into, and legislative approval obtained, prior to the referendum. The timing of this MOA is very much a political decision.

Charlotte, NC

Greenville, SC

Milwaukee, WI

Tampa, FL

www.scheergame.com

SCHEERGAME

SCOPE OF SERVICES

1. Participate in the Referendum Campaign
   a. Produce presentation materials on project
   b. Make public presentations as requested
      i. To Augusta public and private bodies
      ii. As requested by Commissioners, participate in district/neighborhood information or presentation sessions
      iii. Assist County Administrator in presentations to Aiken and Columbia Counties, Cities of Aiken and North Augusta, State of Georgia, legislative delegation and other potential public partners in the project
   c. Represent developers as directed
   d. Work with Augusta on financing plans
2. Create Memorandum of Agreement (if requested)
   a. Allocate Roles, Responsibilities, Obligations of the Parties
      i. Specify Developer Roles
         1. Contributions of pre-financing development capital
         2. Developer of arena and assumption of construction risk
         3. Operations of arena, who assumes operating risk
         4. Long-term commitment of hockey and football franchises, horse shows
         5. Development fees and construction cost overrun guarantees
         6. Creation of integrated site master plan
         7. Developer of adjacent real estate
         8. Capital contributions
         9. Development Fee
         10. Operator of Building
      ii. Specify Public Bodies Roles
         1. Identify the Public Bodies involved
         2. Assemblage and delivery of construction ready site
         3. Incentives, zoning, abatement, permitting and other real estate assistance/participation mechanisms for adjacent real estate
         4. Tax-exempt financing contributions
         5. Grants/donor contributions
         6. Governance

SCHEERGAME

iii. Partnership Issues
    1. Funding of Phase II development costs
    2. Sharing of net benefits of arena
    3. Governance, budgeting, reporting issues
    4. Schedule of Development
    5. Requirements for Phase II financing approvals

iv. Memorandum of Agreement
    1. Codification of all plans and agreements reached in Phase I including site, financing, parties to transaction
    2. Definitive Agreement to:
        a. Work together
        b. Proceed to Phase II
        c. Jointly fund Phase II
        d. Developer delivery of league approvals of franchises subject to completion of lease negotiations and venue financing
        e. Developer delivery of horse show commitments subject to completion of lease negotiations and venue financing.
    3. Will require legislative and executive approval of each Public Body participating in the project.

TIMING

The referendum on the SPLOST V program is expected to take place in 5 months. This contract will be in place until the referendum is held or a decision is made not to proceed with the arena project.

SCHEERGAME

PROFESSIONAL FEES AND EXPENSES

Our fees for the scope of services outlined are based upon our familiarity with both the project and the required steps to complete this stage of its development. Our fees are based upon the expectation that we will continue to provide development services through project completion should the referendum be successful. We have previously provided you with an outline of the services that we believe will be needed through design and construction if funding is obtained.

Our monthly fees for services during the "referendum" period will be $10,000 per month. In addition we will expect reimbursement of actual out-of-pocket expenses, to include travel related costs such as lodging, meals and transportation, as well as clerical services such as report reproduction, telephone and messenger service, subject to the same limitations and restrictions and accompanied by the same required documentation as applied to our services under the agreement between us that has just expired.

Attached to this agreement is a separate letter agreement with the County Administrator of Augusta. We will be providing certain presentation, financial analysis and other related referendum services to him during this same 5-month referendum period. We will be billing the County for time and expenses with a cap of $9,950 as payment for those services. All payments received from Augusta are credits to fees due and payable by you. In addition, should we receive payments from Columbia County for presentation services rendered to them in conjunction with the public meetings they are planning to hold to discuss the proposed arena, we shall also credit those payments against the fees due and payable by you. Our intent is to limit our compensation during the referendum period to $10,000 per month plus reimbursable expenses no matter how many parties share in the payment of those monies.

Billy and Frank, as you know, we avidly want to work to try and make this project happen. We have become deeply engaged in and committed to the efforts that you, and many others, are making to move Augusta forward. We want to be a part of that effort. In that spirit, in addition to the monthly limitation discussed above, we agree to limit the total fees that we will receive for these services to $50,000 not including reimbursement of our out-of-pocket expenses. If the SPLOST V election is postponed beyond June, we agree to reevaluate the need for and pricing of our services as part of an evaluation of the likelihood of arena funding, its timing and

SCHEERGAME

the continued interest of both public and private participants. Further, if the SPLOST election is postponed or is not held, this agreement may be immediatcly terminated.

Invoices will be monthly submitted throughout the engagement and will be duc upon receipt. Please indicate your acceptance of this proposal by signing four copies below and returning the same to me.

If you have any questions regarding our submittal, please call me at (904) 242-7206. We look forward to the opportunity of working together with you on this exciting project.

Very truly yours,

Steven A. Stern

Cc: Carl Scheer
Martin Greenberg

Augusta Stallions
Football Club, Inc.
Accepted by ______
its Pres.
date MAR 3, 2003

ScheerGame Sports
Development LLC
Accepted by ______
its CEO
date 1/27/03

Morris Communications Corporation
by ______
its ______
date Feb. 14, 2003

PROMISSORY NOTE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$250,000.00	07-21-2004	09-01-2004	0000000075	6001	1000481090	G97	[illegible]

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "***" has been omitted due to text length limitations.

Borrower: AUGUSTA ENTERTAINMENT, LLC (TIN: 20-0229550)
712 TELFAIR ST
AUGUSTA, GA 30901

Lender: SouthTrust Bank
Corporate Metro Lending
One Tenth Street
Augusta, GA 30901
(706) 849-3200

Principal Amount: $250,000.00 **Interest Rate: 3.490%** **Date of Note: July 21, 2004**

PROMISE TO PAY. AUGUSTA ENTERTAINMENT, LLC ("Borrower") promises to pay to SouthTrust Bank ("Lender"), or order, in lawful money of the United States of America, the principal amount of Two Hundred Fifty Thousand & 00/100 Dollars ($250,000.00), together with interest at the rate of 3.490% per annum on the unpaid principal balance from July 21, 2004, until paid in full.

PAYMENT. Borrower will pay this loan in one principal payment of $250,000.00 plus interest on September 1, 2004. This payment due on September 1, 2004, will be for all principal and all accrued interest not yet paid. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; then to principal; then to any unpaid collection costs; and then to any late charges. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

PREPAYMENT. Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the payment schedule. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: SouthTrust Bank, Corporate Metro Lending , One Tenth Street, Augusta, GA 30901.

LATE CHARGE. If a payment is 10 days or more late, Borrower will be charged 5.000% of the unpaid portion of the regularly scheduled payment or $10.00, whichever is greater, regardless of any partial payments Lender has received.

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, at Lender's option, and if permitted by applicable law, Lender may add any unpaid accrued interest to principal and such sum will bear interest therefrom until paid at the rate provided in this Note. Upon default, the total sum due under this Note will bear interest from the date of acceleration or maturity at the interest rate on this Note. The interest rate will not exceed the maximum rate permitted by applicable law.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Default in Favor of Third Parties. Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the related documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Death or Insolvency. The dissolution of Borrower (regardless of whether election to continue is made), any member withdraws from Borrower, or any other termination of Borrower's existence as a going business or the death of any member, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the indebtedness or any Guarantor dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note. In the event of a death, Lender, at its option, may, but shall not be required to, permit the Guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure.

Cure Provisions. If any default, other than a default in payment is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within fifteen (15) days; or (2) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's costs of collection, including court costs and fifteen percent (15%) of the principal plus accrued interest as attorneys' fees, if any sums owing under this Note are collected by or through an attorney at law, whether or not there is a lawsuit, and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

GOVERNING LAW. This Note will be governed by, construed and enforced in accordance with federal law and the laws of the State of Georgia. This Note has been accepted by Lender in the State of Georgia.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts, and, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this paragraph.

COLLATERAL. Borrower acknowledges this Note is secured by any and all Commercial Security Agreements covering a blanket lien on all Business Assets of Debtor; Commercial Guaranties executed by Frank J. Lawrence and William S. Morris, III; Cross-collateralized with loans #1000481090-18, 34, and 59 secured by Business Assets.

FINANCIAL STATEMENTS. Until this loan is paid in full, Borrower will furnish to Lender, as soon as available but in any event within 120 days after the end of each fiscal year, Borrower's balance sheet and statements of income, cash flows and changes in capital for the fiscal year just ended, setting forth in comparative form the corresponding figures for the prior year, together with accompanying schedules and footnotes. If the financial statements were compiled or certified by a public accountant, Borrower will also furnish Lender the accountant's letter accompanying the financial statements. Borrower will furnish to Lender, as soon as available but in any event within 30 days after the end of the first three quarters of Borrower's fiscal year, Borrower's balance sheet and profit and loss statement for the quarter just ended. All financial reports provided to Lender will be certified in writing by the chief executive officer, chief financial officer, managing partner or comparable financial officer of Borrower to be true and complete to the best of his or her knowledge and belief and to have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with the financial statements previously furnished to Lender or, if not so prepared, setting forth the manner in which the financial statements depart therefrom. Borrower will furnish Lender, within 30 days after Lender's request therefore, a copy of the federal income tax return most recently filed by Borrower. Borrower will cause each guarantor or endorser of this loan to furnish to Lender, within 30 days after Lender's request therefore, a current financial statement of such guarantor or endorser in form acceptable to Lender and a copy of the federal income tax return most recently filed by such guarantor or endorser.

OBLIGATION TO DEVELOP BUSINESS PLAN. Before approving this loan, Lender required Borrower to furnish Lender with financial statements and other information concerning the financial history and future prospects of Borrower's business. Lender requested and reviewed that information solely to enable it to make a decision whether to extend credit. Borrower understands that Lender has not necessarily approved Borrower's business plan and has not undertaken any duty or obligation to advise Borrower on business matters now or in the future. Lender is not a financial or business advisor, and Borrower will not look to Lender for business advice. Lender's role is solely that of a Lender, and Borrower's relationship with Lender is that of debtor and creditor. Lender expressly disclaims any fiduciary or other duties or obligations to Borrower except those expressly provided in the written loan documents signed by Lender.

NO ORAL AGREEMENTS. Lender's agreement to lend, Borrower's obligation to repay the loan, and all other agreements between Lender and Borrower have been reduced to writing. This instrument and the other documents signed concurrently with it contain the entire agreement between Lender and Borrower. Any prior conversations and discussions that Lender or Borrower may have had concerning the transaction are not binding unless reflected in the written loan documents. Borrower acknowledges that the loan documents reflect everything the Lender has agreed to do or not to do in connection with this transaction.

COMMERCIAL PURPOSES. Borrower intends to use the loan proceeds solely for business or commercial related purposes and under no circumstances will such proceeds be used for personal, family or household purposes.

ADDITIONAL CROSS COLLATERALIZATION. In addition to the Note, this Agreement secures all obligations, debts and liabilities, plus interest thereon, of Borrower or Grantor to Lender, or any one or more of them, as well as all claims by Lender against Borrower or Grantor or any one or more of them, whether now existing or hereafter arising, whether related or unrelated to the purpose of the Note, whether voluntary or otherwise, whether due or not due, direct or indirect, determined or undetermined, absolute or contingent, liquidated or unliquidated whether, Borrower or Grantor may be liable individually or jointly with others, whether obligated as guarantor, surety, accommodation party or otherwise, and whether recovery upon such amounts may be or hereafter may become barred by any statute of limitations, and whether the obligation to repay such amounts may be or hereafter may become otherwise unenforceable.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

NOTIFY US OF INACCURATE INFORMATION WE REPORT TO CONSUMER REPORTING AGENCIES. *Please notify us if we report any inaccurate information about your account(s) to a consumer reporting agency. Your written notice describing the specific inaccuracy(ies) should be sent to us at the following address:* SouthTrust Bank, Corporate Metro Lending , One Tenth Street, Augusta, GA 30901

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties waive any right to require Lender to take action against any other party who signs this Note as provided in O.C.G.A. Section 10-7-24 and agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

THIS NOTE IS GIVEN UNDER SEAL AND IT IS INTENDED THAT THIS NOTE IS AND SHALL CONSTITUTE AND HAVE THE EFFECT OF A SEALED INSTRUMENT ACCORDING TO LAW.

BORROWER:

AUGUSTA ENTERTAINMENT, LLC

By: ______________________ (Seal)
Frank J. Lawrence, Managing Member of AUGUSTA ENTERTAINMENT, LLC

EXHIBIT 11.1

LAW OFFICES

HULL, TOWILL, NORMAN, BARRETT & SALLEY

A PROFESSIONAL CORPORATION

POST OFFICE BOX 1564

AUGUSTA, GEORGIA 30903-1564

OFFICE

SUNTRUST BANK BUILDING
801 BROAD STREET, SEVENTH FLOOR
AUGUSTA, GEORGIA 30901

TELEPHONE (706) 722-4481
FACSIMILE (706) 722-9779
www.hullfirm.com

August 5, 2004

Augusta Entertainment, LLC
3480 Wrightsboro Road
Augusta, GA 30909

Ladies and Gentlemen:

We have acted as counsel to Augusta Entertainment, LLC, a Georgia limited liability company (the "Company") in connection with the issuance and the sale of 2,400 limited liability company membership units of the Company for an issue price of $1,000 per unit (the "Units") as more particularly evidenced by the Company's Regulation A Offering Statement filed with the Securities and Exchange Commission (the "Offering Statement").

In connection with the delivery of this opinion, we have examined originals or copies of the proposed form of the Company's Amended and Restated Operating Agreement as set forth as an exhibit to the Offering Statement, the Offering Statement, certain resolutions adopted or to be adopted by the managers, the form of Subscription Agreement for the Units and such other records, agreements, instruments, certificates and other documents of public officials, the Company and its managers, officers and representatives and have made such inquiries of the Company and its managers, officers and representatives, as we have deemed necessary or appropriate in connection with the opinions set forth herein. We are familiar with the proceedings heretofore taken, and with the additional proceedings proposed to be taken, by the Company in connection with the authorization, issuance and sale of the Units. With respect to certain factual matters material to our opinion, we have relied upon representations from, or certificates of managers, officers and representatives of the Company. In making such examination and rendering the opinions set forth below, we have assumed without verification the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the authenticity of the originals of such documents submitted to us as certified copies, the conformity to originals of all documents submitted to us as copies, the authenticity of the originals of such later documents, and that all documents submitted to us as certified copies are true and correct copies of such originals.

Based on such examination and review, and subject to the foregoing, we are of the opinion that upon the due execution and delivery of the Company's Amended and Restated Operating

SOUTH CAROLINA OFFICE: 111 PARK AVENUE SW, AIKEN, SOUTH CAROLINA 29801
TELEPHONE (803) 648-4213 FACSIMILE (803) 648-2601

Agreement in the form as attached to the Offering Statement and the issuance, delivery and payment for the Units in the manner contemplated by the Offering Statement, the Units will be validly issued, fully paid and non-assessable.

The opinions set forth herein are limited to matters of Federal law and to the laws of the state of Georgia including the statutory provisions, all applicable provisions of the Georgia Constitution and reported judicial decisions interpreting those laws, and we express no opinion as to the laws of any other jurisdiction.

We consent to the inclusion of this opinion as an Exhibit to the Offering Statement and to the reference to our firm in the Offering Statement.

Very truly yours,

Hull, Towill, Norman, Barrett & Salley, P.C.

Hull, Towill, Norman, Barrett & Salley, P.C.